UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2009

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements, which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Contents

Interim Management Report
Selected Operating and Financial Data - Telecom Italia Group	Page	3
Corporate Boards at June 30, 2009	Page	8
Macro-organization Chart at June 30, 2009 - Telecom Italia Group	Page	10
Information for Investors	Page	11
Review of Operating and Financial Performance - Telecom Italia Group	Page	15
Events Subsequent to June 30, 2009	Page	31
Business Outlook for the Year 2009	Page	31
Half-year Condensed Consolidated Financial Statements	Page	32
Selected Operating and Financial Data - The Business Units of the Telecom Italia Group	Page	37
The Business Units of the Telecom Italia Group	Page	39
Domestic	Page	39
Brazil	Page	49
European BroadBand	Page	53
Media	Page	57
Olivetti	Page	60
International Investments Accounted for Using the Equity Method	Page	62
Related Party Transactions	Page	63
Sustainability Section	Page	64
The Environment	Page	64
Human Resources	Page	67
Research and Development	Page	72
Alternative Performance Measures	Page	73

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2009

Contents	Page	75
Consolidated Statements of Financial Position	Page	76
Separate Consolidated Income Statements	Page	78
Consolidated Statements of Comprehensive Income	Page	79
Consolidated Statements of Changes in Equity	Page	80
Consolidated Statements of Cash Flows	Page	81
Notes to the Half-year Condensed Consolidated Financial Statements	Page	83
Certification of the Half-year Condensed Consolidated Financial Statements at June 30, 2009 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions	Page	156
Auditors’ review report on the interim condensed consolidated financial statements	Page	157

Useful Information	Page	158

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian-language version prevails.

Half-yearly Financial Report at June 30, 2009	2
Contents

Selected Operating and Financial Data

Telecom Italia Group

•	Half-year 2009 highlights

Cash flows from operations and financial discipline	During the first half of 2009, the Group’s transformation described in the Industrial Plan 2009-2011 was set into motion. The plan calls for a structural revision of the composition of Revenues, marketing processes and also the implementation of efficiency and control programs for expenditures aimed at containing cash costs. These actions, combined with a rigorous financial discipline, brought cash flows from operations to 2.2 billion euros or about 600 million euros more than in the corresponding period of 2008.

Organic EBITDA and organic EBITDA margin	The above actions as applied to Revenues and Costs made it possible to keep EBITDA basically in line with the corresponding period of 2008, improving on the percentage margin against the first half of 2008 by 1.5 percentage points, increasing from 39.7% to 41.2%. Such results put the Telecom Italia Group among the top performers in the TLC sector.

Pre-tax profit	Effective financial management together with the positive trend of operating management resulted in an increase in pre-tax profit of 192 million euros, +13.8% over the first half of 2008.

***

The main financial and operating indicators performed as follows in the first half of 2009:

Consolidated Revenues: are 13,953 million euros. The organic change(1) is -3.8% compared to the same period of the prior year. In particular:

•

the organic reduction of Domestic Revenues is 4.7%: although National Wholesale revenues grew (+15.8%), retail Revenues contracted as a result of competition and the macroeconomic trend which caused a variation in Revenues of -3.0% in the Top Clients Division, -8.7% in the Business Division and -6.8% in the Consumer Division.

This variation was determined by a reduction of the Revenues of the mobile segment (-7.1%) and a contraction of the Revenues in the fixed segment (-1.6%) which is a confirmation of the slowdown of the erosion recorded during 2008.

•

the organic growth of Revenues in Brazil is +2.1% (+0.7% in the first quarter of 2009, +3.4% in the second quarter of 2009, compared to the same quarter of the prior year). In a first half in transition, in which the reorganization measures were completed and the first steps in the commercial relaunch plan were taken, VAS and product revenues recorded a good performance, driven by the growth of the customer base which, after a contraction in the first quarter, once again became positive (+4.8% compared to the first quarter of 2009).

Consolidated organic EBITDA: is 5,747 million euros. Notwithstanding the above-mentioned organic reduction in Revenues, the organic change in EBITDA is -0.2% compared to the first half of 2008. This significant result was reached thanks to the structural

(1)	The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Interim Management Report	3
Selected Operating and Financial Data – Telecom Italia Group

revision of the composition of Revenues which benefited from the services which carried a higher margin, as well as due to efficiency and control measures over all the cost variables according to the operating cost reduction programs announced in the Group’s Plan 2009-2011.

Consolidated organic EBIT: is 2,817 million euros. The organic change is -1.9% compared to the first half of 2008.

Consolidated organic EBIT margin: is 20.2% in the first half of 2009, with a gain of 0.4% points over the same period of the prior year.

Finance income/expenses and income taxes: the financial component, investment management and the equity valuation of associates record an overall improvement of 87 million euros.

Income taxes increased by 484 million euros: excluding deferred income taxes of 515 million euros in the first half of 2008 on accelerated depreciation taken in prior years reversed to income, income taxes decreased by 31 million euros.

Profit for the period attributable to owners of the Parent: is 964 million euros and decreased by 153 million compared to the first half of 2008, mainly as a result of higher income taxes.

Net free cash flow from operations: is 2,170 million euros and improved by 587 million euros compared to the first half of 2008. This is the consequence of a stable operating margin year-on-year and the effectiveness of measures aimed at controlling costs and monitoring and selecting capital expenditure projects. Capital expenditures in particular decreased by 913 million euros (-30.9%) compared to the first half of 2008, which had included 477 million euros for the acquisition of the 3G license in Brazil.

Adjusted net financial debt: the volatility of interest rates and exchange rates which were a distinguishing feature of the financial markets starting from the fourth quarter of 2008, had a sharp impact on the fair value of derivatives and related financial assets and liabilities. In order to present a more realistic analysis of net financial debt, a new performance measure has been introduced denominated “adjusted net financial debt” which excludes purely accounting and non-monetary effects deriving from the fair value measurement of derivatives and the related financial assets and liabilities.

At June 30, 2009, adjusted net financial debt amounts to 34,859 million euros, increasing 333 million euros compared to December 31, 2008 (34,526 million euros). This increase is a reflection of the payment of income taxes, including 244 million euros for tax disputes, provided for in prior years, and the distribution of dividends for 1,050 million euros.

The change in adjusted net financial debt in the first half of 2009, totaling +333 million euros, can be compared to +1,456 million euros recorded in the corresponding period of the prior year, with an improvement of 1,123 million euros.

Liquidity margin: amounts to 8.1 billion euros at June 30, 2009. During the first half of 2009, the situation of the European and United States financial markets made it possible to issue new bonds and obtain new loans at advantageous conditions. In addition, 6.5 billion euros of available irrevocable long-term credit lines (expiring in 2014) is available, not subject to events which limit its utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage in order to have a sufficient treasury margin at its disposal to meet debt repayment obligations over the next 18 to 24 months.

Interim Management Report	4
Selected Operating and Financial Data – Telecom Italia Group

Consolidated Operating and Financial Data

(millions of euros)	1st Half 2009	1st Half 2008	Change %
Revenues	13,953	14,809	-5.8%
EBITDA (1)	5,670	5,502	3.1%
EBIT(1)	2,680	2,575	4.1%
Profit before tax from continuing operations	1,588	1,396	13.8%
Profit from continuing operations	941	1,233	-23.7%
Loss from Discontinued operations/Non-current assets held for sale	—	(148)	°
Profit for the period	941	1,085	-13.3%
Profit for the period attributable to owners of the Parent	964	1,117	-13.7%
Investments:
Industrial	2,043	2,956	-30.9%
Financial	4	—	°

Consolidated Financial Position Data

(millions of euros)	6/30/2009	12/31/2008	Change
Total assets	86,143	85,650	493
Total equity	26,621	26,825	-204
- attributable to owners of the Parent	25,820	26,095	-275
- attributable to Minority Interest	801	730	71
Total liabilities	59,522	58,825	697
Total equity and liabilities	86,143	85,650	493
Share capital	10,585	10,591	-6
Net financial debt carrying amount (1)	35,185	34,039	1,146
Adjusted net financial debt (1)	34,859	34,526	333
Adjusted net invested capital (2)	61,480	61,351	129
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)	56.7%	56.3%	+0.4 pp

Headcount, number in the Group at period-end (3)

(number)	6/30/2009	12/31/2008	Change
Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	76,560	77,825	-1,265
Headcount of Discontinued operations/Non-current assets held for sale	—	—	—

Headcount, average number in the Group (3)

(equivalent number)	1st Half 2009	1st Half 2008	Change %
Headcount (excluding headcount of Discontinued operations/Non-current assets held for sale)	73,368	76,660	-3,292
Headcount of Discontinued operations/Non-current assets held for sale	—	1,338	-1,338

Interim Management Report	5
Selected Operating and Financial Data – Telecom Italia Group

Consolidated Profit Ratios

	1st Half 2009	1st Half 2008	Change %
EBITDA(1) / Revenues	40.6%	37.2%	3,4 pp
EBIT(1) / Revenues (ROS)	19.2%	17.4%	1,8 pp
Revenues/Headcount (average number in the Group, thousands of euros)	190,2	193,2	-3,0
EBITDA(1) /Headcount (average number in the Group, thousands of euros)	77,3	71,8	5,5

Operating Data

	6/30/2009	12/31/2008	Change
Fixed-line network connections in Italy at period-end (thousands)	19,170	20,031	-861
Physical accesses at period-end (Consumer + Business) (thousands)	16,621	17,352	-731
Mobile lines in Italy at period-end (thousands)	32,630	34,797	-2,167
Mobile lines in Brazil at period-end (thousands)	37,826	36,402	1,424
Broadband connections in Italy at period-end (thousands)	8,443	8,134	309
of which retail broadband connections (thousands)	6,859	6,754	105
Broadband connections in Europe at period-end (thousands)	2,452	2,510	-58

(1)	Details are provided in the section “Alternative Performance Measures”.
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.
(3)	Headcount includes the number of people with temp work contracts.

The Telecom Italia Group Half-yearly Financial Report at June 30, 2009 has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), and subsequent amendments and additions, and has been drawn up in accordance with International Accounting Standards issued by the International Accounting Standards Board and endorsed by the European Union (denominated “IFRS”), as well as the measures enacted implementing art. 9 of Legislative Decree 38/2005.

The report includes:

•	the Interim Management Report;

•	the half-year condensed consolidated financial statements

•	the certification of the half-year condensed consolidated financial statements pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions

Certain new standards and interpretations came into effect beginning January 1, 2009 and have therefore been applied to these financial statements. In particular, following the retrospective application of IFRIC 13 (Customer Loyalty Programmes), the comparative data of the corresponding periods of the year 2008 has been appropriately restated. Additional information is presented in the Note “Accounting Policies” of the half-year condensed consolidated financial statements at June 30, 2009.

Moreover, as a result of the application of IFRS 8, the use of the terms “operating segment” and “Business Unit” in this Half-yearly Financial Report are considered synonymous.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in Revenues, EBITDA and EBIT, and net financial debt carrying amount and adjusted net financial debt. Additional details on such measures are presented under “Alternative performance measures”.

Furthermore, particularly the part entitled “Business Outlook for the Year 2009” contains forward-looking statements. The Half-yearly Financial Report is based on the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

Interim Management Report	6
Selected Operating and Financial Data – Telecom Italia Group

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

Beginning May 1, 2009, the company Telecom Media News S.p.A. has been excluded from the scope of consolidation following the sale of a 60% stake by Telecom Italia Media S.p.A..

The following principal changes had taken place during 2008:

•

the exclusion of Entel Bolivia starting from the second quarter of 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company. The investment is now carried in Current assets;

•	the exclusion of the “Pay-per-View” business segment from December 1, 2008 after its disposal by Telecom Italia Media S.p.A..

Interim Management Report	7
Selected Operating and Financial Data – Telecom Italia Group

Corporate Boards at June 30, 2009

•	Board of Directors

The Telecom Italia shareholders’ meeting held on April 14, 2008 elected the board of directors, establishing the number of directors at 15 and setting the expiry of the term of office at three years, up to the approval of the financial statements at December 31, 2010.

At June 30, 2009, the board of directors of the company is composed as follows:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Stefano Cao (*)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Renato Pagliaro
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano

(*)	Co-opted by the board of directors on February 27, 2009 to replace Gianni Mion who resigned and subsequently appointed a director by the shareholders’ meeting held on April 8, 2009 up to the expiry of the term of office of the board of directors (the approval of the 2010 financial statements).

The board of directors formed the following internal committees:

•

Executive Committee, composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Elio Cosimo Catania, Julio Linares López, Aldo Minucci, Stefano Cao (appointed by the board of directors’ meeting held on May 7, 2009, to replace Gianni Mion) and Renato Pagliaro;

•	Committee for Internal Control and Corporate Governance, composed of: Paolo Baratta (Chairman), Roland Berger, Jean Paul Fitoussi and Aldo Minucci;

•	Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (Chairman), Berardino Libonati and Luigi Zingales.

•	Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until approval of the 2011 financial statements.

The new board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

Interim Management Report	8
Corporate Boards at June 30, 2009

•	Independent Auditors

The independent auditors are Reconta Ernst & Young S.p.A. up to the audit of the 2009 financial statements.

•	Manager responsible for preparing the corporate financial reports

Marco Patuano (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing the corporate financial reports of Telecom Italia.

Interim Management Report	9
Corporate Boards at June 30, 2009

Macro-organization Chart at June 30, 2009

Telecom Italia Group

Note that as a result of the issue of Organizational Regulation No. 334, as of July 17, 2009 the Domestic Market Operations structure, headed by Oscar Cicchetti, is now organized as follows:

•	Consumer: headed by Fabrizio Bona;

•	Business: headed by Pietro Labriola;

•	TOP Clients Market & Networked IT Services: headed by Gianfilippo D’Agostino;

•	Customer Operations: headed by Carlos Lambarri;

•	Business Innovation: headed by Luca Tomassini;

•	Quality of Service: headed by Paolo D’Andrea.

Interim Management Report	10
Macro-organization Chart at June 30, 2009 – Telecom Italia Group

Information for Investors

•	Telecom Italia S.p.A. share capital at June 30, 2009

Share capital	10,673,803,873.70 euros
Number of ordinary shares (par value 0.55 euros each)	13,380,795,473
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of treasury shares held by the Group to share capital	0.84%
Market capitalization (based on June 2009 average prices)	16,926 million euros

•	Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at June 30, 2009, supplemented by communications received and other sources of information (ordinary shares)

Major holdings in share capital

At June 30, 2009, taking into account the results in the Shareholders Book, communications sent to CONSOB and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120, and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital
Telco S.p.A.	Direct	24.50%
Findim Group S.A.	Direct	5.01%

Interim Management Report	11
Information for Investors

Furthermore, the following companies, as investment advisory firms, notified CONSOB that they are in possession of Telecom Italia S.p.A. ordinary shares:

•	Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares equal to 4.024% of total Telecom Italia S.p.A. ordinary shares;

•	Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares equal to 2.069% of total Telecom Italia S.p.A. ordinary shares.

•	Common representatives

Carlo Pasteris is the common representative of the savings shareholders (for the years 2007– 2009). Francesco Pensato is the common representative of the bondholders for the following bonds:

•	Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium;

•	Telecom Italia S.p.A. 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired;

•	Telecom Italia S.p.A. 750,000,000 euros, 4.50% notes due 2011;

•	Telecom Italia S.p.A. 1,250,000,000 euros 5.375% notes due 2019.

•	Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2009 – 6/30/2009 vs. FTSE Italy All-Share Index and Dow Jones Stoxx TLC Index

(*) Stock market prices. Source Reuters.

Interim Management Report	12
Information for Investors

Relative performance by Telecom Italia Media S.p.A.

1/1/2009 – 6/30/2009 vs. FTSE Italy All-Share Index and Dow Jones Stoxx MEDIA Index

(*) Stock market prices. Source Reuters.

Relative performance by Tim Participações S.A.

1/1/2009 – 6/30/2009 vs. BOVESPA Index and ITEL Index (in Brazilian reais)

(*) Stock market prices. Source Bloomberg.

Interim Management Report	13
Information for Investors

The ordinary and savings shares of Telecom Italia S.p.A. and the preferred shares of Tim Participações S.A. are listed on the New York Stock Exchange (NYSE). Telecom Italia S.p.A. shares are listed with ordinary and savings American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares.

•	Rating at June 30, 2009

	Rating	Outlook
STANDARD & POOR’S	BBB	Stable
MOODY’S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Standard & Poor’s, on July 29, 2009, confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Moody’s, on June 17, 2009, confirmed its Baa2 rating of Telecom Italia with a stable outlook for the Group.

Fitch Ratings, on June 12, 2009 confirmed its BBB rating of Telecom Italia with a stable outlook for the Group.

Interim Management Report	14
Information for Investors

Review of Operating and Financial Performance Telecom Italia Group

•	Half-year 2009 consolidated operating performance

The main profit indicators in the first half of 2009 compared to those in the first half of 2008 are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%	% organic
REVENUES	13,953	14,809	(856)	(5.8)	(3.8)
EBITDA	5,670	5,502	168	3.1	(0.2)
EBITDA MARGIN	40.6%	37.2%	3.4 pp
ORGANIC EBITDA MARGIN	41.2%	39.7%	1.5 pp
EBIT	2,680	2,575	105	4.1	(1.9)
EBIT MARGIN	19.2%	17.4%	1.8 pp
ORGANIC EBIT MARGIN	20.2%	19.8%	0.4 pp
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,588	1,396	192	13.8
PROFIT FROM CONTINUING OPERATIONS	941	1,233	(292)	(23.7)
LOSS FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	—	(148)	148	°
PROFIT FOR THE PERIOD	941	1,085	(144)	(13.3)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	964	1,117	(153)	(13.7)

The following chart summarizes the main line items which had an impact on the profit attributable to owners of the Parent in the first half of 2009:

Interim Management Report	15
Review of Operating and Financial Performance - Telecom Italia Group

Revenues

Revenues amount to 13,953 million euros in the first half of 2009 with a reduction of 5.8% compared to 14,809 million euros in the same period of 2008 (-856 million euros). In terms of the organic change, the reduction in consolidated revenues is -3.8% (-554 million euros).

In detail, the organic change in revenues is calculated by:

•	excluding the effect of the change in the scope of consolidation (-53 million euros, mainly in reference to the exclusion of Entel Bolivia from the second quarter of 2008);

•

excluding the effect of exchange differences (-273 million euros, being the sum of the negative exchange differences of the Brazil Business Unit(1), equal to 285 million euros, and the exchange differences of the other Business Units, equal to +12 million euros);

•	excluding non-organic other revenues resulting from the settlement of some rate disputes with other operators in the first half of 2008, equal to 24 million euros.

The breakdown of Revenues by operating segment is the following:

(millions of euros)	1st Half 2009		1st Half 2008		Change
		% of total		% of total	amount	%	% organic
Domestic	10,891	78.0	11,391	76.9	(500)	(4.4)	(4.7)
Brazil	2,299	16.5	2,537	17.1	(238)	(9.4)	2.1
European BroadBand	613	4.4	642	4.3	(29)	(4.5)	(4.5)
Media, Olivetti and Other Operations	303	2.2	426	2.9	(123)	(28.9)
Adjustments and Eliminations	(153)	(1.1)	(187)	(1.2)	34	(18.2)
Total consolidated revenues	13,953	100.0	14,809	100.0	(856)	(5.8)	(3.8)

The following chart summarizes the changes in revenues in the periods under comparison:

(1)

The average exchange rate used to translate the Brazilian real to euro (expressed in terms of units of local currency per 1 euro), is equal to 2.92345 for the first half of 2009 and 2.59480 for the first half of 2008. The effect of the change in the exchange rates is calculated applying, to the period under comparison, the foreign currency translation rates used for the current period.

Interim Management Report	16
Review of Operating and Financial Performance - Telecom Italia Group

The Domestic Business Unit (divided in Core Domestic and International Wholesale) was hurt overall in the first half by the negative market scenario with mixed results: the fixed telephony area continues to report an improving trend and mobile telephony registers a decline compared to previous quarters.

In particular, the change in Revenues of Core Domestic (telecommunication operations in Italy, shown in its new representation by business sales segment) during the first half of 2009 reflects the following:

•

a contraction in Consumer segment revenues (-6.8%) largely attributable to business areas with low margins (products -38% and mobile content -27%) while growth was reported for both fixed (+12%) and mobile (+23%) Broadband;

•

a reduction in Business segment revenues (-8.7%) hit to a greater extent than the other markets by the decline in consumption owing to the aforementioned economic picture and the contrasting impact of competition in the fixed telephony area due to asymmetries, particularly regarding Telecom Italia’s customer win-back procedure;

•	a limited reduction in the Top segment (-3%) driven by strong growth in ICT solutions and packages (+16.9%), a stable mobile area and a fall in the fixed business;

•	a significant increase in the National Wholesale segment (+15.8% the organic increase) generated by the growth of the customer base of alternative operators.

As for the growth of the Brazil Business Unit revenues, the increase in organic revenues is +2.1% (+0.7% over the first quarter of 2009 compared to the same period of the prior year) thanks to the good trend in VAS and product revenues, buoyed by the expansion of the customer base which, after a decline in the first quarter, again reports a positive gain (+4.8% compared to the first quarter of 2009).

For an in-depth analysis of revenue performance by individual Business Unit, please refer to the section “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is equal to 5,670 million euros and increased, compared to the corresponding period of 2008, by 168 million euros (+3.1%). The organic change in EBITDA is a negative 12 million euros (-0.2%).

The EBITDA margin went from 37.2% in the first half of 2008 to 40.6% in the first half of 2009; at the organic level, the EBITDA margin is 41.2% in the first half of 2009 with an increase of 1.5 percentage points compared to the same period of the prior year (39.7%).

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	1st Half 2009		1st Half 2008		Change
		% of total		% of total	amount	%	% organic
Domestic	5,044	88.9	4,897	89.0	147	3.0	(2.6)
EBITDA margin	46.3		43.0		+3.3 pp		+1.1pp
Brazil	527	9.3	521	9.5	6	1.2	20.4
EBITDA margin	22.9		20.5		+2.4 pp		+3.7pp
European BroadBand	129	2.3	119	2.2	10	8.4	8.4
EBITDA margin	21.0		18.5		+2.5 pp		+2.5pp
Media, Olivetti and Other Operations	(24)	(0.4)	(24)	(0.4)	—	—
Adjustments and Eliminations	(6)	(0.1)	(11)	(0.2)	5	(45.5)
Total consolidated	5,670	100.0	5,502	100.0	168	3.1	(0.2)
EBITDA margin	40.6%		37.2%		+3.4 pp		+1.5pp

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Review of Operating and Financial Performance - Telecom Italia Group

The following chart summarizes the changes in EBITDA:

Income and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Disputes and settlements	41	36	5
Costs for services of the Brazil Business Unit associated with the settlement of a dispute	22	—	22
Other expenses, net	14	2	12
Expenses for mobility agreements under Law 223/91	—	287	(287)
Total non-organic (income) expenses	77	325	(248)

EBITDA was particularly impacted by the change in the following line items, analyzed below.

Acquisition of goods and services

Acquisition of goods and services stands at 5,951 million euros, with a reduction of 663 million euros (-10.0%) compared to the first half of 2008 (6,614 million euros) connected in part with the exchange rate effect, particularly that of the Brazil Business Unit (-160 million euros). In any case, the reduction of costs is across all areas of expenses, particularly the portion of revenues to be paid to other operators and purchases of goods by the Domestic Business Unit.

In detail:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Purchases of goods	860	1,077	(217)
Portion of revenues to paid to other operators and interconnection costs	2,450	2,777	(327)
Commercial and advertising costs	951	962	(11)
Power, maintenance and outsourced services	622	644	(22)
Rent and leases	302	302	—
Other service expenses	766	852	(86)
Total acquisition of goods and services	5,951	6,614	(663)
% of revenues	42,7	44,7	-2,0pp

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Review of Operating and Financial Performance - Telecom Italia Group

Employee benefits expenses

Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Employee benefits expenses – Italian companies:
Expenses and costs of ordinary employees	1,774	1,778	(4)
Expenses for mobility agreements under Law 223/91	—	287	(287)
Total employee benefits expenses – Italian Companies	1,774	2,065	(291)
Total employee benefits expenses – Foreign Companies	180	209	(29)
Total employee benefits expenses	1,954	2,274	(320)
% of revenues	14.0	15.4	-1.4pp

In the Italian component of employee benefits expenses, the decrease of 4 million euros resulted from the reduction in the average number of the salaried workforce (-2,242 compared to the first half of 2008, at the same scope of consolidation) and is mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and estimated TLC labor contract expenses for the current year.

Employee benefits expenses in the first half of 2008 also included expenses amounting to 287 million euros for the start of mobility procedures under Law 223/91 by the Parent, Telecom Italia.

In the foreign component of employee benefits expenses, the decrease of 29 million euros is largely due to the exchange rate effect of the Brazil Business Unit (-14 million euros) and also to the exclusion from the scope of consolidation of the Entel Bolivia group (-4 million euros).

The average number of the salaried workforce is the following:

(equivalent number)	1st Half 2009	1st Half 2008	Change
Average salaried workforce – Italy	61,099	63,341	(2,242)
Average salaried workforce – Foreign (1)	12,269	13,319	(1,050)
Total average salaried workforce (2)	73,368	76,660	(3,292)
Non-current assets held for sale – Foreign	—	1,338	(1,338)
Total average salaried workforce – including Non-current assets held for sale	73,368	77,998	(4,630)

(1)	The change compared to the first half of 2008 includes a reduction due to the exclusion of a 742 average headcount of the Entel Bolivia group.
(2)	The total includes people with temp work contracts: 793 average headcount in the first half of 2009 (of which a 462 average headcount in Italy and a 331 average foreign headcount); a 1,567 average headcount in the first half of 2008 (of which a 1,065 average headcount in Italy and a 502 average foreign headcount).

Headcount at June 30, 2009 is the following:

(number)	6/30/2009	12/31/2008	Change
Headcount – Italy	63,250	64,242	(992)
Headcount – Foreign	13,310	13,583	(273)
Total (1)	76,560	77,825	(1,265)

(1)	Includes headcount with temp work contracts: 575 at 6/30/2009 (of which 255 in Italy and 320 foreign) and 1,075 at 12/31/2008 (of which 721 in Italy and 354 foreign).

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Review of Operating and Financial Performance - Telecom Italia Group

Other income

Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Late payment fees charged for telephone services	34	46	(12)
Recovery of personnel costs, acquisition of goods and services rendered	23	28	(5)
Capital and operating grants	29	24	5
Damage compensation, penalties and sundry recoveries	22	40	(18)
Sundry income	30	20	10
Total	138	158	(20)

Other operating expenses

Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Writedowns and expenses in connection with credit management	293	373	(80)
Accruals to provisions	45	71	(26)
Telecommunications operating fees and charges	143	159	(16)
Taxes on revenues of Brazilian companies	124	135	(11)
Indirect duties and taxes	65	72	(7)
Penalties, compensation and administrative sanctions	46	21	25
Association dues and fees, donations, scholarships and traineeships	13	13	—
Sundry expenses	21	21	—
Total	750	865	(115)

Writedowns and expenses in connection with credit management include 189 million euros referring to the Domestic Business Unit (172 million euros in the first half of 2008), 82 million euros to the Brazilian Business Unit (183 million euros in the first half of 2008, which recorded higher writedowns for one specific sales channel) and 21 million euros to the European BroadBand Business Unit (16 million euros in the first half of 2008).

Accruals to provisions recorded mainly for pending disputes include 32 million euros referring to the Domestic Business Unit (48 million euros in the first half of 2008) and 11 million euros to the Brazilian Business Unit (20 million euros in the first half of 2008).

Penalties, compensation and administrative sanctions refer entirely to the Domestic Business Unit; in the first half of 2009, the amount also includes expenses in connection with a settlement with another operator.

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Amortization of intangible assets with a finite useful life	1,177	1,215	(38)
Depreciation of tangible assets – owned and leased	1,750	1,737	13
Total	2,927	2,952	(25)

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Review of Operating and Financial Performance - Telecom Italia Group

The reduction in the amortization charge of intangible assets with a finite useful life is entirely in connection with the Brazil exchange rate effect (-31 million euros) and that effect had an impact on the depreciation charge of tangible assets – owned and leased of -28 million euros, which was countered by higher depreciation charges by the Domestic, Brazil and European BroadBand Business Units.

Net losses on disposals of non-current assets

Net losses on disposals of non-current assets is 15 million euros and includes the negative impact of 11 million euros on the sale of a 60% stake in Telecom Media News S.p.A. by Telecom Italia Media S.p.A. In the first half of 2008, this line item had included net gains of 26 million euros mainly in reference to the sale of properties.

Impairment losses on non-current assets

The impairment loss of 48 million euros refers entirely to intangible assets of the Domestic Business Unit. Specifically, in light of the new organizational structure and the continuance of fixed-mobile convergence, at this time the credit management platform developed for the fixed consumer clientele is no longer considered usable.

EBIT

EBIT is 2,680 million euros, with an increase of 105 million euros compared to the first half of 2008 (+4.1%). Instead, the organic change in EBIT is a negative 55 million euros (-1.9%).

The EBIT margin went from 17.4% in the first half of 2008 to 19.2% in the first half of 2009; at the organic level, the EBIT margin is 20.2% in the first half of 2009 (19.8% in the corresponding period of the prior year).

The following chart summarizes the changes in EBIT:

Non-organic income and expenses excluded from the calculation of organic EBIT are the following:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Non-organic expenses already described under EBITDA	77	325	(248)
Impairment loss on non current assets	48	—	48
Losses (Gains) from the sale of properties and investments	11	(25)	36
Other expenses, net	1	—	1
Total Non-organic (income) expenses	137	300	(163)

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Review of Operating and Financial Performance - Telecom Italia Group

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
ETECSA	31	29	2
Other	2	8	(6)
Total	33	37	(4)

Other income (expenses) from investments

Other income (expenses) from investments in the first half of 2009 amount to a negative 33 million euros and include the writedown of 39 million euros on the 19.37% investment in the Italtel Group. The amount of the investment, recorded at cost, was written off on the basis of a valuation backed by a specific report on its estimated value, conducted by an independent appraiser. The line item also includes gains, net of the relative transaction expenses of 3 million euros, on the disposals, in early 2009, of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which had already been classified in Non-current assets held for sale at December 31, 2008.

Finance income (expenses)

Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	5	(110)	115
Income (expenses) on bond buybacks	—	46	(46)
Early closing of cash flow derivatives	12	10	2
Net finance expenses, fair value adjustments of derivatives and underlyings and other items	(1,109)	(1,164)	55
Total	(1,092)	(1,218)	126

The change in finance income (expenses) was impacted by the following:

•

lower income on bond buybacks. Such bond repurchase transactions, although having no impact in terms of finance income in the first half of 2009 (income of 46 million euros in the first half of 2008), will give rise to lower finance expenses prospectively and constitute an efficient alternative investment of liquidity;

•

the overall reduction in interest rates and the positive change in the fair value adjustments of positions that qualified for hedge accounting and the improvement in the fair value measurement of the call options on Sofora.

Income tax expenses

Income tax expenses is 647 million euros and records an increase of 484 million euros compared to the same period of the prior year which had benefited from 515 million euros in deferred income taxes on accelerated depreciation taken in previous years reversed to income, net of the substitute tax, as allowed by the Italian Budget Law 2008.

Loss from Discontinued operations/Non-current assets held for sale

In the first half of 2008, this line item totaling -148 million euros had included the negative contribution of the consolidated loss of the Liberty Surf group which had been classified in discontinued operations and sold in August 2008.

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Review of Operating and Financial Performance - Telecom Italia Group

•	Consolidated financial position performance

Financial position structure

(millions of euros)	6/30/2009	12/31/2008	Change
ASSETS
Non-current assets	68,938	70,957	(2,019)
Goodwill	44,077	43,891	186
Intangible assets with a finite useful life	6,345	6,492	(147)
Tangible assets	15,309	15,662	(353)
Other non-current assets	3,207	4,912	(1,705)
Current assets	17,205	14,684	2,521
Inventories, Trade and miscellaneous receivables and other current assets	8,667	8,480	187
Current income tax receivables	52	73	(21)
Investments	39	39
Securities other than investments, Financial receivables and other non-current financial assets, Cash and cash equivalents	8,447	6,092	2,355
Discontinued assets/Non-current asses held for sale	—	9	(9)
	86,143	85,650	493

LIABILITIES
Equity	26,621	26,825	(204)
Non-current liabilities	40,463	40,356	107
Current liabilities	19,059	18,469	590
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—
	86,143	85,650	493

•	Non-current assets

•	Goodwill: increased by 186 million euros due to the fluctuation in the exchange rates of the Brazilian companies.

•	Intangible assets with a finite useful life: decreased by 147 million euros as a result of the following:

•	additions (+868 million euros);

•	amortization charge for the period (-1,177 million euros);

•	disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +162 million euros);

•	Tangible assets: decreased by 353 million euros from 15,662 million euros at the end of 2008 to 15,309 million euros at June 30, 2009, as a result of:

•	additions (+1,175 million euros);

•	depreciation charge for the period (-1,750 million euros);

•	disposals, exchange differences, change in the scope of consolidation and other movements (for a net balance of +222 million euros).

•

Other non-current assets: decreased by 1,705 million euros, from 4,912 million euros at the end of 2008 to 3,207 million euros at June 30, 2009. Of that amount, 539 million euros refers to Deferred tax assets after compensation with income taxes accrued for the first six months of 2009.

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Review of Operating and Financial Performance - Telecom Italia Group

Discontinued operations/Non-current asses held for sale

At the end of 2008, Discontinued operations assets/Non-current assets held for sale had included the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark, which were sold in March 2009.

•	Consolidated equity

Consolidated equity amounts to 26,621 million euros (26,825 million euros at December 31, 2008), of which 25,820 million euros is attributable to owners of the Parent (26,095 million euros at December 31, 2008) and 801 million euros is attributable to Minority Interest (730 million euros at December 31, 2008).

In greater detail, the changes in equity are the following:

(millions of euros)	1/1 – 6/30/2009	1/1 – 12/31/2008
At the beginning of the period (historical data)	26,856	26,985
Change in accounting principles (*)	(31)	(4)
At the beginning of the period (restated)	26,825	26,981
Total profit for the period	877	(*)1,635
Dividends declared by:	(1,053)	(1,668)
- Telecom Italia S.p.A.	(1,029)	(1,609)
- Other Group companies	(24)	(59)
Bond conversions, equity instruments granted and purchase of treasury shares	(10)	(26)
Change in scope of consolidation and other changes	(18)	(97)
At the end of the period	26,621	26,825

(*)	Includes the impact of the retrospective application of IFRIC 13 (Customer Loyalty Programmes).

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•	Adjusted net financial debt and financial flows

Net debt is composed as follows:

Adjusted net financial debt

(millions of euros)	6/30/2009	12/31/2008	Change
Non-current financial liabilities:
Bonds	27,189	25,680	1,509
Amounts due to banks, other financial payables and liabilities	8,264	9,134	(870)
Finance lease liabilities	1,637	1,713	(76)
	37,090	36,527	563
Current financial liabilities (1):
Bonds	4,740	4,497	243
Amounts due to banks, other financial payables and liabilities	2,920	1,496	1,424
Finance lease liabilities	276	274	2
	7,936	6,267	1,669
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	—	—	—
GROSS FINANCIAL DEBT	45,026	42,794	2,232

Non-current financial assets:
Securities other than investments	(16)	(15)	(1)
Financial receivables and other non-current financial assets	(1,378)	(2,648)	1,270
	(1,394)	(2,663)	1,269
Current financial assets
Securities other than investments	(999)	(185)	(814)
Financial receivables and other current financial assets	(380)	(491)	111
Cash and cash equivalents	(7,068)	(5,416)	(1,652)
	(8,447)	(6,092)	(2,355)
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—
FINANCIAL ASSETS	(9,841)	(8,755)	(1,086)

NET FINANCIAL DEBT CARRYING AMOUNT	35,185	34,039	1,146
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(326)	487	(813)
ADJUSTED NET FINANCIAL DEBT	34,859	34,526	333
Detailed as follow:
ADJUSTED GROSS FINANCIAL DEBT	43,844	41,226	2,618
ADJUSTED FINANCIAL ASSETS	(8,985)	(6,700)	(2,285)

(1) of which current portion of medium/long-term debt:
Bonds	4,740	4,497	243
Amounts due to banks, other financial payables and liabilities	2,216	684	1,532
Finance lease liabilities	276	274	2

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Review of Operating and Financial Performance – Telecom Italia Group

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

The Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 65% - 70% for the fixed-rate component and 30% - 35% for the floating-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments. Additional details are provided in the Note “Derivatives” in the half-year condensed consolidated financial statements of the Telecom Italia Group at June 30, 2009.

The volatility of interest rates and exchange rates featuring prominently in the financial markets beginning in the fourth quarter of 2008, significantly impacted the fair value measurement of the derivative positions and the related financial assets and liabilities.

With this in mind and in order to present a more realistic analysis of net financial debt, a new performance measure has been introduced, in addition to the usual indicator (renamed “Net financial debt carrying amount”), denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also have the objective of predetermining the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an effective financial settlement.

Starting with the June 2009 data, this new net financial debt measure will be used consistently and also presented for the comparative data of previous periods.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the first half of 2009:

(*)	Adjustment of the fair value measurement of derivatives and related financial assets and liabilities.

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Review of Operating and Financial Performance – Telecom Italia Group

Net free cash flow from operations

(millions of euros)	1st Half 2009	1st Half 2008	Change
EBITDA	5,670	5,502	168
Capital expenditures on an accrual basis	(2,043)	(2,956)	913

Change in net operating working capital:	(1,435)	(1,142)	(293)
Change in inventories	(4)	(21)	17
Change in trade receivables and net amounts due on construction contracts	(221)	56	(277)
Change in trade payables (*)	(1,356)	(1,499)	143
Other changes in operating receivables/payables	146	322	(176)
Change in provisions for employees benefits	(26)	292	(318)
Change in operating provisions and Other changes	4	(113)	117
Net free cash flow from operations	2,170	1,583	587

(*)	Including the change in trade payables for amounts due to fixed asset suppliers.

Net free cash flow from operations amounts to 2,170 million euros in the first half of 2009 and shows an improvement of 587 million euros compared to the corresponding period of the prior year mainly as a result of the reduction in capital expenditure requirements (-913 million euros compared to the first half of 2008).

Capital expenditures flow

Capital expenditures flow is 2,043 million euros, with a decrease of 913 million euros compared to the first half of 2008. The breakdown is as follows:

(millions of euros)	1st Half 2009	% of total	1st Half 2008	% of total	Change
Domestic	1,609	78.8	1,952	66.0	(343)
Brazil	288	14.1	824	27.9	(536)
European BroadBand	124	6.1	189	6.4	(65)
Media, Olivetti and Other Operations	27	1.3	29	1.0	(2)
Adjustments and Eliminations	(5)	(0.3)	(38)	(1.3)	33
Total	2,043	100.0	2,956	100.0	(913)
% of Revenues	14.6		20.0		–5.4pp

Capital investments in the first half of 2008 had included 477 million euros relating to the purchase of the mobile telephone licenses for the Brazil Business Unit’s 3G service. Without considering that purchase, the reduction in capital expenditures, besides the impact of the exchange rate of the Brazilian real (-39 million euros), is also due to the impact of the programs to cut costs and capital expenditures begun in 2008.

The following also had an effect on net financial debt during the first half of 2009:

Disposal of investments and other divestitures flow

Disposal of investments and other divestitures flow amounts to 41 million euros (60 million euros in the first half of 2008) and refers to the sale of the investments held in Luna Rossa Challenge 2007 and Luna Rossa Trademark (for total cash receipts of 13 million euros), the sale of the investment in Telecom Media News in the first half of 2009, after the necessary capitalization, and also the disposal of other tangible and intangible assets. In particular, the disposals of tangible assets included the cancellation of a contract for the purchase of an aircraft which involved the manufacturer’s restitution of the advances that had been paid by Telecom Italia (about 21 million euros).

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Review of Operating and Financial Performance – Telecom Italia Group

Financial investments and treasury shares buyback flow

Amounts to 15 million euros and 11 million euros of that amount refers to the buyback of a total of 11.4 million Telecom Italia ordinary shares purchased to service the top management incentive plan denominated 2008 TOP Plan. The average unit price was 0.92959 euros per share (including brokerage commissions).

The buyback was carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

Finance expenses, taxes and other net non-operating requirements flow

Finance expenses, taxes and other net non-operating requirements flow mainly includes the payment, made during the first half of 2009, of taxes (which include 244 million euros for the tax disputes which had already been provided for in prior years), net finance expenses and also the change in non-operating receivables and payables.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first half of 2009 resulted in a positive effect on net financial debt at June 30, 2009 of 623 million euros (794 million euros at December 31, 2008 and 699 million euros at June 30, 2008).

Gross financial debt

Bonds

Bonds at June 30, 2009 are recorded for 31,929 million euros (30,177 million euros at December 31, 2008). Their nominal repayment amount is 31,293 million euros, with an increase of 2,473 million euros compared to December 31, 2008 (28,820 million euros).

The change in bonds during the first half of 2009 is as follows:

(millions of the original currency)	currency	amount
NEW ISSUES			Issue date
Telecom Italia S.p.A. 500 million euros, 7.875% maturing 1/22/2014	EUR	500	1/22/2009
Telecom Italia S.p.A. 650 million euros, 6.75% maturing 3/21/2013	EUR	650	3/19/2009
Telecom Italia S.p.A. 850 million euros, 8.25% maturing 3/21/2016	EUR	850	3/19/2009
Telecom Italia S.p.A. 750 million pounds, 7.375% maturing 12/15/2017	GBP	750	5/26/2009
Telecom Italia Capital S.A. 1,000 million U.S. dollars, 6.175% maturing 6/18/2014	USD	1,000	6/18/2009
Telecom Italia Capital S.A. 1,000 million U.S. dollars, 7.175% maturing 6/18/2019	USD	1,000	6/18/2009

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5.15%, issue guaranteed by Telecom Italia S.p.A.	EUR	(*)1,450	2/9/2009
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.60%	EUR	110	3/30/2009

BUYBACKS			Buyback period
Telecom Italia Finance S.A. 1,849(**) million euros 6.575% maturing July 2009	EUR	253.77	January – June
Telecom Italia Finance S.A. 119 million euros Floating Rate Notes maturing June 2010	EUR	20.00	March – May
Telecom Italia S.p.A. 796 million euros Floating Rate Notes maturing June 2010	EUR	53.75	April – May

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NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group: total of 358 million euros (nominal amount) at June 30, 2009 which increased during the first half of 2009 by 10 million euros (348 million euros at December 31, 2008).

Bond buybacks: as occurred in 2008, in the first half of 2009 the Telecom Italia Group bought back bonds in order to:

•	give investors a further possibility of monetizing their position;

•	partially repay some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

(*)	Net of 50 million euros of bonds repurchased by the Company in 2008.
(**)	Net of 107 million euros of bonds repurchased by the Company in 2008.

Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at June 30, 2009, represented by the Term Loan (TL) of 1.5 billion euros expiring January 2010 and the Revolving Credit Facility (RCF) for a total of 8 billion euros expiring August 2014, are presented in the following table:

	6/30/2009		12/31/2008
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Term Loan – expiring 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility – expiring 2014	8.0	1.5	8.0	1.5
Total	9.5	3.0	9.5	3.0

It should be noted that Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility and Term Loan for the following amounts:

•	under the RCF, the bank has a commitment for 127 million euros of which 23.8 million euros has been disbursed;

•	under the TL, the bank has a commitment for 19.9 million euros, for an amount completely disbursed.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent of the committed facilities which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.69 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is equal to about 5.6%.

For details of the maturities of the financial liabilities in terms of expected nominal repayment amount, as contractually agreed, please refer to the Notes “Net financial debt” and “Financial risk management” in the half-year condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group.

Liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and Securities other than investments, amounts to 8,067 million euros at June 30, 2009 (5,601 million euros at December 31, 2008) which, together with its unused committed credit lines of 6.5 billion euros, allows the Group to amply meet its repayment obligations over the next 18 to 24 months. During the first half of 2009, the situation of the European and United States financial markets made it possible to issue new bonds and obtain new loans at advantageous conditions. These transactions have ensured an increase in cash compared to the end of 2008 despite the payment of dividends and the repayment of bonds.

Interim Management Report	29
Review of Operating and Financial Performance – Telecom Italia Group

In particular:

•

Cash and cash equivalents are 7,068 million euros (5,416 million euros at December 31, 2008). In the first half of 2009, as occurred at the end of 2008, Telecom Italia S.p.A. invested 1,499 million euros in Repurchase Agreements (with AA- ratings by S&P) on Italian government securities with a maximum maturity of one month.

The different technical forms of investing available cash at June 30, 2009, including euro commercial paper for 70 million euros, can be analyzed as follows:

•	Maturities: investments have a maximum maturity date of three months;

•	Counterparty risk: investments are made with first-rate banks and financial institutions that have high creditworthiness and a rating of at least A;

•	Country risk: investments are mainly made in major European financial markets;

•

Securities other than investments, maturing beyond three months, for 999 million euros (185 million euros at December 31, 2008), which include 912 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (with A ratings by S&P’s) and 87 million euros of bonds issued by counterparties with ratings of at least BBB+ with different maturities, but all with an active market.

In the second quarter of 2009, adjusted net financial debt increased by 390 million euros. The effect of the positive operating change was absorbed by the distribution of dividends and tax payments.

Adjusted net financial debt

(millions of euros)	6/30/2009	3/31/2009	Change
NET FINANCIAL DEBT CARRYING AMOUNT	35,185	34,518	667
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(326)	(49)	(277)
ADJUSTED NET FINANCIAL DEBT	34,859	34,469	390
Detailed as follow:
ADJUSTED GROSS FINANCIAL DEBT	43,844	41,172	2,672
ADJUSTED FINANCIAL ASSETS	(8,985)	(6,703)	(2,282)

***

Interim Management Report	30
Review of Operating and Financial Performance – Telecom Italia Group

Events Subsequent to June 30, 2009

Please refer to the specific Note “Events subsequent to June 30, 2009” in the half-year condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group.

Business Outlook for the Year 2009

With regard to the business outlook for the current year, on the basis of performance during the first six months, the Telecom Italia Group confirms its earnings and financial targets announced at the end of 2008 during the presentation of the Group’s 2009-2011 three-year plan. In particular:

•	Domestic Business Unit: organic EBITDA at 9.9 - 10 billion euros;

•	Brazil Business Unit: organic EBITDA at about 3.6 billion Brazilian reais;

•	Net financial debt/EBITDA ratio at about 2.9 at year-end 2009.

Consequently, the Group confirms organic EBITDA at the previous target.

This outlook for 2009 could nevertheless be influenced by risks and uncertainties dependent upon a number of factors, the majority of which is beyond the Group’s control. These include:

•	changes in the general macroeconomic scenario in the Italian and South American markets;

•	variations in business conditions;

•	changes in legislation and regulations (changes in prices and rates);

•	outcomes of disputes and litigation with regulatory authorities, competitors and other parties;

•	financial risks (trend of interest rates and/or exchange rates).

Interim Management Report	31
Events Subsequent to June 30, 2009 – Business Outlook for the Year 2009

Half-year Condensed Consolidated Financial Statements

Separate Consolidated Income Statements

	1st Half 2009 (a)	1st Half 2008 Restated (b)	Change (a - b)
(millions of euros)			amount	%
Revenues	13,953	14,809	(856)	(5.8)
Other income	138	158	(20)	(12.7)
Total operating revenues and other income	14,091	14,967	(876)	(5.9)

Acquisition of goods and services	(5,951)	(6,614)	663	10.0
Employee benefits expenses	(1,954)	(2,274)	320	14.1
Other operating expenses	(750)	(865)	115	13.3
Changes in inventories	(24)	17	(41)	°
Internally generated assets	258	271	(13)	(4.8)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	5,670	5,502	168	3.1

Depreciation and amortisation	(2,927)	(2,952)	25	0.8
Gains (losses) on disposals of non-current assets	(15)	26	(41)	°
Impairment reversals (losses) on non-current assets	(48)	(1)	(47)	°
OPERATING PROFIT (EBIT)	2,680	2,575	105	4.1

Share of profits (losses) of associates and joint ventures accounted for using the equity method	33	37	(4)	(10.8)
Other income (expenses) from investments	(33)	2	(35)	°
Finance income	1,525	1,512	13	0.9
Finance expenses	(2,617)	(2,730)	113	4.1
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,588	1,396	192	13.8

Income tax expenses	(647)	(163)	(484)	°
PROFIT FROM CONTINUING OPERATIONS	941	1,233	(292)	(23.7)

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	(148)	148	—
PROFIT FOR THE PERIOD	941	1,085	(144)	(13.3)
of which:
* Profit attributable to owners of the Parent	964	1,117	(153)	(13.7)
* Profit (loss) attributable to Minority Interest	(23)	(32)	9	28.1

Interim Management Report	32
Half-year Condensed Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

In accordance with revised IAS 1 (Presentation of Financial Statements), which came into effect on January 1, 2009, the following Statement of Comprehensive Income includes the profit or loss for the period as shown in the Separate Consolidated Income Statement and all non-owner changes in equity.

(millions of euros)			1st Half 2009	1st Half 2008 Restated
PROFIT FOR THE PERIOD	(A	)	941	1,085

Other components of the statement of comprehensive income:

Available for sale assets:
Profit (loss) from fair value adjustments			(12)	4
Loss (profit) trasferred to the Separate Income Statement			—	—
Income tax expense			8	—
	(B	)	(4)	4

Hedging instruments:
Profit (loss) from fair value adjustments			(786)	(363)
Loss (profit) trasferred to the Separate Income Statement			(71)	381
Income tax expense			240	(3)
	(C	)	(617)	15

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			571	140
Loss (profit) on translating foreign operations transferred to the Separate Income Statement			—	—
Income tax expense			—	—
	(D	)	571	140

Share of other profits (losses) of associates and joint ventures accounted for using the equity method
Profit (loss)			(14)	(17)
Loss (profit) transferred to the Separate Income Statement			—	—
Income tax expense			—	—
	(E	)	(14)	(17)

Total	(F=B+C+D+E	)	(64)	142

TOTAL PROFIT (LOSS) FOR THE PERIOD	(A+F	)	877	1,227
Attributable to:
* Owners of the Parent			782	1,230
* Minority Interest			95	(3)

Interim Management Report	33
Half-year Condensed Consolidated Financial Statements

Consolidated Statements of Financial Position

(millions of euros)	6/30/2009 (a)	12/31/2008 Restated (b)	Change (a-b)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	44,077	43,891	186
Intangible assets with a finite useful life	6,345	6,492	(147)
	50,422	50,383	39
Tangible assets
Property, plant and equipment owned	13,951	14,252	(301)
Assets held under finance leases	1,358	1,410	(52)
	15,309	15,662	(353)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	472	496	(24)
Other investments	59	57	2
Securities, financial receivables and other non-current financial assets	1,394	2,663	(1,269)
Miscellaneous receivables and other non-current assets	819	694	125
Deferred tax assets	463	1,002	(539)
	3,207	4,912	(1,705)

TOTAL NON-CURRENT ASSETS (A)	68,938	70,957	(2,019)
CURRENT ASSETS
Inventories	383	379	4
Trade and miscellaneous receivables and other current assets	8,284	8,101	183
Current income tax receivables	52	73	(21)
Investments	39	39	—
Securities other than investments	999	185	814
Financial receivables and other current financial assets	380	491	(111)
Cash and cash equivalents	7,068	5,416	1,652
Current Assets sub-total	17,205	14,684	2,521

Discontinued operations/Non-current assets held for sale
of a financial nature	—	—	—
of a non-financial nature	—	9	(9)
	—	9	(9)

TOTAL CURRENT ASSETS (B)	17,205	14,693	2,512

TOTAL ASSETS (A+B)	86,143	85,650	493

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the Parent	25,820	26,095	(275)
Equity attributable to Minority Interest	801	730	71
TOTAL EQUITY (C)	26,621	26,825	(204)

NON-CURRENT LIABILITIES
Non-current financial liabilities	37,090	36,527	563
Employee benefits	1,204	1,212	(8)
Deferred tax liabilities	184	386	(202)
Provisions	742	692	50
Miscellaneous payables and other non-current liabilities	1,243	1,539	(296)
TOTAL NON-CURRENT LIABILITIES (D)	40,463	40,356	107
CURRENT LIABILITIES
Current financial liabilities	7,936	6,267	1,669
Trade and miscellaneous payables and other current liabilities	9,954	10,942	(988)
Current income tax payables	1,169	1,260	(91)
Current liabilities sub-total	19,059	18,469	590
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	—	—	—
of a non-financial nature	—	—	—
	—	—	—

TOTAL CURRENT LIABILITIES (E)	19,059	18,469	590

TOTAL LIABILITIES (F=D+E)	59,522	58,825	697

TOTAL EQUITY AND LIABILITIES (C+F)	86,143	85,650	493

Interim Management Report	34
Half-year Condensed Consolidated Financial Statements

Consolidated Statement of Cash Flow

(millions of euros)	1st Half 2009	1st Half 2008 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations	941	1,233
Adjustments for:
Depreciation and amortisation	2,927	2,952
Impairment losses (reversals) on non-current assets (including investments)	117	111
Net change in deferred tax assets and liabilities	584	(477)
Losses (gains) realized on disposals of non-current assets (including investments)	11	(26)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(33)	(37)
Change in employee benefits	(26)	292
Change in inventories	(4)	(21)
Change in trade receivables and net amounts due from customers on construction contracts	(221)	56
Change in trade payables	(988)	(1,076)
Net change in miscellaneous receivables/payables and other assets/liabilities	(176)	614
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	3,132	3,621

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(868)	(1,432)
Purchase of tangible assets on an accrual basis	(1,175)	(1,524)
Total purchase of intangible and tangible assets on an accrual basis	(2,043)	(2,956)
Change in amounts due to fixed asset suppliers	(368)	3
Total purchase of intangible and tangible assets on a cash basis	(2,411)	(2,953)
Acquisition of other investments	(4)	—
Change in financial receivables and other financial assets	192	113
Proceeds from sale of subsidiaries, net of cash disposed of	(11)	—
Proceeds from sale/repayment of intangible, tangible and other non-current assets	52	60
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(2,182)	(2,780)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	(1,173)	(226)
Proceeds from non-current financial liabilities (including current portion)	5,153	1,918
Repayments of non-current financial liabilities (including current portion)	(2,236)	(2,997)
Consideration paid for equity instruments	(11)	—
Dividends paid	(1,050)	(1,664)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	683	(2,969)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	—	(26)

AGGREGATE CASH FLOWS (E=A+B+C+D)	1,633	(2,154)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	5,226	6,204

Net foreign exchange differences on net cash and cash equivalents (G)	71	7

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	6,930	4,057

Interim Management Report	35
Half- year Condensed Consolidated Financial Statements

ADDITIONAL CASH FLOWS INFORMATION:

(millions of euros)	1st Half 2009	1st Half 2008 Restated
Income taxes (paid) received	(286)	(84)
Interest expense paid	(1,917)	(2,006)
Interest income received	575	624
Dividends received	3	22

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:
(millions of euros)	1st Half 2009	1st Half 2008 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents – from continuing operations	5,416	6,449
Bank overdrafts repayable on demand – from continuing operations	(190)	(275)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	—	30
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	5,226	6,204
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents – from continuing operations	7,068	4,413
Bank overdrafts repayable on demand – from continuing operations	(138)	(360)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	—	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	(16)
	6,930	4,057

Interim Management Report	36
Half-year Condensed Consolidated Financial Statements

Selected Operating and Financial Data - The Business Units of the Telecom Italia Group

The data of the Telecom Italia Group is presented in this Half-yearly Financial Report according to the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	European BroadBand Business Unit: includes broadband services in Germany and the Netherlands;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Information by operating segment is as follows:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)
(millions of euros)	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	6/30/ 2009	12/31/ 2008
Domestic	10,891	11,391	5,044	4,897	2,711	2,645	1,609	1,952	61,009	61,816
Brazil	2,299	2,537	527	521	37	(2)	288	824	10,149	10,285
European BroadBand	613	642	129	119	(9)	2	124	189	2,778	2,912
Media	114	148	(6)	(35)	(47)	(69)	24	27	850	967
Olivetti	153	180	(12)	(12)	(15)	(16)	2	1	1,124	1,194
Other operations	36	98	(6)	23	(7)	14	1	1	650	651
Adjustments and Eliminations	(153)	(187)	(6)	(11)	10	1	(5)	(38)	—	—
Consolidated Total	13,953	14,809	5,670	5,502	2,680	2,575	2,043	2,956	76,560	77,825

Interim Management Report	37
Highlights - The Business Units of the Telecom Italia Group

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table.

	6/30/2009	12/31/2008	6/30/2008
DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	19,170	20,031	20,952
Physical accesses (Consumer +Business) at period-end (thousands)	16,621	17,352	18,131
Voice pricing plans (thousands)	5,461	5,834	6,034
Broadband accesses in Italy at period-end (thousands)	8,443	8,134	7,792
of which retail (thousands)	6,859	6,754	6,564
Virgilio average daily page views during period (millions)	47.0	44.8	45.2
Virgilio average daily single visitors (millions)	3.1	2.5	2.4

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	109.3	109.3	106.8
- access and carrier network in optical fiber (millions of km - fiber)	3.9	3.9	3.8

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

Total traffic:
Minutes of traffic on fixed-line network (billions)	70.2	144.3	74.9
- Domestic traffic	60.7	125.3	65.6
- International traffic	9.5	19.0	9.3

DOMESTIC MOBILE
Number of lines at period-end (thousands)	32,630	34,797	35,796
of which prepaid lines (thousands) (1)	26,347	28,660	29,927
Change in lines (%)	(6.2)	(4.2)	4.3
Churn rate (2)	14.7	23.6	11.3
Total outgoing traffic per month (millions of minutes)	2,970	3,054	3,062
Total outgoing and incoming traffic per month (millions of minutes)	4,206	4,316	4,318
Average monthly revenues per line (3)	19.5	20.0	19.5

BRAZIL
Number of lines at period-end (thousands)	37,826	36,402	33,815

EUROPEAN BROADBAND (4)
Broadband accesses in other European countries at period-end (thousands)	2,452	2,510	2,522

MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	3.0	3.1	3.1
La7 audience share Free to Air (analog mode) (last month of period, in %)	3.4	3.0	3.2

(1)	Excluding “not human” SIM.
(2)	The data refers to total lines. The churn rate for the period represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards and revenues from non- domestic traffic) as a percentage of the average number of lines.
(4)	For purposes of comparison, the data presented excludes the broadband connections of Liberty Surf group (973 thousand at June 30, 2008) following the sale of the company to Iliad S.A., finalized on August 26, 2008.

Interim Management Report	38
Highlights - The Business Units of the Telecom Italia Group

The Business Units of the Telecom Italia Group

Domestic

•	The Business Unit

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

•	The structure of the Business Unit

The Domestic Business Unit is organized as follows:

(*)	Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A. and PAth.Net S.p.A.

As regards the new “customer centric” organization which the Telecom Italian Group has adopted for the domestic market, the manner of representing the Business Unit has changed from the one presented in the 2008 annual report in which such information had been organized by fixed and mobile technology.

The principal operating and financial data of the Business Unit is now reported according to two Cash-generating units (CGU):

•

Core Domestic: Core Domestic includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

•

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and the web portal/services of the company Matrix;

•

Business: Business is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the SMEs (small and medium-sized enterprises) and SOHO (Small Office Home Office) in the fixed and mobile telecommunications markets;

•

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for the Top, Large Account and Enterprise clientele in the fixed and mobile telecommunications area;

•

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile operators in the domestic market;

•	Other (support structures): Other includes:

•

Technology & Operations: services related to the development, building and operation of network infrastructures, real estate properties – plant and information technology, in addition to delivery and assurance processes regarding clientele services;

•	Staff & Other: services carried out by staff functions and support activities conducted by minor companies of the Group (Telenergia) offered to the market and other Business Units.

Interim Management Report	39
The Business Units of the Telecom Italia Group

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISP/ASP (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

•	Main operating and financial data

Key results in the first half of 2009 by the Domestic Business Unit overall and by segment of clientele and business compared to the first half of 2008 are presented in the following tables.

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%	% organic
Revenues	10,891	11,391	(500)	(4.4)	(4.7)
EBITDA	5,044	4,897	147	3.0	(2.6)
EBITDA margin	46.3	43.0
EBIT	2,711	2,645	66	2.5	(4.7)
EBIT margin	24.9	23.2
Capital expenditures	1,609	1,952	(343)	(17.6)
Headcount at period-end (number)	61,009	(1) 61,816	(807)	(1.3)

(1)	Headcount at December 31, 2008.

Core Domestic

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%	% organic
Revenues	10,337	10,850	(513)	(4.7)	(4.9)
• Consumer	5,544	5,947	(403)	(6.8)	(6.8)
• Business	1,911	2,092	(181)	(8.7)	(8.7)
• Top	1,816	1,872	(56)	(3.0)	(3.0)
• National Wholesale	974	831	143	17.2	15.8
• Other	92	108	(16)	(14.8)	(24.6)
EBITDA	4,872	4,716	156	3.3	(2.4)
EBITDA margin	47.1	43.5
EBIT	2,602	2,522	80	3.2	(4.4)
EBIT margin	25.2	23.2
Capital expenditures	1,578	1,874	(296)	(15.8)
Headcount at period-end (number)	59,723	(1) 60,539	(816)	(1.3)

(1)	Headcount at December 31, 2008.

As far as the impact on margins is concerned, the decline in revenues in the first half of 2009 against the first half of 2008 (-513 million euros) is largely compensated by a corresponding reduction in related costs (referring to the portion of revenues to be paid to other telecommunications operators and purchases of merchandise for resale).

In particular, as regards the market segments, the following changes compared to the corresponding period of 2008 are noted:

•

Consumer: the reduction in revenues (-403 million euros; -6.8%) is attributable to lower access and fixed traffic revenues (-138 million euros) owing to the contraction of the customer base (-1.2 million accesses), only partly offset by the increase in subscriber charges, the impact of the change in regulated interconnection rates, particularly income from termination on the mobile network (-59 million euros), the decrease in value-added service revenues (-36 million euros) and content revenues (-40 million euros), the decline in the mobile customer base and the contraction of product sales volumes (-140 million euros, of which -117 million euros refers to mobile devices). Such changes in the traditional business areas were in part offset by the growth of the customer base and broadband service revenues on the fixed network (+54 million euros, +12%) and mobile network (+32 million euros, +23%);

Interim Management Report	40
The Business Units of the Telecom Italia Group

•

Business: the contraction in revenues (-181 million euros, -8.7%) is mainly due to the economic difficulties encountered by the SMEs segment which adversely affected consumption, and the focus on higher margin services and products. The contraction is much more evident in the fixed area (-10%) partly on account of contrasts in the sphere of competition particularly regarding win-back procedures;

•

Top: the decrease of revenues (-56 million euros, -3%) is the outcome of three different factors: a strong growth in ICT solutions and packages (+16.9%) with a 2 point increase in market share, from around 7% in the first half of 2008 to 9% in the first half of 2009, a basic stability in the mobile area and the ongoing contraction of the fixed-line area, partly in connection with the economic environment and the consequent reduction of consumption by companies. Moreover, it should be noted that the contraction in the second quarter of 2009 (-2.1%) was lower than that of the first quarter (-3.8%);

•

National Wholesale: the increase in revenues (+143 million euros, +17.2%; 15.8% in organic terms) is generated by the growth of the OLO customer base on Local Loop Unbundling, Wholesale Line Rental and Bitstream services.

International Wholesale

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%	% organic
Revenues	877	901	(24)	(2.7)	(4.1)
• of which third parties	595	590	5	0.8
EBITDA	184	187	(3)	(1.6)	(3.5)
EBITDA margin	21.0	20.8
EBIT	115	122	(7)	(5.7)	(7.0)
EBIT margin	13.1	13.5
Capital expenditures	31	78	(47)	(60.3)
Headcount at period-end (number)	1,286	(1) 1,277	9	0.7

(1)	Headcount at December 31, 2008.

In the first half of 2009, International Wholesale (Telecom Italia Sparkle group) reported revenues of 877 million euros, down 24 million euros compared to the first half of 2008 (-2.7%) owing to the reduction of voice services in the captive market. Revenues from third parties grew by approximately 5 million euros thanks principally to the good trend of the IP/Data, Multinational Corporations and Consulting businesses which in part offset the above reduction in voice services.

***

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

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The Business Units of the Telecom Italia Group

Revenues

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros) Market segment	1st Half 2009			1st Half 2008			Change %
	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)	Total	Fixed (*)	Mobile (*)
Consumer	5,544	2,552	3,151	5,947	2,700	3,439	(6.8)	(5.5)	(8.4)
Business	1,911	1,271	672	2,092	1,418	715	(8.7)	(10.4)	(6.0)
Top	1,816	1,450	409	1,872	1,490	413	(3.0)	(2.7)	(1.0)
National Wholesale	974	1,348	68	831	1,108	53	17.2	21.7	28.3
Other (support structures)	92	97	12	108	78	21	(14.8)	24.4	(42.9)
Total Core Domestic	10,337	6,718	4,312	10,850	6,794	4,641	(4.7)	(1.1)	(7.1)
International Wholesale	877	877		901	901		(2.7)	(2.7)
Eliminations	(323)	(194)		(359)	(210)		(10.0)	(7.6)
Total Domestic	10,891	7,401	4,312	11,391	7,485	4,641	(4.4)	(1.1)	(7.1)

(*)	The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed Telecommunications

In the first six months of 2009, revenues of the fixed telecommunications area amount to 7,401 million euros and decreased by 84 million euros (-1.1%) compared to the corresponding period of the prior year. At the organic level, the change in revenues is a reduction of 121 million euros (-1.6%), continuing the trend of improvement noted during 2008 and in the first quarter of 2009.

At June 30, 2009, the number of retail voice accesses is around 16.6 million (-731,000 accesses compared to December 31, 2008). The wholesale customer portfolio increased and at June 30, 2009 reached approximately 5.7 million accesses (+741,000 accesses compared to December 31, 2008). The overall access market recorded an increase of 15,000 units from December 2008.

The total broadband portfolio at June 30, 2009 is equal to 8.4 million accesses (+309,000 accesses compared to December 31, 2008), of which retail is 6.86 million and wholesale is 1.58 million.

The following chart shows the trend of revenues in the major business areas:

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The Business Units of the Telecom Italia Group

Retail voice

		1st Half 2009%		1st Half 2008%	Change
(millions of euros)					amount	%
Traffic	1,422	40.6	1,628	41.9	(206)	(12.7)
Accesses	1,778	50.8	1,879	48.3	(101)	(5.4)
VAS services	108	3.1	138	3.5	(30)	(21.7)
Telephone products	194	5.5	246	6.3	(52)	(21.1)
Total Retail Voice	3,502	100	3,891	100	(389)	(10.0)

Retail voice revenues, in all market segments, show an ongoing reduction in the customer base and traffic volumes due to the competitive environment in which the company operates. Combined with this is a reduction in regulated fixed-mobile termination rates and the discontinuance of certain mandatory or voluntary Premium services offered by the company: in fact, VAS service revenues decreased by -30 million euros compared to the first half of 2008.

The economic impact in terms of lower revenues from accesses (-101 million euros), despite the increase in subscriber charges which came into effect on February 1, 2009 for the domestic business, is nevertheless compensated by the expansion of national wholesale services (+91 million euros for regulated intermediate services such as Local Loop Unbundling and Wholesale Line Rentals).

Internet

		1st Half 2009%		1st Half 2008%	Change
(millions of euros)					amount	%
Total Internet	841	100	810	100	31	3.8
of which content/portal	69	8.2	57	7.0	12	21.1

Revenues from internet are 841 million euros, up 31 million euros compared to the first half of 2008. The Narrowband component continues to decline and now represents only 2% of total revenues. The total domestic retail broadband access portfolio in the domestic market reached 6.9 million accesses, growing 105,000 compared to the end of 2008. Flat-rate packages now account for 81% of the total retail broadband customer portfolio (77% at year-end 2008). IPTV services continue to gain ground in the Consumer market (the portfolio has 397,000 customers, +68,000 compared to the end of 2008) and the Virgilio portal Web packages and activities grew. The Alice Casa offering has a portfolio of 351,000 customers (+233,000 compared to December 31, 2008) and accounts for 5.1% of the broadband portfolio compared to 1.7% at December 2008.

Business Data

		1st Half 2009%		1st Half 2008%	Change
(millions of euros)					amount	%
Leased lines	97	11.7	102	12.7	(5)	(4.9)
Data transmission	259	31.4	281	35.1	(22)	(7.8)
Data products	95	11.5	88	11.0	7	8
ICT services	375	45.4	330	41.2	45	13.6
Total Data Business	826	100	801	100	25	3.1

Revenues of the Data Business area rose by 25 million euros compared to the first half of 2008 (+3.1%) thanks to the growth of the packages offered by Telecom Italia for ICT services and products. Those revenues increased by 45 million euros (+13.6%), especially in the services area which grew by 17.7%.

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The Business Units of the Telecom Italia Group

Wholesale

	1st Half 2009		1st Half 2008		Change
		%		%	amount	%
National Wholesale	1,417	69.2	1,171	64.4	246	21.0
International Wholesale (*)	629	30.8	647	35.6	(18)	(2.8)
Total Wholesale	2,046	100	1,818	100	228	12.5

(*)	Includes sales to the third-party market and domestic Mobile Telecommunications.

The customer portfolio of Telecom Italia’s wholesale division reached about 6.0 million accesses for voice services and 1.6 million for broadband services at the end of June 2009.

On the whole, revenues from national wholesale services show an increase of 246 million euros (+21.0%) compared to the corresponding period of 2008. The change in wholesale revenues is related to the expansion of the customer base of alternative operators served through the various types of accesses.

Mobile Telecommunications

Mobile telecommunications revenues for the first half of 2009 total 4,312 million euros, down by 329 million euros (-7.1%) compared to the first six months of 2008. This decline is due to:

•	the contraction of traditional value-added services (text messaging) and relative to the sale of content;

•	the change in regulated interconnection rates;

•	the reduction in the sales volume of handsets.

At June 30, 2009, the number of Telecom Italia mobile lines is about 32.6 million. The reduction compared to December 31, 2008 can be attributed to greater selectivity in the sales policy focusing on higher-value customers. This strategy is confirmed by the number of postpaid lines which reached 19% of total lines compared to about 18% at March 31, 2009 and about 17% at December 31, 2008, as well as the cessation of silent lines.

The following chart summarizes the trend of the main types of revenues.

Outgoing voice

Outgoing voice revenues total 2,340 million euros, down by 77 million euros (-3.2%) compared to the first half of 2008, mainly as a result of the reduction in the customer base.

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The Business Units of the Telecom Italia Group

Incoming voice

Incoming voice revenues of 618 million euros record a decrease of 98 million euros (-13.7%), compared to the same period of 2008, principally due to the reduction of termination prices on the mobile network and marginally also to the above-mentioned contraction in the customer base.

Value-added services (VAS)

Value-added services (VAS) revenues amount to 969 million euros and fell by 6.6% compared to the first half of 2008. Such contraction is primarily attributable to VAS content (ring tones, logos and games) following a drop in the usage of such services caused by the general economic situation. The ratio of VAS revenues to revenues from services is about 24%, in line with the 2008 average.

Handset sales

Handset sales revenues are 227 million euros, down by 98 million euros, compared to the first half of 2008. The reduction is due to a decrease in the total quantities sold owing to a more selective sales policy that rationalizes the product portfolio and focuses on quality (higher percentage of advanced handsets and devices using mobile internet) and also to the margins on these same handsets and devices.

EBITDA

EBITDA amounts to 5,044 million euros, an increase of 147 million euros compared to 2008 (+3.0%). The EBITDA margin is 46.3%, an increase of 3.3 percentage points compared to the corresponding period of 2008. The organic change in EBITDA compared to the first half of 2008 is a negative 134 million euros (-2.6%) with an EBITDA margin of 46.8% (45.7% in the first half of 2008). Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
HISTORICAL EBITDA	5,044	4,897	147
Effect of translation of foreign currency financial statements		4	(4)
Non-organic (income) expenses	48	325	(277)
Expensis for mobility agreements under Law 223/91		287	(287)
Disputes and settlements	41	36	5
Other expenses, net	7	2	5
COMPARABLE EBITDA	5,092	5,226	(134)

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals 4,117 million euros, with a reduction of 428 million euros (-9.4%) compared to the first half of 2008. The change is mainly due to a decrease in the amount to be paid to other operators, partly following the reduction in the termination rates of voice calls on the network of other operators from the fixed and mobile network, and lower purchases of products for resale, in addition to keeping commercial expenses in check, particularly those related to customer acquisition. Such decrease is connected with the Group’s strategy of focusing on higher-value customers;

•

employee benefits expenses of 1,700 million euros, decreased by 277 million euros compared to the corresponding period of 2008. In fact, in the first half of 2008, 287 million euros had been provided in connection with the mobility procedure under Law 223/91. Excluding such effect, employee benefits expenses recorded an increase of 10 million euros; the contraction in the average headcount (-2,031 compared to the first half of 2008) is mainly offset by the effect of the June 2008 increase in minimum salaries established by the TLC collective national labor contract and estimated TLC labor contract expenses for the current year.

EBIT

EBIT is 2,711 million euros, with an increase of 66 million euros (+2.5%) compared to the corresponding period of 2008. The EBIT margin is 24.9% (23.2% in the first half of the prior year).

EBIT performance can be attributed, apart from the factors commented under EBITDA, to higher depreciation and amortization charges of 5 million euros and the fact that the first half of 2008 had benefited from gains recognized on the sale of properties for 25 million euros while in the first half of 2009 impairment losses of 48 million euros were recorded on the development of the credit management platform for the fixed consumer clientele which, in light of the new organizational structure and the continuance of the fixed-mobile convergence process, is now no longer considered usable.

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The Business Units of the Telecom Italia Group

The organic change in EBIT is a negative 139 million euros (-4.7% compared to the corresponding period of 2008). The EBIT margin is 25.8% (in line with the first half of 2008). Details are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
HISTORICAL EBIT	2,711	2,645	66
Effect of translation of foreign currency financial statements		2	(2)
Non-organic (income) expenses	97	300	(203)
Non-organic expenses already described under EBITDA	48	325	(277)
Non-recurring gains on sale of properties		(25)	25
Impairment loss on intangible assets	48		48
Other expenses	1		1
COMPARABLE EBIT	2,808	2,947	(139)

Capital expenditures

Capital expenditures total 1,609 million euros, down by 343 million euros compared to the same period of 2008. The percentage of capital expenditures to revenues is 14.8% (17.1% in the first half of 2008). That reduction is largely due to lower commitments associated with handset packages (either rented or in connection with multi-year contracts), the acquisition, in the first quarter of 2008, of WI-MAX licenses and also the optimization and the rationalization of capital expenditures for the Broadband Access network, Core Platform and Control, Service and Application Platform.

Headcount

Headcount is 61,009, with a reduction of 807 compared to December 31, 2008. The figure includes 174 people with temp work contracts.

***

•	Commercial agreements

•

On March 3, 2009, Telecom Italia sealed an agreement with Mediaset through which it will be possible to access content in the Mediaset Premium package through Alice Home TV. This package boosts the Telecom Italia IPTV platform with new content adding films, TV series, cartoons and the best of the soccer Serie A TIM Championships;

•

on April 21, 2009, the “Impresa Semplice” plan was launched which offers a portfolio of integrated solutions dedicated to SMEs. Thanks to the high-speed full IP access networks, hardware resources and applications software available at the Telecom Italia Data Center, the companies can access the most advanced ICT services at reasonable costs and without having to sustain any initial investment; the “Impresa Semplice” solutions include accesses to fixed and mobile networks, voice and data communications systems, messaging and collaboration tools, telecommunications products and computer work stations, hosting and virtualization of hardware and software resources;

•

on June 5, 2009, Telecom Italia and Aria signed a series of agreements which will allow them to focus their respective strategies and build infrastructural synergies with the aim of closing the Digital Divide and extending high-speed internet access to those areas of Italy that have not yet been reached by ADSL service. The first agreement calls for the operator Aria’s right to use Telecom Italia’s WiMAX frequencies in the regions of central and southern Italy such as Abruzzi, Umbria, Latium, Molise, Apulia, Campania, Basilicata, Calabria and Sardinia. At the same time, Aria will see that the minimum coverage is reached, guaranteeing the commitments undertaken with the Ministry of Economic Development. Under the agreement, Telecom Italia could also supply its own customers broadband using WiMAX technology, thanks to Aria’s “white label” wholesale package, throughout Italy. Finally, thanks to another agreement between the parties, Aria will use Telecom Italia’s transport network infrastructures to build its own network;

•

on July 3, 2009, Telecom Italia and 3 Italia sealed a co-siting agreement to share the access sites to the mobile network which regards both the existing sites and those that will be built in the future. The subject of the agreement is the so-called

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The Business Units of the Telecom Italia Group

“passive” infrastructures: poles, cables, power supply and air-conditioning systems and other civil infrastructures. Maintaining the ownership of their own infrastructures, each operator will host the mobile stations of the partner with the aim of optimizing network coverage all over the country.

The agreement is for three years, is renewable and when fully operational will cover 2,000 sites, ensuring an optimization of investments, a savings of 30% in costs and a reduction in the network development times of each operator.

•	Principal changes in the regulatory framework

Retail fixed markets

Beginning February 1, 2009, Telecom Italia raised the monthly subscriber charge for its residential clientele from 12.14 euros to 13.40 euros. This increase had been authorized by AGCom by resolution 719/08/Cons, published in the Gazzetta Ufficiale of January 7, 2009.

Following AGCom’s approval of the increase in the residential subscriber charge, the price of the WLR subscriber charge of the POTS line was also increased on February 1, 2009 from 10.68 euros/month to 11.79 euros/month (excluding VAT).

Wholesale fixed markets

Unbundled access and co-location services

On March 24, 2009, AGCom (under Resolution 14/09/CIR) approved Telecom Italia’s Reference Offer relating to unbundled access services and co-location services for the year 2009 which, starting January 1, 2009, fixes the LLU rental at 8.49 euros/month, with an increase of 0.85 euros/month compared to 2008. On June 8, 2009, Telecom Italia, in accordance with the above Resolution, republished the Reference Offer for the year 2009.

Broadband access services (Bitstream)

On March 24, 2009, AGCom (under Resolution 13/09/CIR) also approved the Reference Offer for Telecom Italia’s Bitstream services for 2008, providing for a reduction of the monthly ADSL access rental from 9 euros/month to 8.50 euros/month for the period January 1 – December 31, 2008. On May 19, 2009, in accordance with the above Resolution, Telecom Italia published the new version of the Bitstream Reference Offer for 2008 which will be applied retroactively from January 1, 2008.

Moreover, on June 18, 2009, Telecom Italia published the Bitstream Reference Offer for 2009. In accordance with the indications specified in Resolution 13/09/CIR which established, for ADSL access, a reduction in the monthly charge of not less than 5% of the 2008 price and, for the ATM bandwidth, a reduction of not less than 9% of the 2008 price, Telecom Italia reduced the monthly charge for ADSL access from 8.50 euros/month to 8.07 per month for the period January 1 – December 31, 2009. The Bitstream Reference Offer for 2009 must now be approved by AGCom.

Mobile market

Frequencies

On June 9, 2009, the bid for the assignment of user rights to the frequencies in the 2100 MHz band for the 3G-type mobile service offering ended. Telecom Italia, Vodafone and Wind each were assigned 1 block of frequencies, each equal to 2x5 MHz. The amount paid by Telecom Italia in July 2009 was 88,782,000 euros.

International roaming

In June 2009, a new Regulation was adopted by the European Parliament and Council relating to roaming within the Community (544/2009).

The rule, which modifies the previous Regulation of June 2007 on the subject (717/2007), calls for additional price reductions for voice calls (retail and wholesale) and fixes maximum prices also for text messaging (at the retail and wholesale level) and data (at the wholesale level), to be applied within the 27 member states starting from July 2009. In particular, the rule:

•	limits the cost of sending a text message to 0.11 euros (excluding VAT) and 0.04 euros for wholesale;

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The Business Units of the Telecom Italia Group

•	reduces the price limit (excluding VAT) on voice calls to 0.43 euros/min. for calls dialed and 0.19 euros/min. for calls received, also reducing the price limit for wholesale to 0.26 euros/min.;

•	imposes a maximum price on wholesale data at 1 euro per MB.

Further reductions are set to start on July 1, 2010 and July 1, 2011. The new Regulation also calls for more transparency obligations on retail data and the introduction of expenditure ceilings beginning March 1, 2010 in order to avoid the so-called “bill shock” phenomenon.

The new laws will be applied up to summer 2012. The European Commission will re-examine the Regulation by June 30, 2011.

Mobile termination

Under Resolution 667/08/CONS, published in the Gazzetta Ufficiale dated January 3, 2009, AGCom set up a planned series of reductions (running from 2009 to 2012) in the maximum termination prices of mobile network operators establishing, from July 1, 2009, a value of 7.70 euro cents/min. for Telecom Italia and Vodafone, 8.70 euro cents/min. for Wind and 11.0 euro cents/min. for H3G.

As a result of the change in the mobile termination price, Telecom Italia gave customers, from July 1, 2009, a reduction in the cost of calls from a land-line phone to all mobile telephone operators, diversified according to the corresponding reductions in the mobile termination prices.

In February 2009, AGCom began a process to produce a new cost model for the mobile termination service which takes into maximum consideration the Recommendation of the European Commission on the regulation of termination rates on fixed and mobile networks in the EU, adopted on May 7, 2009 (2009/396/EC). The adoption of the new cost model in the years to come could lead to the revision of the termination prices already authorized by AGCom in the resolution noted above.

BroadBand

On June 19, 2009, Law 69 dated June 18, 2009 was published in the Gazzetta Ufficiale and article 1 introduces economic and legal measures to assist in the expansion of broadband. In particular, the law calls for:

•

a provision of up to 800 million euros (with 85% earmarked for the south of Italy) to complete a program for infrastructure work that the government should deem necessary to technologically update the electronic communications networks (a resolution by CIPE is currently expected that should establish the actual distribution of the funds and the relative amount).

•	a series of exceptions and corrections to the existing legislation to remove some legal obstacles and operationally facilitate the building of the networks.

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The Business Units of the Telecom Italia Group

Brazil

•	The Business Unit

The Telecom Italia Group operates in the mobile and fixed telecommunications markets in Brazil through the Tim Brasil group, which offers mobile services using UMTS, GSM and TDMA technologies.

•	The structure of the Business Unit

The Tim Brasil group is organized as follows:

•	Main operating and financial data

Key results in the first half of 2009 compared to the first half of 2008 are presented in the following table.

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2009 (a)	1st Half 2008 (b)	1st Half 2009 (c)	1st Half 2008 (d)	Change
					amount (c-d)	% (c-d)/d	% organic
Revenues	2,299	2,537	6,721	6,582	139	2.1	2.1
EBITDA	527	521	1,541	1,351	190	14.1	20.4
EBITDA margin	22.9	20.5	22.9	20.5
EBIT	37	(2)	107	(6)	113	ns	ns
EBIT margin	1.6	(0.1)	1.6	(0.1)
Capital expenditures	288	824	843	2,138	(1,295)	(60.6)
Headcount at period-end (number)	10,149	(1)10,285	10,149	(1)10,285	(136)	(1.3)

(1)	Headcount at December 31, 2008.

Revenues

Revenues total 6,721 million Brazilian reais, 139 million Brazilian reais higher than in the first half of 2008 (+2.1%) compared to +0.7% in the first quarter of 2009. Product revenues grew from 413 million Brazilian reais in the first half of 2008 to 618 million Brazilian reais in the first half of 2009 (+49.6%). Service revenues went from 6,169 million Brazilian reais in the first half of 2008 to 6,103 million Brazilian reais in the first half of 2009 (-1.1%). In this category of service revenues, VAS revenues increased by 21.7% over the corresponding period of the prior year, owing to both the growth of the customer base (which after a contraction reported in the first quarter, once again shows a gain totaling +4.8% compared to the first quarter of 2009) and data packages with broadband and services and content. The dilution of average monthly revenues per user continues: 27.9 Brazilian reais at June 2009 compared to 31.5 Brazilian reais at June 2008; during the last few months of the first half, a gradual recovery was noted thanks to the positive contribution of the postpaid customer base and the success of new prepaid plans.

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The Business Units of the Telecom Italia Group

Total lines at June 30, 2009 are 37,826 thousand, up 11.9% compared to June 30, 2008 and 3.9% compared to December 31, 2008, corresponding to a 23.7% market share on lines.

EBITDA

EBITDA amounts to 1,541 million Brazilian reais and is 190 million Brazilian reais higher than in the first half of 2008 (+14.1%); the EBITDA margin is 22.9%, up 2.4 percentage points over the first half of 2008. This result was achieved by exercising a tight control over costs combined with an efficiency plan to generate resources to support the Business Unit’s growth and the commercial relaunching of Tim Brasil. The cost components which grew compared to the previous half consequently refer to the expansion of the business.

During the first half of 2009, negotiations were concluded with Embratel regarding the dispute that began in 2005 over long-distance traffic and interconnection. The settlement produced a negative impact on EBITDA of 64 million Brazilian reais along with the recognition of amounts payable by Embratel that had been disputed and that had already been recorded in Tim Participações’ financial statements for 90 million Brazilian reais. In April 2009, following a burglary, an impairment loss was recorded on the San Paolo warehouse for 21 million Brazilian reais. The organic change in EBITDA compared to the same period of 2008 is +275 million Brazilian reais with an EBITDA margin of 24.2% (20.5% in the first half of 2008). Details are as follows:

(millions of Brazilian reais)	1st Half 2009	1st Half 2008	Change
HISTORICAL EBITDA	1,541	1,351	190
Tim Participações costs for services associated with the settlement of a dispute	64		64
Other expenses	21		21
COMPARABLE EBITDA	1,626	1,351	275

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling 3,860 million Brazilian reais, increased by 4.2% compared to the same period of 2008 (3,704 million Brazilian reais), mainly as a result of higher other selling costs, especially advertising costs, equal to 239 million Brazilian reais in the first half of 2009 (150 million Brazilian reais in the same period of 2008), and fees, sales commissions and other selling costs of 699 million Brazilian reais in the first half of 2009 (604 million Brazilian reais in the first half of 2008). Such increases were in part compensated by the reduction in the portion of revenues to be paid to other TLC operators;

•

employee benefits expenses, amounting to 288 million Brazilian reais, fell by 25 million Brazilian reais compared to the first half of 2008 (-8.0%) due to a variation in the composition and in the unit cost of the workforce. Average headcount went from 9,213 in the first half of 2008 to 9,259 in the first half of 2009. The percentage of employee benefits expenses to revenues is 4.3%, -0.5 percent compared to the same period of 2008;

•

other operating expenses, amounting to 1,015 million Brazilian reais, decreased by 19.6% (1,262 million Brazilian reais in the first half of 2008) mainly as a result of lower losses on receivables relating to the TV sales channel. Such expenses consist of the following:

(millions of Brazilian reais )	1st Half 2009	1st Half 2008	Change
Writedowns and expenses in connection with credit management	240	475	(235)
Accruals to provisions	32	51	(19)
Telecommunications operating fees and charges	340	343	(3)
Taxes on revenues	363	350	13
Indirect duties and taxes	24	27	(3)
Sundry expenses	16	16	—
Total	1,015	1,262	(247)

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The Business Units of the Telecom Italia Group

EBIT

EBIT amounts to 107 million Brazilian reais, with an improvement of 113 million Brazilian reais compared to the first half of 2008. This increase is due to a higher contribution by the EBITDA margin compared to the first half of 2008, in part offset by higher amortization and depreciation charges of 74 million Brazilian reais on the 3G license, purchased in the second quarter of 2008, and capital expenditures connected with the new UMTS network.

The organic change in EBIT is a positive 198 million Brazilian reais compared to the same period of 2008 with a positive EBIT margin of 2.9% (a negative 0.1% EBIT margin in the first half of 2008). Details are as follows:

(millions of Brazilian reais)	1st Half 2009	1st Half 2008	Change
HISTORICAL EBIT	107	(6)	113
Non-organic expenses already described under EBITDA	85		85
COMPARABLE EBIT	192	(6)	198

Capital expenditures

Capital expenditures amount to 843 million Brazilian reais with a decrease of 1,295 million Brazilian reais compared to the same period of 2008. They mainly refer to the 3G license which was purchased in April 2008 for 1,239 million Brazilian reais.

Headcount

Headcount is 10,149 at June 30, 2009, a reduction of 136 people compared to December 31, 2008 (10,285).

•	Commercial developments

In the first half of 2009, the relaunching of the positioning and the relative sales strategy of the Tim Brasil group were directed to:

•

strengthening the TIM brand by using new advertising formats and the launching of new advertising campaigns (e.g. “TIM Blue Earth”) geared to repositioning the brand and communicating a clear message about its distinctive features;

•

launching of new promotional packages aimed at encouraging the use of its services such as “Plano Infinity” which introduces a new communication concept for the client, by passing from a rate per minute to a rate per call;

•

intensifying the focus in the corporate segment, with the launch of the “TIM Empresa Simples” plan, aimed at the small business world with packages that provide for integrating voice (fixed and mobile) and data services;

•

launching of innovative products and services, such as the “WI-FI mini router” and the “Blackberry Storm”, and the first service in the Brazilian market with internet access using a prepaid formula and exclusive sales of high-range handsets such as the “Motorola Aura” and the “Nokia 5800”;

•

continually developing third-generation services (Tim Web Broadband) and integrated plans for fixed, mobile and Internet services; the “Triple play” plan was launched which gives access to mobile services, internet and cable TV;

•	continually improving network quality and the level of service and building the loyalty and retention policy in the high-usage segments.

•	Main changes in the regulatory framework

On March 2, 2009, the last step was concluded in the gradual opening of number portability in the country begun on September 1, 2008. Consequently, telephone number portability is now available in all the SMP Register Areas of Brazil for mobile and in all the STFC Local Areas for fixed telecommunications.

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The Business Units of the Telecom Italia Group

•	Other relevant information

On April 16, 2009, agreements were sealed between the Tim Brasil group and the Docas group for the indirect acquisition of control of Intelig Telecomunicaçoes Ltda, the domestic and international Brazilian telecommunications operator for long-distance and data transmission services, through the merger by incorporation of the parent of Intelig (Holdco Participaçoes Ltda) in Tim Participaçoes S.A..

The finalization of the transaction is subject to a series of conditions including the approval of the Brazilian National Regulatory Agency (Anatel) and the restructuring of Intelig’s pre-existing debt position with the banks and former shareholders, such that the company will be able to present a net financial position of zero at the closing. The restructuring is in progress.

As a result of the merger, the Docas group (through the vehicle company JVCO Participaçoes Ltda) will acquire an investment in ordinary and preferred share capital of Tim Participaçoes of up to 6.15% of each class of stock. The exchange ratio will be subject to verification and confirmation on the basis of an economic and financial valuation report issued by a leading financial institution, also in light of the debt situation that will have to be verified. The transaction was submitted to the Brazilian Antitrust Authority and approval is still pending.

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The Business Units of the Telecom Italia Group

European BroadBand

•	The Business Unit

The Business Unit offers Broadband access and services in metropolitan areas in Germany and the Netherlands through the subsidiaries HanseNet Telekommunikation GmbH and BBNed N.V..

•	The structure of the Business Unit

The Business Unit is organized as follows:

•	Main operating and financial data

Key results in the first half of 2009, for the entire Business Unit and by country, compared to the first half of 2008, restated for purposes of comparison, are presented in the following tables.

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%
Revenues	613	642	(29)	(4.5)
EBITDA	129	119	10	8.4
EBITDA margin	21.0	18.5
EBIT	(9)	2	(11)	°
EBIT margin	(1.5)	0.3
Capital expenditures	124	189	(65)	(34.4)
Headcount at period-end (number)	2,778	(1) 2,912	(134)	(4.6)

(1)	Headcount at December 31, 2008.

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The Business Units of the Telecom Italia Group

Germany (HanseNet + Telecom Italia Deutschland)

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%
Revenues	569	601	(32)	(5.3)
EBITDA	123	115	8	7.0
EBITDA margin	21.6	19.1
EBIT	(5)	9	(14)	°
EBIT margin	(0.9)	1.5
Capital expenditures	120	181	(61)	(33.7)

Netherlands (BBNed)

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%
Revenues	44	41	3	7.3
EBITDA	6	4	2	n.s.
EBITDA margin	13.6	9.8
EBIT	(4)	(7)	3	n.s.
EBIT margin	(9.1)	(17.1)
Capital expenditures	4	8	(4)	n.s.

Revenues

Revenues amount to 613 million euros and record a decrease of 29 million euros (-4.5%) compared to the first half of 2008. The broadband customer portfolio at June 30, 2009 is equal to about 2.5 million accesses, a number that is basically unchanged from December 31, 2008 and from June 30, 2008. The narrowband customer portfolio is at 0.4 million accesses at June 30, 2009, a decrease compared to 0.5 million accesses at the end of December 2008 and 0.6 million accesses at the end of June 2008.

In greater detail, revenues from business operations conducted in Germany total 569 million euros and register a decrease of 5.3% compared to the first half of 2008 (-32 million euros), mainly due to lower contributions to revenues from AOL customers (Broadband resale and Narrowband) and Wholesale services, which are only partly offset by higher revenues from unbundled accesses and mobile services. The broadband customer portfolio in Germany is about 2.3 million accesses at June 30, 2009, stable compared to December 31, 2008 and a reduction from 2.4 million at June 30, 2008.

The Netherlands contributes 44 million euros to total revenues, 3 million euros more than in the first half of 2008 (+7.3%), thanks to a higher contribution from ADSL retail service revenues. The customer portfolio numbering about 163,000, is lower by about 3,000 compared to December 31, 2008, but 2,000 higher compared to June 30, 2008.

EBITDA

EBITDA amounts to 129 million euros and records an increase of 10 million euros (+8.4%) compared to the first half of 2008. The EBIT margin is 21.0% against 18.5% in the first six months of 2008.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling 415 million euros, decreased by 10.0% compared to the first half of 2008 (-46 million euros). The reduction is mainly the consequence of lower advertising and promotional expenses, commercial costs (partly due to the acquisition of new customers with minimum 2-year contracts, the costs of which are capitalized: 16 million euros in the first half of 2009 and 3 million euros in the first half of 2008) and outsourced customer care costs, while interconnection costs with other operators grew in association with the growth of the unbundled Alice customer base;

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The Business Units of the Telecom Italia Group

•

employee benefits expenses amount to 64 million euros and decreased by 1 million euros compared to the first half of 2008 (-2%) as a result of the reduction in the average headcount (from 2,965 in the first half of 2008 to 2,635 in the first half of 2009);

•	other operating expenses of 21 million euros rose by 5 million euros compared to the first half of 2008 mainly due to higher expenses connected with credit management.

EBIT

EBIT is a negative 9 million euros against a positive 2 million euros in the first half of 2008.

The drop in EBIT is due to a considerable increase in depreciation and amortization charges (+20 million euros) owing to both significant capital expenditures in network infrastructures and supporting information systems made between the end of 2007 and 2008 and the capitalization of costs incurred for the acquisition of new customers with 2-year minimum contracts.

Capital expenditures

Capital expenditures amount to 124 million euros, down by 65 million euros compared to the first half of 2008 largely on account of the contraction of investments in network infrastructures and the activation costs capitalized of new customers on the access platforms of other operators.

Headcount

Headcount is 2,778 at June 30, 2009, with a reduction of 134 compared to December 31, 2008, and includes 320 people with temp work contracts (354 at December 31, 2008).

•	Commercial packages

Germany

The growth of the Broadband market in Germany has slowed down appreciably since the fourth quarter of 2008 and this situation is confirmed by the figures for the first half of 2009 which show a net growth of about 500,000 Broadband lines per quarter. The market scenario is characterized by growing competition on the part of cable operators, by the strong commercial relaunching of the German incumbent Deutsche Telekom (DT) and the aggressiveness of the principal alternative operators (especially Vodafone and United Internet) in terms of pricing and promotions. It should also be noted that United Internet acquired the Broadband access business of the operator Freenet.

In this competitive environment, HanseNet, in the first six months of 2009, put into place a new strategy based on three principal elements:

•	sales & marketing approach focused on the acquisition of higher-value customers;

•	special emphasis on the end-to-end management of the acquired customer base;

•	rigorous financial discipline.

The new commercial approach has led to an increase in the acquisition of more profitable customers (in the areas in which HanseNet has its network) through less costly sales channels (the web and call center) and with a greater number of new 2-year minimum contracts. Better end-to-end management of the customer base made it possible to appreciably reduce the churn rate starting from the second quarter of 2009, further focusing on both upselling actions of the clientele – with the aim of increasing the margin per customer - and on the development of the new Alice ADSL package based on quality, commitment to the customer and personalized assistance. During the first half of 2009, the Mobile Only package was introduced to sustain the acquisition of new customers so that the Mobile package is no longer limited only to ADSL Alice customers.

The Netherlands

In the first half of 2009, the competitive environment remained more or less unchanged, with operators confirming their sales policies.

In this scenario, BBNed, the Dutch subsidiary of the Group, has maintained its positioning as an active operator in the different markets and segments, wholesale and retail, business and consumer. Further emphasis was placed on improving the profitability of the packages, operational efficiency and, at the same time, controlling costs and evaluating the economic return of the investments.

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The Business Units of the Telecom Italia Group

•	Main changes in the regulatory framework

The most important changes in the regulatory framework in Germany during the first half of 2009 refer to the introduction of the obligation imposed by the incumbent Deutsche Telekom (DT) of providing competitors access, in addition to PSTN, also on an IP basis, as well as unbundled resale access. The draft of the decision submitted in March must still be made official. The German telecommunications regulator (BnetzA) also imposed stricter network access obligations in rural areas so that a minimum quality of service would be guaranteed to end ADSL customers (1 Megabit per second). Furthermore, the regulator slightly reduced the LLU monthly charge, clearly in contrast with a request by DT to substantially increase the charge.

The German government has presented the development strategy for Broadband access on a national level, divided into two stages:

1) connectivity to internet by all German families by the end of 2010;

2) guarantee the coverage of 75% of families with a Broadband access at speeds of at least 50 Mbps by 2014.

With the aim of encouraging cooperation among the operators and public utilities, the regulator has promoted the creation of a databank of the infrastructures (piping system) for laying the optic fibers throughout the country and at the disposition of all the operators. The databank, whose procedures for implementation were the subject of public consultation in July 2009, should be available in the fall.

Finally, DT’s communication of the prices relating to the bitstream wholesale offering of the new VDSL network should be available in the second half of the year.

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The Business Units of the Telecom Italia Group

Media

•	The Business Unit

In 2008, the Telecom Italia Media group changed its organizational structure for the purpose of establishing a focused and specific presence over La7 and MTV as a result of the increase in the number of channels and products now on several platforms (Free to Air, Web, satellite and Mobile) in addition to the specifics of the different editorial profiles. It was therefore decided to more visibly distinguish the attributions of responsibility between the two companies; consequently, beginning January 1, 2009, the manner of presenting the income statement and financial position results have also been revised so that three specific business segments have been identified as follows:

•	Telecom Italia Media S.p.A.: activities relating to La7 and the Telecom Italia Group’s Digital Content which develops and creates content for the IPTV, DVB-H and Web platforms;

•	MTV Group: activities relating to MTV, the Playmaker production unit, the musical platforms via satellite, the Nickelodeon and Comedy Central satellite channels, MTV Mobile and multimedia (Web);

•	Network operator (TIMB): assets for the management of the Group’s analog and digital networks and hosting service on digital multiplexes.

•	The structure of the Business Unit

The Business Unit is organized as follows:

•	Main operating and financial data

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment and, in May 2009, as part of the actions undertaken for regaining profitability set out in the Industrial Plan, sold a 60% stake in Telecom Media News, which controls the APCom press agency, one of the major operators in primary national news, to the company Sviluppo Programmi Editoriali S.p.A (E.P.S. group).

Key results of the Business Unit in the first half of 2009 compared to the first half of 2008 are presented in the following table.

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%
Revenues	114	148	(34)	(23.0)
EBITDA	(6)	(35)	29	82.9
EBITDA margin	(5.3)	(23.6)
EBIT	(47)	(69)	22	31.9
EBIT margin	(41.2)	(46.6)
Capital expenditures	24	27	(3)	(11.1)
Headcount at period-end (number)	850	(1) 967	(117)	(12.1)

(1)	Headcount at December 31, 2008.

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The Business Units of the Telecom Italia Group

The principal operating data of the Pay-per-View business sold, for the first half of 2008 only, and the data of the company Telecom Media News up to April 30, 2009 and the first half of 2008 are as follows:

(millions of euros)	1/1 - 4/30/2009	1st Half 2008	Change
			amount	%
Revenues	3	46	(43)	(93.5)
EBITDA	(2)	(13)	11	84.6
EBITDA margin	(66.7)	(28.3)
EBIT	(2)	(14)	12	85.7
EBIT margin	(66.7)	(30.4)

Tables and comments on the data for the first half of 2009 and the data restated for the first half of 2008, completely excluding the results relating to the Pay-per-View business sold and the company Telecom Media News, are as follows:

(millions of euros)	1st Half 2009	1st Half 2008	Change
			amount	%
Revenues	111	107	4	3.7
EBITDA	(4)	(22)	18	81.8
EBITDA margin	(3.6)	(20.6)
EBIT	(34)	(55)	21	38.2
EBIT margin	(30.6)	(51.4)
Capital expenditures	24	26	(2)	(7.7)
Headcount at period-end (number)	850	(1) 856	(6)	(0.7)

(1)	Headcount at December 31, 2008.

Revenues

Revenues amount to 111 million euros, up 3.7% compared to 107 million euros in the first half of 2008. In greater detail:

•

revenues of Telecom Italia Media S.p.A. in the first half of 2009, before intragroup eliminations, amount to 61 million euros. This is an increase of 8 million euros (+14.7%) compared to the first half of 2008. Net advertising revenues show a slight improvement compared to the first half of 2008 (+1 million euros), sales of Digital Content for Telecom Italia grew (+4 million euros) as did sales for services to Dahlia TV (+4 million euros), an activity that was completed in the first half of 2009;

•

revenues of the MTV Group, amounting to 46 million euros, before intragroup eliminations, are down by 12.7% (-6 million euros) compared to the first half of 2008 (52 million euros). This result is attributable to lower advertising revenues (-9 million euros) offset only in part by higher revenues from MTV Mobile activities (+4 million euros);

•

revenues relating to Network Operator activities, before intragroup eliminations, amount to 22 million euros, compared to 23 million euros in the first half of 2008. This result is principally due to lower invoicing of hosting services on digital multiplexes.

EBITDA

EBITDA amounts to -4 million euros (-22 million euros in the first half of 2008) and recorded a positive change of 18 million euros (+81.8%) compared to the first half of 2008.

EBITDA of Telecom Italia Media S.p.A. is a negative 16 million euros, an improvement of 19 million euros compared to the first half of 2008. The improvement for the period can be ascribed not only to higher revenues but also to lower La7 programming costs for 13 million euros, mainly concentrated in the entertainment sector (-8 million euros).

EBITDA of the MTV Group, equal to about 4 million euros, is more or less unchanged compared to the first half of 2008. To deal with the fall in advertising, MTV initiated a program for the reorganization of the company at the end of the first quarter. This program has led to cost savings which are mainly concentrated in production activities and has made it possible to minimize the impact of the reduction of revenues on EBITDA.

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The Business Units of the Telecom Italia Group

EBITDA relating to Network Operator activities is a positive 7 million euros and lower by 1 million euros compared to the first half of 2008; such reduction is entirely attributable to the decline in revenues.

EBIT

EBIT amounts to -34 million euros (-55 million euros in the first half of 2008), with an improvement of 21 million euros. The change, besides the aforementioned improvement in EBITDA, can be essentially ascribed to lower amortization and depreciation charges (-3 million euros) relating to the user rights of digital frequencies, the useful life of which was extended starting from the second half of 2008 after the introduction of changes in the law.

Capital expenditures

Capital expenditures amount in total to 24 million euros (26 million euros in the first half of 2008). Such expenditures refer to Telecom Italia Media S.p.A. and the MTV Group, for 17 million euros and 2 million euros respectively, mostly for the acquisition of television rights extending beyond one year (16 million euros). Capital expenditures by the Network Operator (5 million euros) regard the acquisition of infrastructures for the expansion and maintenance of the digital network.

Headcount

Headcount is 850 at June 30, 2009, with a reduction of 6 compared to December 31, 2008 and includes 76 people with temp work contracts (75 at December 31, 2008).

•	Main changes in the regulatory framework

While the EU Commission expressed satisfaction with the reforms introduced by Law 101 dated June 6, 2008 in respect of the Gasparri Law and resulting Consolidation Law on Broadcasting, it however found the plan for the assignment of bandwidth inadequate and recommended an increase in the number of digital dividends earmarked for auction to allow new players to enter the market.

In response to the Commission’s latest conclusions, in resolution 181/09/CONS, transposed into primary regulation by the Community law 2008, in the process of being published in the Gazzetta Ufficiale, the Authority established the new criteria for the complete digitalization of terrestrial television broadcasting networks. National broadcasters will be allowed to convert their existing digital networks one by one, as well as to operate at least one MUX to broadcast current analog content.

In short, Telecom Italia Media should be the assignee in the process of conversion of the networks currently in use of (i) two networks for the conversion of the digital network currently in use and (ii) one network for the conversion of the current two analog La7 and MTV networks. Telecom Italia Media can take part in the bid, only for the part of the bid regarding the two DVBT networks and the one DVBH network.

•	Events subsequent to June 30, 2009

On July 30, 2009, the Telecom Italia Media board of directors examined the progress on the project for the valuation of the Digital Assets of the Network Operator. The conclusion of the first stage of the project, in which the company was assisted by the investment bank Merrill Lynch, led to the selection of the potential buyers which will proceed to the next stage. That stage calls for a period of due diligence and afterwards binding offers will be presented on the basis of which the final negotiations will be conducted.

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The Business Units of the Telecom Italia Group

Olivetti

•	The Business Unit

The Olivetti group operates in the sector of digital printing systems and ink-jet office products, in specialized applications for the banking field and commerce and for information systems managing forecast games, electronic voting and e-government and also manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems – MEMS and industrial applications) It is also present with a dedicated structure in the field of documental services (digital management of company documents), caring services (specialist help-desk) and technical assistance. The market of the Business Unit is focused mainly in Europe, Asia and South America.

•	The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

•	Main operating and financial data

Key results in the first half of 2009 compared to the first half of 2008 are presented in the following table.

	1st Half 2009	1st Half 2008		Change
(millions of euros)				amount	%
Revenues	153		180	(27)	(15.0)
EBITDA	(12)		(12)	—
EBITDA margin	(7.8)		(6.7)
EBIT	(15)		(16)	1	6.3
EBIT margin	(9.8)		(8.9)
Capital expenditures	2		1	1	°
Headcount at period-end (number)	1,124	(1)	1,194	(70)	(5.9)

(1)	Headcount at December 31, 2008.

Revenues

Revenues amount to 153 million euros in the first six months of 2009, down by 27 million euros compared to the first half of 2008.

As far as products are concerned, revenues decreased in the first half of 2009 by about 16% compared to the same period of 2008, partly as a result of lower volumes sold owing to the difficult economic scenario and in a market picture where some areas contracted by as much as 30%. The most significant reductions occurred in European markets, particularly in Spain and in Great Britain where the pound sterling decreased significantly in value.

With regard to ink-jet products, the 35% reduction in revenues is due to lower sales of fax machines, multifunction printers and accessories.

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The Business Units of the Telecom Italia Group

Printers for banking counter applications, the segment in which Olivetti is the market leader, basically remained stable in terms of revenues with the sole exception of the Mid-East markets. The supply of counter printers to the Italian post office company, Poste Italiane S.p.A., continued in 2009. Moreover, Olivetti recently won a bid in Australia for the supply of 13,000 printers worth 3.3 million U.S. dollars.

The sales of fiscal tax registers record lower revenues compared to the first half of 2008, which had benefited from the demand to renew machines that had already been installed owing to the so-called “seven-year period”, that is, the average period over which the fiscal memory inserted in the products becomes depleted.

Professional office products, copiers and relative accessories are the segment most hurt by the current market crisis: in the first six months of 2009 as compared to the corresponding period of 2008, a sharp reduction in the black and white copier segment was recorded in terms of sales volumes (-29%) and in the color copier segment (-11%) a reduction in the average price of 10%.

In 2009, installations began, to date more than 2000, on an important project in cooperation with the Domestic Business Unit for the supply of specialized terminals for payments/services to authorized tobacconists in Italy.

EBITDA

EBITDA is a negative 12 million euros, unchanged compared to the first half of the prior year. The lower margin connected with the fall in revenues was absorbed by a significant reduction of fixed overheads, the result of the effects of the reorganization. Considering also the impact of exchange rate fluctuations on sales in foreign currency to customers outside the EU and on purchases of merchandise and products in foreign currencies, the change in the U.S. dollar rate against the euro adversely affected EBITDA by 2 million euros. If the foreign exchange effect is not considered, the comparison with the first half of 2008 would be an improvement of 2 million euros.

EBIT

EBIT is a negative 15 million euros, an improvement of 1 million euros over the first half of the prior year (a negative 16 million euros).

Capital expenditures

Capital expenditures amount to 2 million euros, an increase of 1 million euros compared to the same period of 2008.

Headcount

Headcount is 1,124 (1,030 in Italy and 94 abroad) at June 30, 2009, a decrease of 70 compared to December 31, 2008 (1,194 of whom 1,088 in Italy and 106 abroad).

•	Events subsequent to June 30, 2009

In July 2009, Olivetti presented the new “Documental Hub” offering which proposes a series of solutions and services for the digital management of corporate documents to the world of companies and the Public Administration. Available in the “on demand” mode through the Telecom Italia Data Center, the offering not only makes it possible to dematerialize paper flows but also makes advanced services available such as the digital signature (also through cell phones), digital filing in accordance with law and electronic invoicing without the need of having one’s own dedicated IT structure.

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The Business Units of the Telecom Italia Group

International Investments Accounted for Using the Equity Method

•	Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At June 30, 2009, land lines in service (including installed public telephones) are about 4,335,000, a slight increase compared to December 31, 2008 (4,299,000).

As regards Broadband, accesses total approximately 1,110,000, with an increase of 8% compared to the end of 2008 (1,032,000).

In the mobile business, the customer base of the group reached approximately 15,337,000 customers at June 30, 2009 (11% of which is in Paraguay), with an increase of about 7% compared to year-end 2008 (14,375,000). The number of postpaid customers also increased by 2% compared to the end of December 2008 and continues to account for about 30% of the total customer base. Migration of mobile customers from TDMA, which was still used by only a small number in Paraguay at December 31, 2008, to GSM technology was completed during the first half and is now used by 100% of customers.

•	ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile telecommunications, internet and data transmission in Cuba. At June 30, 2009, the number of land lines in service (also including installed public telephones) is 1,098,800, a slight increase compared to December 31, 2008 (1,088,100). Of the lines in service, 51,900 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at June 30, 2009, the number of internet and data customers has reached 27,200, 5% more than at year-end 2008 (25,800).

In the mobile telephony business, the customer base is close to 472,300 at June 30, 2009, with an increase of over 42% compared to December 31, 2008 (331,700). The number of customers with postpaid contracts constitutes almost 94% of customers and is equal to 442,200 (303,600 at December 31, 2008). The performance for the period still benefits from the considerable reductions in activation charges which took place on December 11, 2008 and on May 18, 2009.

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International Investments Accounted for Using the Equity Method

Related Party Transactions

In accordance with art. 81 of the Regulation for the implementation (adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent changes) of Legislative Decree 58 dated February 24, 1998, concerning the discipline of issuers, there are no significant transactions with related parties, including intragroup transactions, which are non-recurring or unusual / atypical in nature.

The information on related party transactions required by Consob Communication DEM/6064293 dated July 28, 2006 is disclosed in the financial statement themselves and in the Note “Related party transactions” in the half-year condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group.

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Related Party Transactions

Sustainability section

The activities and projects of greatest importance carried out in the course of the first six months of 2009 for the stakeholders The Environment and Human Resources, are reported below.

The Environment

•	Energy

The Group’s commitment to improve energy efficiency and encourage the use of alternative sources of energy is proceeding through initiatives that have already been launched and new projects, such as:

•	the technological improvement of air conditioning systems and interventions to reduce electricity consumption through the segregation of environments with different temperature needs;

•	the modernising of AC/DC conversion systems through the introduction of technological solutions that guarantee greater efficiency and therefore less energy losses;

•	the constant control and maintaining in efficient operation of the traditional fixed line switching network (circuit switching network) and of the data networks;

•	the technological upgrading of mobile network equipment which allows new and better performance in terms of transmission capacity, of air conditioning and energy consumption requirements;

•

the adoption of the most efficient technological solutions for the servers installed in the Data Centers, thanks to the concentration of the machines and to the reduction of energy consumption relative to the hardware and the air conditioning of the rooms;

•

the reduction of the energy consumption of certain Radio Base Stations thanks to co-siting agreements: the sharing of the sites allows the more efficient use of electricity, especially regarding the air conditioning of the rooms;

•

the adoption of high energy efficiency solutions such as small cogeneration and tri-cogeneration. The latter represents an evolution of cogeneration systems which produce electricity and heat by transforming recovered thermic energy even into refrigerator energy and thereby significantly increasing the efficiency of the equipment.

•

the use of renewable sources through photovoltaic and mixed wind-photovoltaic equipment (systems composed of a micro wind turbine and an assembly of photovoltaic panels capable of transforming wind and solar energy into electricity);

•

the introduction of cooling equipment of the full free cooling type which operates by exploiting the difference in temperature between the internal and external environments. These are systems that are modified to force the flow of outside air (appropriately filtered) in such a way that it comes in contact with the parts to be cooled, without the need for traditional systems of mechanical conditioning by compressor (cooled water or direct expansion). In this way, it is possible to obtain a significant lowering of energy consumption for the cooling of the technical rooms;

•	the experimentation, in collaboration with the University of Turin, with innovative free cooling solutions, whose results pave the way for more extensive use within the year.

Telecom Italia furthermore is promoting various commercial initiatives that also feature solutions permitting energy saving:

•

“Punto Lan”, launched at the beginning of 2009 as part of the Impresa Semplice offer for the Business segment, offers a solution based on IP technology for the supply of work stations for Internet navigation, voice traffic with Voice over IP and cabling for the creation of a local network. Through the joint control of router, switch, exchange, Wi-Fi and firewall, the apparatus permits a reduction in energy consumption of up to 60% compared to the traditional technological configurations;

•

“MyEnergy”, an offer to customers with significant energy consumption, carries out, through a network of local sensors, the continuous monitoring of electricity consumed and of environmental parameters such as temperature, humidity and brightness. The analysis of the data collected permits the optimisation of the energy supply, the identification of actions aimed at energy and cost saving, the verification of the energy supply as recorded in the bill, the comparison between various energy providers, the allocation of energy costs of individual equipment.

•	Paper

For the purpose of supporting the company choice to mainly use paper originating from forests that are certified and run according to the rigorous environmental standards of the Forest Stewardship Council (FSC), awareness operations have been conducted in the first six months of the year aimed at employees and at the review of the acquisition process, through strict limitations in the ordering phase of virgin fibre paper.

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Sustainability section

•	Product Responsibility

A policy of Green Procurement has been defined and agreed with the suppliers aimed at minimising the impact on the environment deriving from the acquisition of goods and services. The document, published on the suppliers’ portal, permits the orientation of the policies of acquisition in order to favour, in accordance with the departments concerned, products and services with low environmental impact. All aspects associated with the life of the product/service are considered: design, production, use and end of life.

Telecom Italia has subscribed to the European Code of Conduct (CoC) on Broadband Communication Equipment. The protocol sets out the limits of energy absorption of broadband equipment, both terminals and network, for the three year period, 2009-2011. Within the scope of this, the limits on the energy requirements of numerous devices that are present in homes, offices and public places (ADSL modems, routers, VoIP telephones and Wi-Fi access points) are regulated, in addition to all the infrastructure equipment of the broadband network. Adhering to the protocol is aimed at ensuring a reduction in the consumption of energy resources used by telecommunications equipment that can reach as much as 40% in the domestic environment. The adoption of products that conform with the code represents the company’s concrete commitment to benefit customers and the environment.

In the course of the six months, Telecom Italia’s first cordless product of low environmental impact was launched. The “ECO” telephone, now forming part of a list of products promoted by the Customer service 187, was designed and constructed with material derived from corn, free of halogens in the electronic parts, with energy consumption lower than 40% of that in similar products, and the power supply, in conformity with the Energy Star prerequisites, possesses the characteristics defined by the “Code of Conduct on Efficiency of External Power Supplies”. The packaging is in recycled cardboard and is free of plastic components.

•	Waste Management

In the course of 2008, the system of differentiated waste collection of the materials in the offices of Telecom Italia has been completed, and is now active in 230 offices in Italy. In line with the 2009 objective of increasing the collection of paper to be sent for recycling, in the first months of the year, the provision of ecobox containers was carried out in the office centres in Rome, Turin, Naples and Palermo. Monthly monitoring of the volume of paper collected has given positive results and confirms the expected increase.

Regarding the regulation ADR3 for the road haulage of dangerous goods, in the first six months of the year, a training programme to update the technical support personnel was launched and completed and the training dedicated to the department of Technical Infrastructures is still underway.

In conformity with the provisions of the regulations in force, the carrying out of specific controls in the field on the operational procedures for the collection of waste has continued.

In expectation of the promulgation of the implementing Decree on the distributors of electrical and electronic equipment, required to implement the regulatory procedure under Legislative Decree 151/05 which refers to this kind of waste (WEEE – waste electrical and electronic equipment), in order to bring the company’s sales points into operation, an internal ad hoc procedure has been provided.

Olivetti has launched a process in all Italy for the collection, recycling and disposal of non-industrial batteries and rechargeable batteries. The operation is being carried out in collaboration with the ECORIT consortium in which the company has the role of founder member.

In TIM Brasil, the operation to increase awareness in the community on the topic of waste that is dangerous to health and the environment is continuing. In shops and company offices on Brazilian territory, suitable containers have been provided for the collection of drained batteries and to dispose of cell phones and accessories.

•	Mobility Management

The project is aimed at reducing the environmental impact of commuting between home and work and contributing to the improvement of the quality of life of employees in those Italian cities that have the greatest urban traffic and a high level of atmospheric pollution.

In the first six months of 2009, the project’s activities were relaunched and responsibilities were assigned in accordance with the evolution of the organisational interventions. The improvement operations foreseen for the office centres in the cities of Turin, Milan, Bologna, Rome and Naples are underway and accessibility analyses have been launched of the most important offices in the cities of Padua, Mestre, Florence and Palermo.

[3]	“Agreement concerning the international carriage of Dangerous goods by Roads”.

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•	Systems of Environmental Management and Integrated Systems

In the Technology & Operations department, actions are continuing for the purpose of maintaining the certification regarding the Systems of Management of Quality, the Environment and the Security of Information, in conformity with the standards, ISO 9001, ISO 14001 and ISO 27001. Moves are continuing, moreover, to extend the Environmental System ISO 14001 to include the department of Open Access (now only certified with ISO 9001) with the objective of gaining the certification within the year.

In the Customer Care centres in Rome and Naples, efforts to retain the certification of the Integrated System of Management of Safety and the Environment attained in 2008 were successful.

In the first six months of 2009, supervisory visits have been carried out in Elettra as part of confirmation of certification ISO 14001 and ISO 9001. During the same period, TI Sparkle attained OHSAS 18001 certification for Italian sites, unifying the System of Environmental Management with that of Safety, and has begun activities to extend the said certification to the more important sites abroad.

•	Environmental audit

In the first six months of 2009, analysis was carried out on the corrective measures effected by the Network suppliers to end the lack of conformity revealed during the checks carried out in 2008. Furthermore, audit activities have been planned aimed at ensuring the respect for the legal prerequisites on matters of the environment and safety, and to ensure conformity with the contractual clauses on the proper management of activities with potentially significant impact.

Four audits have been conducted on the Systems of Environmental Management, three Integrated Safety and Environment audits on the most representative Network suppliers and an audit of verification regarding the environmental performance at one of the waste treatment plants. In TI Sparkle, an audit targeted on waste has been carried out.

•	Education, Training and Communication

The operations of spreading awareness and knowledge about environmental topics, directed at Group personnel, proceeded in the first six months with the publication on the company Intranet of in-depth articles on paper and waste management , and through campaigns on energy saving.

The last two sessions were held of the seminar, “Management of Environmental Emergencies”, dedicated to the prevention of land pollution.

On the occasion of the March convention, which involved 1,400 Group managers, on the topics of Innovation, Quality and Development, all emissions of greenhouse gases connected to the event were neutralised. Emissions from transport, energy and paper consumption were estimated at 141 tons of equivalent CO2 and the respective credits acquired have been addressed to a forestation project in Lombardy.

In the month of June, a seminar was organised aimed at the management on the topic, “Green Economy: sustainability and green acquisitions”, with the purpose of stimulating awareness about the associated challenges and opportunities, and to compare company experiences in the reduction of environmental impact, starting with the phase of acquisition of the products/services. At that occasion, the recent policy of Green Procurement described in the paragraph, “Product Responsibility”, was launched.

Through the Group’s television channels, La7 and MTV, many programmes have been produced and initiatives carried out aimed at spreading awareness and involving the public on environmental matters. In particular, on the occasion of June 5th, World Environment Day, the initiative “La7 and the environment: a commitment exclusively for everybody” was launched inviting viewers to send in to www.la7.it/ambiente their proposals for contributing to the world of the future. The contributions collected may be read on the site, along with videos and news on the subject, where there is a wide range of links available to find out more on how to save money by investing in eco-sustainable activities. On the same day, Tim Brasil made official its environmental policy and has launched an internal campaign aimed at increasing the awareness of personnel with regard to the environment. To assist this, a list of simple actions to share among the family was provided, including the practice of collecting differentiated waste, and, used batteries and storage devices, the choice of recyclable and recycled materials, saving water and energy.

The “AvoiComunicare” Internet site, during the first six months of 2009, focused on environmental topics and on sustainable development, revealed in a survey as priority matters for the said Blog users. Numerous interviews have been carried out and made available on the site designed to stimulate debate on various environmental matters. The initiative was heralded and supported by appropriate information campaigns in the media.

The Environment Project, finally, ensures the integrated management of environmental matters within the Group, with the objective of monitoring risks, contributing to the improvement of environmental performance and to support the dissemination of knowledge on the subject among employees, including through the regular updating of the site.

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Human Resources

•	Headcount and changes in the Telecom Italia Group

The headcount of personnel at June 30, 2009, was divided as follows:

(units)	6.30.2009	12.31.2008	Changes
Italy	62,995	63,521	(526)
Abroad	12,990	13,229	(239)
Total Personnel on payroll	75,985	76,750	(765)
Leased personnel	575	1,075	(500)
Total Personnel	76,560	77,825	(1,265)
Non-current assets held for sale	—	—	—
Total	76,560	77,825	(1,265)

Excluding leased personnel, the Group’s workforce has been reduced by 765 units compared to December 31, 2008.

The changes can be itemized as follows:

•	the departure of the Company TM News, (-105 units), from the area of consolidation;

•	net turnover down by 660 units, as specified for individual Business Unit:

(units)	Recruited (*)	Departed (*)	Net change
Domestic	629	(972)	(343)
Brazil	1,290	(1,426)	(136)
European BroadBand, Olivetti, Media and Others	160	(341)	(181)
Turn over	2,079	(2,739)	(660)

(*)	Transfers within the Group are also included in the table.

•	Development

The process of Performance Evaluation compared to the 2008 results has been completed, with the assessment of the performance of more than 50,000 personnel.

In Tim Brasil, 96.5% of the employees4 were assessed on their 2008 performance.

[4]	The process regards employees who have worked for a minimum period of six months in the year in question, except directors and those who work in Customer Care (for whom an appropriate assessment is made).

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•	Recruiting

Among the initiatives undertaken was the project School-Business Network, aimed at students in the last two years of higher technical colleges. The project is based on an educational course formed of 12 hours of lectures, planned in concert with teachers from 11 Italian Technical Colleges. The best 11 young people, among the 323 students involved, will take part in a two-week Summer Campus at the Elis Centre.

Project Campus, in the start-up phase, is aimed at the best students graduating from Bachelor Degree courses in certain Italian universities. The young people will be supervised by a coach and have the chance to participate in training courses and seminars held by the Consortium ELIS and by Telecom Italia.

The collaboration with the Polytechnic of Turin has continued with the launch of the third edition of the Innovation Master. By sponsoring 21 study bursaries, Telecom Italia will be granting post-graduate training to young engineers. The 2008 edition ended positively with the hiring of 10 of the 11 participants.

The presence of the company brand name in the university world is made concrete through lectures and personal interventions by the Group’s managers and by participation in workshops and job meetings. In the first six months of 2009, 7 career days have been held in Italy: 5 in Rome, 1 in Milan and 1 in Bologna.

The partnership with the University Luigi Bocconi of Milan has continued through a programme of sponsorship of a pre-experience Master’s, aimed at young graduates and a post-experience Master’s aimed at young professionals. The masters’ are aimed at developing economic-financial and managerial competence.

•	Training

In the Telecom Italia Group, training activities undertaken in the first six months of 2009 amount, for personnel in Italy, to around 1 million hours (in classrooms, on-line and on-the-job training), as the following table shows, and around 6.8 million euros in direct costs, excluding the cost of the work and travel expenses. The hours per head are equal to 15.6. As regards training in health and safety matters, see the relevant paragraph.

	CLASSROOM			TRAINING ON THE JOB			ON LINE			TOTAL
TYPE OF TRAINING	HOURS	COSTS	PARTICIPANTS	HOURS	COSTS	PARTICIPANTS	HOURS	COSTS	PARTICIPANTS	HOURS	COSTS	PARTICIPANTS (*)
SPECIALIST	187,153	4,181,808	12,057	694,422	0	16,777	19,633	55,470	28,721	901,208	4,237,278	36,670
MANAGERIAL	61.657	2,244,132	3,896	0	0	0	19		19	61,676	2,244,132	1,656
INSTITUTIONAL	2,260	12,000	279	0	0	0	681		493	2,941	12,000	300
PLACEMENT	6,417	41,510	185	14,935	0	237	0	0	0	21,352	41,510	220
LANGUAGES	6,591	314,265	478	0	0	0	0	0	0	6,591	314,265	478

TOTAL (*)	264,078	6,793,715	16,895	709,357	0	17,014	20,333	55,470	29,233	993,768	6,849,185	39,324

(*)	The total does not refer to the algebraic sum but to the number of resources that have made use of at least one training intervention (either in the classroom, on-the-job training or on line).

Cross-Group projects

In the course of the six months, two Seminars have been held on the subject of Environmental Emergencies which involved around 40 resources for a total of 1,500 hours of training, and the Seminar Green Economy:

Sustainability and Green Acquisitions, aimed at around 80 resources among senior and middle managers of the various departments for around 700 hours (see also the chapter The Environment).

Following on from 2008, training sessions have been fulfilled on behavioural skills, and on ICT scenarios for senior managers, middle managers and levels 6 and 7, which were designed to reinforce the spread of a uniform Managerial culture.

The 2009 Training Plan on the Sarbanes Oxley Act - 404 (SQA) and on the Law 262/2006 has been launched, aimed at updating awareness on the obligations that arise from them. To support the wider dissemination of the Organisational Model 231, and ensure its effective implementation, an on line training course has been made available, which can be used by the e-learning platform, in addition to sessions in the classroom. A special edition of noi.flash was dedicated to the subject and distributed to colleagues in all the Group’s companies.

In the month of May, 2009, the “Expressing Quality” project was launched with the aim of contributing to the attainment of higher levels of Customer Satisfaction and spread the company’s new vision for Quality through available, which can be used by the e-learning platform, in addition to sessions in the classroom. A special edition

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of noi.flash was dedicated to the subject and distributed to colleagues in all the Group’s companies. In the month of May, 2009, the “Expressing Quality” project was launched with the aim of contributing to the attainment of higher levels of Customer Satisfaction and spread the company’s new vision for Quality through Customer Promises. The initiative will be extended over time to all the organisational departments involved in Quality processes, including the management.

Training to ensure business and technological effectiveness

Specialist training has continued to be directed at the specific responsibilities of departments, understood both as their most traditional component (equipment, fixed and mobile network broadband services, ICT systems, technological plants, power plants) and in terms of innovation (new generation networks), in observance also of the obligations assumed with respect to the Guarantor of Communications.

Training projects are in the implementation phase on the “System of Management, Quality, Environment and Safety” and on the ability to give guidance to customers (“Open Access, nice to meet you”).

Regarding the methodology employed, in addition to classroom and on-the-job training, the recently introduced e-learning platform has been extensively used.

In Tim Brasil, in June, 2009, the average number of hours’ training for employees was 20.6 hours per head, including the e-learning for which Tim Brasil created its own learning portal, Portale di Apprendimento@aula.TIM.

•	Internal communication

In order to minimise the impact of the Group on the environment, in terms of the emission of greenhouse gases, Telecom Italia is promoting the participation of employees in company events through new ways of interacting via the web. It is indeed possible to follow the events of the various company Departments from the employee’s own work station through the PC, and they are encouraged to have a dialogue with managers by using blogs and virtual networks.

Information and company media

•	noi.magazine: 1 issue of the magazine published, printed in 2009 on ecological, recycled paper;

•

noi.flash: one edition devoted to Sustainability and a special edition on decree 231 were produced, disseminated on line and printed on ecological, recycled paper, exclusively for those employees who are unable to access the company emails;

•	noi.tv: bi-weekly editions were produced of the news programme, “Videonews,” containing monographic services and videos with selections of articles from the press;

•	Intranet: the development and launch of the platform for the company’s blog.

Integration activities and projects

•

The “us for them” community, launched in 2007 and inspired by the theme of voluntary social work, currently has 105 participants among associations and non-profit organizations. In April, 2009, three charity initiatives were conducted in the cities of Rome and Naples, linked to the Easter festivities.

Activities and projects aimed at involving employees

•

In the first months of the year, more than 30 medium-long term initiatives were launched to involve employees: 10,000 tickets, gadgets and invitations to the Vip Area were handed out in the face of more than 35,000 requests to participate;

•	Noi.shop: five new promotions were launched for Telecom Italia products and those of commercial products exclusively for employees, with more than 30,000 visitors a month;

•	Porta un amico in TIM (Bring a friend to TIM): 581 employees of the Group took part in the competition introducing 2004 new customers.

•	People caring

To help employees improve the balance between their working lives and free time, the existing agreements have been broadened and diversified (auto and motorbike, entertainment and culture, sport, financial institutions, health and wellbeing, travel and holidays, various) and other initiatives have been implemented (e-community, dedicated events, shows).

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The summer offer for children of employees was confirmed, including themed trips on how to do sports, on studying English and Spanish, in addition to traditional summer camps in tourist destinations.

The Time Saving Services for employees (agency services, laundry, shoe repairs) has continued successfully: inauguration in other offices will be evaluated.

In addition to the 9 “My nest” nurseries already present within company office centres, an agreement has been arranged with an outside organisation in Rome in response to the numerous requests from colleagues.

In the experimentation stage, in two company nurseries in Rome, a summer centre being held in August will welcome children up to 6 years of age.

In May, the Porte Aperte (Open Doors) initiative was implemented, aimed at employees’ children up to the age of 12, to allow them to get to know their parents’ workplace.

•	Health and Safety

In the course of the first six months of 2009, in all the Group’s companies in Italy, numerous activities have been continued or started from scratch, including:

•

Research on Wellbeing in the call centers: the analysis and evaluation has been carried out of the data that emerged following the second monitoring exercise carried out in the period, October/November, 2008. In addition, actions aimed at the correct application of the Company/Trades Union Organisations agreement have proceeded on the “Wellbeing in the call centers,” signed in May, 2008.

•

Updating the Risk Evaluation Document (RED): the Documents of Risk Evaluation have been drawn up and made official for the four Employers identified by the Board of Directors for Telecom Italia. The respective improvement programmes for the two-year period, 2009-2010, have also been approved.

•

Training: a process has been launched of spreading awareness of the supervisory role in the health and safety of the workers: training courses have been started for all Call Center operators on the risks to hearing linked to the use of headsets; the “Safety Guide” project has continued with the creation of a further 7 editions of the information/training course. During the first six months, the Service of Prevention and Protection has directly delivered 42,209 hours of training on matters of health and safety.

•

Site Sharing Project: in agreement with Vodafone, the common protocols have been completed for the management of the safety at work as far as the shared Radio Base Stations (RBS); a method of reciprocal warning of anomalies encountered in the RBS has been put in place, that contributes to reducing the risks for the health and safety of workers.

•

Health control procedures: the document describes the tasks and the responsibilities in the management of the process of protecting the health of workers exposed to specific risks, including the protocols for health checks to which employees must be subjected, depending on the activity undertaken. The process has been reviewed and updated to include health checks for risks connected to night work, to exposure to electromagnetic fields and to work on transmission systems with laser on fibre optics.

•

Earthquake in the L’Aquila area: workers called to work in the earthquake zone in support of local personnel were supplied with Personal Protection Equipment, and a procedure was drawn up and illustrated which describe the precautions to be adopted in works in buildings affected by the earthquake.

•

Risk assessment for insect stings: at the conclusion of the risk assessment regarding insect stings (wasps, bees and hornets), concerning all personnel who work outside, a procedure has been drawn up which describes the conduct that workers must adopt in the presence of these insects.

•	Industrial relations

In the months of January and February 2009, through successive in-depth meetings, the Company explained to the Trades Union Organisations the organisational reflections in the Strategic Plan, 2009-2011. In the context of the subsequent changes to the workforce, a mobility procedure was launched on May 25 under law 223/91 for 470 workers operating in the Directory Assistance sector (Service 12.54, Data Lists Assurance, Exchanges, International Work Services Centre, Territorial Support). On July 21, 2009, the Company renounced the option of mobility and stipulated, at the Ministry of Labour, a Solidarity Contract of a “defensive” nature with the Trades Union Organisations, under the legal regulations in force, regarding workers belonging to the above mentioned organisational area. The Solidarity Contract involves the reduction of working hours in order to avoid, wholly or in part, the reduction or the declaration of surplus personnel; for the workers involved, INPS is to provide for the partial integration of payments not received due to the reduction in working hours.

On February 5, 2009, specific agreements were signed with the National Secretaries of SLC-CGIL, FISTEL-CISL and UILCOM-UIL on the definition of the production units, necessary for the elections of the Unitary Union Representative Body (RSU) and the Health and Safety representatives, on work conditions for Union representatives, and on the Joint Health and Safety Committees.

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Following the earthquake that hit the territory of L’Aquila, making the company offices inoperable, on April 7, the Company and the Union signed the joint examination under article 5, paragraph 1, of the law 164/75, activating for a period of four weeks the Ordinary Temporary Unemployment Compensation for 62 workers. Furthermore, the company has provided instruments of further economic support, thereby enabling workers to manage the problems caused by the earthquake, assured of income and free from work activities.

On May 5, the agreement was signed with SLC-CGIL, FISTEL-CISL, UILCOM-UIL, the RSU National Coordination and UGL Telecommunications which defined the organisational macro-areas and the respective parameters of quality/productivity to be used in the assessment of the Performance-related Pay Award of Telecom Italia S.p.A. for the years, 2009-2011. This system allows the more direct correlation of the contributions of specific groups of workers to the business results with the respective amount of the share of variable salary.

On January 22, an understanding was reached with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the RSU of Matrix S.p.A. on the second level of negotiations, under which improved treatment was defined for workers, compared to that provided by the National Collective Agreement, on the main contractual provisions according to the guidelines already adopted in Telecom Italia.

Finally, with regard to Shared Service Center SRL, on March 17, 2009, an agreement integrating the National Collective Agreement was signed with SLC-CGIL, FISTEL-CISL and the RSU, and a one-off payment was defined for all workers, which covers the Performance-Related Pay Award of 2008. On May 21, furthermore, negotiations to define the Award for the years 2009-2011, were launched with the company’s RSU and the National Secretaries of the SLC-CGIL, FISTEL-CISL and the UILCOM-UIL.

In Telecom Italia Media, the main subject that concerned Industrial Relations in the course of the first six months of 2009 was the agreement, reached on February 2, 2009, with the journalists’ trades union with regard to the procedure of collective dismissal regarding 25 journalists, started in the month of September, 2008.

The agreement, reached through the institution of the solidarity contract, revokes the procedure of collective dismissal. It lasts two years, from March 1, 2009, to February 28, 2011, and provides for the reduction of working hours and pay by 16%. The reduction in pay will be compensated, to the amount of 50%, by a specific indemnity distributed by INPGI which also ensures the accreditation of the notional contributions.

The understanding has been signed by TI Media, assisted by the Union of Industries and Businesses of Rome and by the FIEG, and, for the unions, by the Editorial Committee of La7, the FNSI and the Rome and Lombardy Press Association.

In Tim Brasil, the latest collective union agreement – of two year’s duration – was stipulated in 2008, and remains valid until 2010; it is in line with the current economic, political and legal situation in Brazil. In November, 2009, only the financial clauses will be renegotiated.

In 2008, the reduction of the working week from 44 to 42 hours in 2009, and 40 hours a week in 2010, was agreed in negotiations. Finally, wages will be increased by 6% from July, 2009.

•	Stock Options

Stock options have been used within the Telecom Group in order to retain and offer long term incentives to members of management.

Telecom Italia

In the course of the first six months of 2009, the deadline passed for exercising options relative to:

•	the second lot of the stock option 2002 Plan;

•	the second lot of the stock option 2002 Top Plan;

•	the second lot of the stock option 2003-2005 Plan (ex TIM).

In addition, the exercising of options of existing Plans was suspended during the Shareholders’ Meeting from March 23, 2009 to April 17, 2009, in accordance with the relevant Regulations.

***

The essential elements of the stock option Plans of Telecom Italia and Telecom Italia Media are summarised in the Note “Telecom Italia Group’s stock option Plans”.

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Research and Development

Telecom Italia Group’s research and development activities are carried out by TILab, by the Operational and Business Units (Networks, Marketing, Information Technology, Security) and by the Group’s companies.

TILab oversees the Group’s technological innovation, scouting out new technologies, and the engineering operations of the services and network platforms, through a network of strategic partnerships with the main producers of telecommunications equipment and systems, and with research centres of excellence at the most highly qualified national and international academic institutions. In the first six months of 2009, 3 new collaborative projects were begun with as many universities covering research concerning new technologies, encryption algorithms, services concepts and new paradigms of communication.

Activities to enhance and generate competitive advantage for Telecom Italia Group have been pursued through a strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at the development of the company’s assets in patents rights; in this context, during 2009, 3 new applications for patents have been registered.

The principle activities carried out by TILab in the first six months of 2009 are given below:

•

the creation of services in the iPhone environment, in particular, access to information and multimedia content within the range of value added services (VAS). As part of this, version 2.0 of Virgilio was successfully launched, enhanced with maps and local content;

•

the start of experimentation with innovative fibre cabling solutions inside buildings (Fiber to the Home – FTTH). Its peculiar characteristic is that it can be used without creating impact on the existing infrastructure;

•

the start of engineering and deployment operations on 200 exchanges of the Kaleidos system for energy efficiency; the installations have begun for trials of management of energy efficiency at business customers;

•

the start, in partnership with the Miroglio group, of the first initiative at the national level of fidelity card based on SIM, with Near Field Communication (NFC) proximity technology which enables the use of the phone owner’s SIM as a Fidelity Card.

•

the development, in collaboration with Nokia Siemens Networks, of the first “intelligent” antennas able to improve the performance of High Speed Packet Access (HSPA) technology. This equipment makes it possible to optimise the mobile radio base stations, improving the quality of the service offered to customers and, at the same time, guaranteeing less energy consumption and a lowering of electromagnetic fields.

Notification is given, furthermore, that Telecom Italia has subscribed to the European Code of Conduct on Broadband, to the drawing up of which TILab actively contributed. With the stamp of the CoC, the Company undertakes to select new Broadband equipment in consideration of energy efficiency for the purpose of minimising the environmental impact and to contain the energy expenditure of customers. For further information in this regard, see the chapter, The Environment.

The research and development activities carried out by the Operational and Business Units of Telecom Italia have been directed towards developments carried out internally or sub-contracted to outside suppliers in order to create:

•

software products dedicated to systems for managing both the marketing offers and activities for customers (Business Support Systems) and the functioning of networks (Operational Support Systems), Security and other IT services;

•	testing and specific checks for tenders and network architecture studies.

The main activities have been:

•	the development of a new Customer Centric platform, “CRM Business,” for the commercial management of the customers SOHO, SME, Enterprise and Top;

•

the evolution of the digital platform in support of business and the implementation of new services for the Consumer, Business & Top customers. In particular, work has been aimed at supporting the following offers: Family offer; Friend & Family; MTV (main functions); IPTV; “Alice HOME” (naked); “Alice Total Security”; “Alice DATA KIT” (upselling fixed-mobile); “TIM Business Deal Made”; “Office On Hand”; “Alice Deal Made” on VoIP; “Alice Business” (naked).

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Alternative Performance Measures

In this Half-yearly Financial Report at June 30, 2009 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (annual report and quarterly reports) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment (reversals) losses on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this half-yearly report as well as an analysis of the major non-organic components for the first six month of 2009 and 2008.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. A schedule is presented in this half-yearly report that shows the statement of financial position amounts used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been added denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities. In fact, the volatility of interest rates and exchange rates that is a distinguishing feature of the financial markets starting from the fourth quarter of 2008, significantly impacted the fair value measurement of the derivative positions and the related financial assets and liabilities.

Beginning from this half-yearly report at June 30, 2009, the new net financial debt measure will be used consistently and also presented for the comparative data of previous periods.

Interim Management Report	73
Alternative Performance Measures

Net financial debt is calculated as follows:
+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Non-current assets held for sale
B)	Financial assets
C = (A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E = (C + D)	Adjusted net financial debt

Interim Management Report	74
Alternative Performance Measures

Contents

Half-yearly Condensed Consolidated Financial Statements at June 30, 2009

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	75

Consolidated Statements of Financial Position

Assets

(millions of euros)	note	6/30/2009	of which related parties	12/31/2008 Restated	of which related parties
NON-CURRENT ASSETS
Intangible assets
Goodwill	3)	44,077		43,891
Intangible assets with a finite useful life	4)	6,345		6,492
		50,422		50,383
Tangible assets	5)
Property, plant and equipment owned		13,951		14,252
Assets held under finance leases		1,358		1,410
		15,309		15,662
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	6)	472		496
Other investments	6)	59		57
Securities, financial receivables and other non-current financial assets	6)	1,394	86	2,663	255
Miscellaneous receivables and other non-current assets	6)	819	27	694	4
Deferred tax assets	6)	463		1,002
		3,207		4,912

TOTAL NON-CURRENT ASSETS (A)		68,938		70,957

CURRENT ASSETS
Inventories		383		379
Trade and miscellaneous receivables and other current assets	7)	8,284	414	8,101	386
Current income tax receivables		52		73
Investments		39		39
Securities other than investments		999	—	185	—
Financial receivables and other current financial assets		380	15	491	41
Cash and cash equivalents		7,068	2,027	5,416	1,197
Current Assets sub-total		17,205		14,684

Discontinued operations/Non-current assets held for sale	8)
of a financial nature		—		—
of a non-financial nature		—		9
		—		9

TOTAL CURRENT ASSETS (B)		17,205		14,693

TOTAL ASSETS (A+B)		86,143		85,650

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	76

Equity and liabilities

(millions of euros)	note	6/30/2009	of which related parties	12/31/2008 Restated	of which related parties
EQUITY	9)
Share Capital issued		10,674		10,674
Less: treasury shares		(89)		(83)
Share Capital		10,585		10,591
Paid-in capital		1,689		1,689
Other reserves and retained earnings (accumulated losses), including profit for the period		13,546		13,815
Equity attributable to owners of the Parent		25,820		26,095
Equity attributable to Minority Interest		801		730
TOTAL EQUITY (A)		26,621		26,825

NON-CURRENT LIABILITIES
Non-current financial liabilities	10)	37,090	482	36,527	855
Employee benefits	14)	1,204		1,212
Deferred tax liabilities		184		386
Provisions	15)	742		692
Miscellaneous payables and other non-current liabilities		1,243	25	1,539	26
TOTAL NON-CURRENT LIABILITIES (B)		40,463		40,356

CURRENT LIABILITIES
Current financial liabilities	10)	7,936	602	6,267	217
Trade and miscellaneous payables and other current liabilities	16)	9,954	393	10,942	452
Current income tax payables		1,169		1,260
Current liabilities sub-total		19,059		18,469

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		—		—
of a non-financial nature		—		—
		—		—

TOTAL CURRENT LIABILITIES (C)		19,059		18,469

TOTAL LIABILITIES (D=B+C)		59,522		58,825

TOTAL EQUITY AND LIABILITIES (A+D)		86,143		85,650

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	77

Separate Consolidated Income Statements

(millions of euros)	note	1st Half 2009	of which related parties	1st Half 2008 Restated	of which related parties
Revenues		13,953	469	14,809	520
Other income		138	2	158	6
Total operating revenues and other income		14,091		14,967

Acquisition of goods and services		(5,951)	(302)	(6,614)	(369)
Employee benefits expenses		(1,954)	(57)	(2,274)	(70)
Other operating expenses		(750)		(865)
Changes in inventories		(24)		17
Internally generated assets		258		271
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		5,670		5,502
of which net impact of non-recurring items	23)	(7)		(290)

Depreciation and amortisation		(2,927)		(2,952)
Gains (losses) on disposals of non-current assets		(15)		26
Impairment reversals (losses) on non-current assets		(48)		(1)
OPERATING PROFIT (EBIT)		2,680		2,575
of which net impact of non-recurring items	23)	(66)		(265)

Share of profits (losses) of associates and joint ventures accounted for using the equity method		33		37
Other income (expenses) from investments		(33)		2
Finance income	18)	1,525	39	1,512	31
Finance expenses	19)	(2,617)	(210)	(2,730)	(69)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		1,588		1,396
of which net impact of non-recurring items	23)	(63)		(264)

Income tax expenses		(647)		(163)
PROFIT FROM CONTINUING OPERATIONS		941		1,233

Profit (loss) from Discontinued operations/Non-current assets held for sale	8)	—		(148)
PROFIT FOR THE PERIOD		941		1,085
of which net impact of non-recurring items	23)	(48)		(194)
of which:
* Profit attributable to owners of the Parent		964		1,117
* Profit (loss) attributable to Minority Interest		(23)		(32)

(euros)	1st Half 2009	1st Half 2008 Restated
Basic and Diluted Earnings Per Share (EPS) (*)
Basic and Diluted EPS per:
• Ordinary Share	0,05	0,06
• Savings Share	0,06	0,07
Of which:
– From continuing operations
• Ordinary Share	0,05	0,07
• Savings Share	0,06	0,07
– From Discontinued operations/Non-current assets held for sale
• Ordinary Share	—	(0,01)
• Savings Share	—	—
(*) Basic EPS is equal to Diluted EPS.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	78

Consolidated Statements of Comprehensive Income

(millions of euros)			1st Half 2009	1st Half 2008 Restated
PROFIT FOR THE PERIOD	(A	)	941	1,085

Other components of the statement of comprehensive income:

Available-for-sale assets:
Profit (loss) from fair value adjustments			(12)	4
Loss (profit) transferred to the Separate Consolidated Income Statement			—	—
Income tax expense			8	—
	(B	)	(4)	4

Hedging instruments:
Profit (loss) from fair value adjustments			(786)	(363)
Loss (profit) transferred to the Separate Consolidated Income Statement			(71)	381
Income tax expense			240	(3)
	(C	)	(617)	15

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			571	140
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement			—	—
Income tax expense			—	—
	(D	)	571	140

Share of other profits (losses) of associates and joint ventures accounted for using the equity method
Profit (loss)			(14)	(17)
Loss (profit) transferred to the Separate Consolidated Income Statement			—	—
Income tax expense			—	—
	(E	)	(14)	(17)

Total	(F=B+C+D+E	)	(64)	142

TOTAL PROFIT (LOSS) FOR THE PERIOD	(A+F	)	877	1,227
Attributable to:
* Owners of the Parent			782	1,230
* Minority Interest			95	(3)

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	79

Consolidated Statements of Changes in Equity

Changes in equity for the first half of 2008 (Restated)

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit for the period	Total	Equity attributable to Minority Interest	Total equity
Balance at December 31, 2007	10,605	1,689	(12)	204	886	(52)	12,602	25,922	1,063	26,985
Change in accounting principles (IFRIC 13)							(4)	(4)		(4)
Adjusted balance at December 31, 2007	10,605	1,689	(12)	204	886	(52)	12,598	25,918	1,063	26,981

Changes in equity during the first half of 2008:
Dividends approved							(1,609)	(1,609)	(59)	(1,668)
Total comprehensive income for the period			4	15	111	(17)	1,117	1,230	(3)	1,227
Change in the scope of consolidation									(117)	(117)
Other changes							6	6	2	8
Balance at June 30, 2008	10,605	1,689	(8)	219	997	(69)	12,112	25,545	886	26,431

Changes in equity for the first half of 2009

	Equity attributable to owners of the Parent
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit for the period	Total	Equity attributable to Minority Interest	Total equity
Balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	13,211	26,126	730	26,856
Change in accounting principles (IFRIC 13)							(31)	(31)		(31)
Adjusted balance at December 31, 2008	10,591	1,689	(22)	441	255	(39)	13,180	26,095	730	26,825

Changes in equity during the first half of 2009:
Dividends approved							(1,029)	(1,029)	(24)	(1,053)
Total comprehensive income for the period			(4)	(617)	453	(14)	964	782	95	877
Grant of equity instruments							1	1		1
Treasury shares	(6)						(5)	(11)		(11)
Other changes							(18)	(18)		(18)
Balance at June 30, 2009	10,585	1,689	(26)	(176)	708	(53)	13,093	25,820	801	26,621

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	80

Consolidated Statements of Cash Flow

(millions of euros)	note	1st Half 2009	1st Half 2008 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		941	1,233
Adjustments for:
Depreciation and amortisation		2,927	2,952
Impairment losses (reversals) on non-current assets (including investments)		117	111
Net change in deferred tax assets and liabilities		584	(477)
Losses (gains) realized on disposals of non-current assets (including investments)		11	(26)
Share of losses (profits) of associates and joint ventures accounted for using the equity		(33)	(37)
Change in employee benefits		(26)	292
Change in inventories		(4)	(21)
Change in trade receivables and net amounts due from customers on construction contracts		(221)	56
Change in trade payables		(988)	(1,076)
Net change in miscellaneous receivables/payables and other assets/liabilities		(176)	614
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		3,132	3,621

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	4)	(868)	(1,432)
Purchase of tangible assets on an accrual basis	5)	(1,175)	(1,524)
Total purchase of intangible and tangible assets on an accrual basis (*)		(2,043)	(2,956)
Change in amounts due to fixed asset suppliers		(368)	3
Total purchase of intangible and tangible assets on a cash basis		(2,411)	(2,953)
Acquisition of other investments		(4)	—
Change in financial receivables and other financial assets		192	113
Proceeds from sale of subsidiaries, net of cash disposed of		(11)	—
Proceeds from sale/repayment of intangible, tangible and other non-current assets		52	60
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(2,182)	(2,780)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(1,173)	(226)
Proceeds from non-current financial liabilities (including current portion)		5,153	1,918
Repayments of non-current financial liabilities (including current portion)		(2,236)	(2,997)
Consideration paid for equity instruments		(11)	—
Dividends paid (*)		(1,050)	(1,664)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		683	(2,969)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)		—	(26)

AGGREGATE CASH FLOWS (E=A+B+C+D)		1,633	(2,154)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)		5,226	6,204

Net foreign exchange differences on net cash and cash equivalents (G)		71	7

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)		6,930	4,057
(*) OF WHICH RELATED PARTIES
(millions of euros)		1st Half 2009	1st Half 2008 Restated
Total acquisitions of intangible and tangible assets on an accrual basis		(13)	(173)
Dividends paid		(168)	(267)

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	81

ADDITIONAL CASH FLOWS INFORMATION:

(millions of euros)	1st Half 2009	1st Half 2008 Restated
Income taxes (paid) received	(286)	(84)
Interest expense paid	(1,917)	(2,006)
Interest income received	575	624
Dividends received	3	22

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euros)	1st Half 2009	1st Half 2008 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents - from continuing operations	5,416	6,449
Bank overdrafts repayable on demand - from continuing operations	(190)	(275)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	30
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—
	5,226	6,204

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents - from continuing operations	7,068	4,413
Bank overdrafts repayable on demand - from continuing operations	(138)	(360)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	20
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	(16)
	6,930	4,057

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	82

Note 1 – Form, content and other general information

•	Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications segment and, particularly, in the fixed and mobile national and international telecommunications segments, the television segment and the office products segment.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The half-year condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group are expressed, unless otherwise indicated, in millions of euros, which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in the Note “Accounting policies” in the consolidated financial statements at December 31, 2008, to which reference can be made.

The half-year condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group have been prepared on a going concern basis (for further details, please refer to the Note “Accounting Policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005).

In the first half of 2009, the Telecom Italia Group has not elected the early adoption of any IFRS.

The half-year condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2008 consolidated financial statements of the Telecom Italia Group.

For purposes of comparison, the consolidated statement of financial position at December 31, 2008 as well as the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the six months ended June 30, 2008 have been presented in accordance with IAS 1 revised (Presentation of Financial Statements) described below. Furthermore, following the retrospective application, starting from January 1, 2009, of IFRIC 13 (Customer Loyalty Programmes) the comparative data of the corresponding periods of the year 2008 have been appropriately restated.

The publication of the first-half condensed consolidated financial statements at June 30, 2009 of the Telecom Italia Group has been authorized by resolution of the board of directors’ meeting held on August 6, 2009.

•	Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1 revised, which came into effect on January 1, 2009. In particular:

•	the consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

•	the consolidated statement of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statement and all non-owner changes in equity;

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	83

•	the consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate consolidated income statement, the income and expenses relating to non-recurring transactions have been specifically identified and their relative effects on the principal intermediate result levels have been shown separately. Again in reference to the above Consob resolution, in the half-year condensed consolidated financial statements, the amounts of the balances or transactions with related parties have been shown separately.

•	Disclosure by operating segment

The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic, Brazil and European BroadBand) and according to the specific businesses for the other segments. However, the application of IFRS 8 has not required any changes in the disclosure by operating segment.

Furthermore, as a result of the application of IFRS 8, the term “operating segment” is considered synonymous with “Business Unit”; the operating segments of the Telecom Italia Group are the following:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale) as well as the relative support activities;

•	Brazil Business Unit: includes telecommunications operations in Brazil;

•	European BroadBand Business Unit: includes broadband services in Germany and the Netherlands;

•	Media Business Unit: includes television network operations and management;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems and office products;

•	Other operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

•	Scope of consolidation

The changes in the scope of consolidation at June 30, 2009 compared to December 31, 2008 are listed below:

a) Inclusions in the scope of consolidation:

Company		Business Unit	Month
H.R. Services S.r.l.	newly formed	Other Operations	June 2009

b) Exclusions from the scope of consolidation:

Company		Business Unit	Month
Thinx.sm Telehouse Internet Exchange S.r.l. (in liquidation)	liquidated	Domestic	June 2009
Telecom Media News S.p.A.	disposed of	Media	May 2009

Besides the above mentioned inclusions and exclusions, the changes in the scope of consolidation at June 30, 2009 compared to June 30, 2008, are listed below:

c) Inclusions in the scope of consolidation (*):

Company		Business Unit	Month
Purple Tulip B.V.	new acquisition	Other Operations	December 2008
Telecom Italia Sparkle Bulgaria EOOD	newly formed	Domestic	December 2008
Telecom Italia Sparkle Czech S.R.O.	newly formed	Domestic	September 2008
Telecom Italia Sparkle Est S.r.l.	newly formed	Domestic	November 2008
Telecom Italia Sparkle Hungary L.L.C.	newly formed	Domestic	September 2008
Telecom Italia Sparkle Slovakia S.R.O.	newly formed	Domestic	November 2008

(*)	During 2008, Telecom Italia Media transferred the business segment denominated Pay-per-View to a newly formed company named APTV S.r.l.. Later, on December 1, 2008, APTV S.r.l. was sold.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	84

d) Exclusions from the scope of consolidation (*):

Company		Business Unit	Month
Ascai Servizi S.r.l. (in liquidation)	liquidated	Other Operations	December 2008
Liberty Surf group	disposed of	European Broadband (**)	August 2008
Iridium Italia S.p.A. (in liquidation)	liquidated	Other operations	November 2008
Olivetti Argentina S.A.C.e.I. (in liquidation)	liquidated	Olivetti	August 2008
Olivetti de Puerto Rico Inc.	liquidated	Olivetti	August 2008

(*)	During 2008, Telecom Italia Media transferred the business segment denominated Pay-per-View to a newly formed company named APTV S.r.l.. Later, on December 1, 2008, APTV S.r.l. was sold.
(**)	Classified in “Non-current assets held for sale”.

e) Mergers:

Company		Business Unit	Month
Diaspron do Brasil S.A. (in liquidation) Multidata S.A. Eletronica Industria e Comercio (in liquidation)	merged in Telecom Italia Latam S.A. (ex-Olivetti do Brasil S.A.)	Other operations	October 2008

It should be noted that the Entel Bolivia group was excluded from the scope of consolidation starting from the second quarter of 2008 following the decree emanated by the Bolivian government for its nationalization.

A breakdown of the subsidiaries, associates and joint ventures of Telecom Italia at June 30, 2009 and December 31, 2008 is as follows:

	6/30/2009
	Italy	Abroad	Total
Companies:
subsidiaries consolidated line-by-line	33	69	102
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	17	4	21
Total companies	51	74	125

	12/31/2008
	Italy	Abroad	Total
Companies:
subsidiaries consolidated line-by-line	33	70	103
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	18	4	22
Total companies	52	75	127

For additional details, please refer to the Note “List of companies of the Telecom Italia Group”.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	85

Note 2 – Accounting policies

•	Going concern

The half-year condensed consolidated financial statements at June 30, 2009 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operating activities in the foreseeable future.

In particular, consideration has been given to the following factors which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed, referred to in the specific paragraph “Business outlook for the year 2009” in the Interim Management Report;

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the information on share capital under the Note “Equity”;

•	the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

•	Accounting policies and consolidation principles

The accounting policies and consolidation principles adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2009 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2008, to which reference can be made except for new standards and interpretations adopted by the Group beginning from January 1, 2009 (especially IFRIC 13 and IAS 1 revised), and described below, as well as changes required because of the nature of interim financial reporting.

Specifically, in the half-year condensed consolidated financial statements at June 30, 2009, the income taxes for the six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the income for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

•	Use of estimates

The preparation of the half-year condensed consolidated financial statements at June 30, 2009 and notes requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2008.

•	New Standards and Interpretations endorsed by the EU and in effect from January 1, 2009

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in effect from January 1, 2009 are reported below and briefly summarized.

IFRS 8 (Operating Segments)

On November 21, 2007, Commission Regulation (EC) 1358-2007 was published endorsing IFRS 8 (Operating Segments).

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments for which discrete financial information is available and whose operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance. Financial information is to be presented on the same basis as that used for internal reporting to the CODM.

IFRS 8 supersedes IAS 14 (Segment Reporting).

The adoption of this standard did not produce any changes in operating segment disclosure.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	86

IAS 23 (Borrowing Costs) amendments

On December 10, 2008, Commission Regulation (EC) 1260-2008 was published endorsing the amendments to IAS 23 (Borrowing Costs).

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred (benchmark treatment adopted by the Telecom Italia Group), rather than capitalizing them (alternative treatment). The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets.

The adoption of the standard did not have any effect on the half-year condensed consolidated financial statements at June 30, 2009.

IFRS 2 (Share-Based Payment) amendments

On December 16, 2008, Commission Regulation (EC) 1261-2008 was published endorsing the amendments to IFRS 2.

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted.

The adoption of the standard did not have any effect on the half-year condensed consolidated financial statements at June 30, 2009.

IFRIC 13 (Customer Loyalty Programmes)

On December 16, 2008, Commission Regulation (EC) 1262-2008 was published endorsing IFRIC 13. This interpretation addresses general accounting guidelines for customer loyalty programmes. Such interpretation is characterized by the following elements:

•

loyalty award credits granted to a customer are considered a separately identifiable element of the original sales transaction of the product or service itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the amount of sales proceeds allocated to the loyalty award credits is measured by reference to their fair value (that is, the amount for which the award credits could have been sold separately). The entity recognizes the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 13 was applied retrospectively in accordance with IAS 8. This resulted in a restatement of the amounts in the separate consolidated income statement and consolidated statement of cash flows in the first half of 2008 as well as the amounts in the consolidated statement of financial position at December 31, 2008. Only the Domestic operating segment was affected by IFRIC 13.

The adoption of this Interpretation resulted in: a reduction in Revenues mainly referring to the deferral of the component relative to the loyalty award credits granted; an increase in Acquisition of goods and services in relation to the awards made and a consequent reduction in the tax charge.

From the standpoint of the financial position, this Interpretation led to the recognition of higher Current liabilities mainly as a result of the deferral of Revenues, the recognition of Deferred tax assets and a consequent reduction in Equity.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	87

In detail:

	1st Half 2008
(millions of euros)	Historical	Impact IFRIC 13	Restated
Revenues	14,838	(29)	14,809
Acquisition of goods and services	(6,610)	(4)	(6,614)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	5,535	(33)	5,502
OPERATING PROFIT (EBIT)	2,608	(33)	2,575
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,429	(33)	1,396
Income tax expense	(173)	10	(163)
PROFIT FROM CONTINUING OPERATIONS	1,256	(23)	1,233
PROFIT FOR THE PERIOD	1,108	(23)	1,085
Attributable to:
* Owners of the Parent	1,140	(23)	1,117
* Minority Interest	(32)	—	(32)

	1/1/2008			12/31/2008
(millions of euros)	Historical	Impact IFRIC 13	Restated	Historical	Impact IFRIC 13	Restated
Deferred tax assets	247	3	250	987	15	1,002
TOTAL NON-CURRENT ASSETS	70,688	3	70,691	70,942	15	70,957
TOTAL ASSETS	87,425	3	87,428	85,635	15	85,650

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	13,628	(4)	13,624	13,846	(31)	13,815
Equity attributable to owners of the Parent	25,922	(4)	25,918	26,126	(31)	26,095
Equity attributable to Minority Interest	1,063	—	1,063	730	—	730
TOTAL EQUITY	26,985	(4)	26,981	26,856	(31)	26,825

Trade and miscellaneous payables and other current liabilities	12,380	7	12,387	10,896	46	10,942
TOTAL CURRENT LIABILITIES	19,162	7	19,169	18,423	46	18,469
TOTAL LIABILITIES	60,440	7	60,447	58,779	46	58,825
TOTAL EQUITY AND LIABILITIES	87,425	3	87,428	85,635	15	85,650

The adoption of this Interpretation had an effect on earnings per share in the first half of 2008 of less than 0.01 euros.

IAS 1 (Presentation of Financial Statements) amendments

On December 17, 2008, Commission Regulation (EC) 1274-2008 was published endorsing the amendments to IAS 1.

The main changes introduced provide for:

•	the presentation of all owner changes in equity in the statement of changes in equity;

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	88

•	the presentation of all non-owner changes in equity either:

•

in one statement of comprehensive income, which includes revenues, income, costs and expenses recognized directly in the income statement, the profit (loss) for the year, as well as the detail of income and expenses recognized directly in equity (these latter forming the “Other comprehensive income”); or

•

in two statements (adopted by Telecom Italia): a statement (separate income statement) displaying components of profit (loss) for the year and a second statement (statement of comprehensive income) beginning with profit (loss) for the year and displaying components of other comprehensive income.

IAS 32 (Financial Instruments: Presentation) and IAS 1 (Presentation of Financial Statements) amendments

On January 21, 2009, Commission Regulation (EC) 53-2009 was published endorsing some amendments to IAS 32 and IAS 1.

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity.

The amendments to IAS 1 require disclosure of specific information about those instruments.

The adoption of these amendments did not have any effect on the half-year condensed consolidated financial statements at June 30, 2009.

Improvements to IFRS (IASB year of issue: 2008)

On January 23, 2009, Commission Regulation (EC) 70-2009 was published endorsing some improvements to IFRS.

The improvements that are effective from January 1, 2009 are the following:

•

IAS 1 (Presentation of Financial Statements): assets and liabilities relating to derivative financial instruments that are not held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date;

•

IAS 16 (Property, Plant and Equipment): the amendment provides clarification on the classification and accounting treatment for an entity that, in the course of the ordinary activities, routinely sells items of property, plant and equipment that it has held for rental to others;

•

IAS 19 (Employee Benefits): the amendment clarifies the treatment for changes in employee benefits, defines recognition for cost and income relating to past service cost and revises the distinction between short-term and long-term employee benefits, and must be applied prospectively;

•

IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance): the amendment states that the benefit of a government loan at a below-market interest rate should be treated as a government grant, and must be applied prospectively;

•	IAS 23 (Borrowing Costs): the amendment revises the definition of borrowing costs;

•

IAS 28 (Investments in Associates): the amendment clarifies that where investments in associates are accounted for by the equity method, any impairment loss should not be allocated to specific assets (and, in particular, to any goodwill) included within the carrying amount of the investment in the associate, but, rather, to the investment as a whole. Accordingly, where there are conditions for a subsequent reversal, such impairment reversal is recognized in full;

•	IAS 36 (Impairment of Assets): this amendment requires additional disclosure if fair value less costs to sell is determined using discounted cash flow projections;

•

IAS 38 (Intangible Assets): the amendment states that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life;

•

IAS 39 (Financial Instruments: Recognition and Measurement): the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category”.

The adoption of “Improvements to IFRS (2008)” did not have any effect on the half-year condensed consolidated financial statements at June 30, 2009.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	89

IFRIC 16 (Hedges of a Net Investment in a Foreign Operation)

On June 4, 2009, Commission Regulation (EC) 460-2009 was published endorsing IFRIC 16.

This interpretation eliminates the possibility of applying hedge accounting for the exposure arising from a difference between the functional currency of a foreign operation and the presentation currency of the parent entity’s consolidated financial statements. The interpretation also clarifies that the hedging instrument in the hedge of a net investment in a foreign operation can be held by any entity within the group.

The adoption of the standard did not have any effect on the half-year condensed consolidated financial statements at June 30, 2009.

•	New Standards and Interpretations endorsed by the EU but not yet in effect

Improvements to IFRS (IASB year of issue: 2008)

On January 23, 2009, Commission Regulation (EC) 70-2009 was published endorsing some amendments to IFRS, among which are those relating to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations). This amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

The amended IFRS 5 is effective from January 1, 2010.

The adoption of these improvements is not expected to have any effect on the consolidated financial statements of the Group.

IFRS 3R (Business Combinations) and IAS 27R (Consolidated and Separate Financial Statements)

On June 3, 2009, Commission Regulations (EC) 494-2009 and 495-2009 were published endorsing the revised versions of IFRS 3R and IAS 27R.

IFRS 3R introduces some amendments to the accounting treatment of business combinations which will have an effect on the amount of recognized goodwill, on the profit for the period in which the acquisition takes place and on the profit of subsequent periods.

IAS 27R provides that a change in the share of ownership of a parent entity in a subsidiary which does not result in loss of control must be recognized as an equity transaction, clarifies the accounting treatment in the case of loss of control in a subsidiary and states that losses attributable to the non-controlling interests should be allocated to the equity of the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

The amendments to these standards must be applied prospectively beginning from January 1, 2010 and therefore will produce effects on future acquisitions, disposals and transactions with non-controlling interests. However early adoption in 2009 is allowed.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	90

Note 3 – Goodwill

Goodwill increased compared to December 31, 2008 by 186 million euros and the breakdown by operating segment is as follows:

(millions of euros)	12/31/2008	Exchange differences	6/30/2009
Domestic	41,953		41,953
Brazil	1,038	186	1,224
European BroadBand	672		672
Media	228		228
Total	43,891	186	44,077

Goodwill in accordance with IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. The Group carried out the impairment test on an annual basis at December 31, 2008. However, since the carrying amount of the Group’s equity at June 30, 2009 is higher than its stock market capitalization and this constitutes an external factor indicating an impairment presumption pursuant to IAS 36, paragraph 12, the Group repeated the impairment test at June 30, 2009. For the purposes of this impairment test, goodwill was allocated to the cash-generating unit (CGU) or groups of CGU according to the maximum aggregation limit which cannot exceed the operating segment in accordance with IFRS 8. Since the Group has adopted a new customer centric organization in the Domestic segment, replacing the previous organization based on the distinction by fixed and mobile technology, goodwill of the CGUs or groups of CGUs which form the Domestic segment was reallocated on the basis of the relative values of the new CGUs or groups of CGUs at January 1, 2009 under IAS 36, paragraph 87. The allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes. The business units (or groups of units) to which goodwill was allocated are as follows:

Segment	Business units (or groups of units)
Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil
European BroadBand	HanseNet
BBNed
Media	Telecom Italia Media

The value used to determine the recoverable amount of the units (or groups of units) to which goodwill was allocated is the value in use, with the exception of Telecom Italia Media, for which the stock market capitalization at June 30, 2009 was used as the fair value of the entity.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	91

The most representative basic assumptions for the calculation of the value in use of each group of units are presented in the following table:

Core Domestic	International Wholesale	Brazil	HanseNet
EBITDA margin (EBITDA/sales) during the period of the plan	EBITDA margin (EBITDA/sales) during the period of the plan	Growth rate of sales during the explicit forecast period (2009-2011)	EBITDA margin (EBITDA/sales) current

Investments to maintain profit capability (in proportion to sales)	Costs of network user rights (IRUs) and related amortization	EBITDA margin (EBITDA/sales) during the period of the plan BRL/euro exchange rate	Operating marginality Investments to maintain profit capability (in proportion to sales)

Cost of capital Long-term growth rate	Cost of capital Long-term growth rate	Cost of capital Long-term growth rate	Cost of capital Long-term growth rate

The estimate of the recoverable amount is based upon the data in the three-year plan, adjusted in order to consider, where necessary – the variations between the actual first-half 2009 data and the 2009 budget data (always in reference to the first half). The plan data extends for two and a half years (up to December 31, 2011), the estimated flows beyond 2011 have been capitalized in perpetuity.

With regard to HanseNet, so as not to consider the net present value of future investments in the impairment test (IAS 36, paragraphs 44 and 49), reference was only made to the normalized flow of estimated results for the next twelve months (second half 2009 + first half 2010) for considering the investments to maintain profit capability under the assumption of zero growth (the maintaining of the economic benefits that are expected to derive from the CGU in its current condition), capitalized in perpetuity.

The nominal growth rates used to estimate the end amount are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil	HanseNet
-0.5%	-0.5%	+3.4%	+0%

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia stock (as can be seen from the reports published after the announcement of the Group’s first-quarter 2009 results).

The cost of capital was estimated by considering the following:

a)	the criteria for the estimate of the cost of capital which was applied is CAPM - Capital Asset Pricing Model (the same criteria used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)	the Beta coefficient for operating segments was obtained by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure;

c)	in the case of HanseNet, the Beta coefficient was calculated on the basis of Beta coefficients of comparable listed companies in Europe, adjusted to take into account the financial structure;

d)	in the case of International Wholesale, a full equity structure was considered since it is representative of the normal financial structure of the business;

e)	for the principal operating segments in which the group operates, for comparison purposes, reference was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the announcement of the Group’s first-quarter 2009 results. Since a direct correlation exists between the cost of capital used by the analysts and the long-term growth rate (g) projected for the purposes of estimating the end amount, a comparison was also made in terms of capitalization rates (WACC–g).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	92

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax - g) were estimated for each business unit (the Brazilian values refer to flows in Reais) as follows:

	Core Domestic	International Wholesale	Brazil	HanseNet
WACC post tax	7.5%	9.3%	12.7%	7.7%
WACC post tax – g	8.0%	9.8%	9.3%	7.7%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in Brazilian reais for Brazil).

A sensitivity analysis of the results compared to the weighted average cost of capital was also carried out for the individual cash-generating units for which the value in use was estimated. The value in use remains higher than the carrying amounts so there is no impairment, even assuming an increase in the weighted average cost of capital of 70 basis points (hundredths of a percentage point), except for the HanseNet CGU. In the case of the HanseNet CGU, the value in use (32 million euros higher than the carrying amount) would be in line with the carrying amount in the financial statements, with an increase in the cost of capital of 17 basis points. This is also due to the effect of the criteria used to estimate the flows for the value in use which, in accordance with IAS 36, paragraph 44, may not consider the estimated benefits of possible investments for expansion, but only the flows necessary to maintain the level of economic benefits which are expected to derive from the CGU in its current condition.

Since the domestic Central Functions became part of the Core Domestic CGU after the reorganization of the core Domestic segment, it was not necessary to carry out a second level impairment test on that segment. Instead, a second level impairment test was made by considering the recoverable amount at the level of the entire Group in order to include the Central Functions and the Business Units of the Group without any goodwill allocation (Olivetti and Other Operations). The total recoverable amount of all the Business Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments. No impairment losses resulted at this level of testing either.

Note 4 – Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased by 147 million euros compared to December 31, 2008. Details on the composition and movements during the period are as follows:

(millions of euros)	12/31/2008	Additions	Amortization	Impairment losses / reversals	Disposals	Exchange differences	Other changes	6/30/2009
Industrial patents and intellectual property rights	2,620	383	(840)			69	310	2,542
Concessions, licenses, trademarks and similar rights	3,088	58	(168)		(1)	135		3,112
Other intangible assets	290	155	(169)			7		283
Work in progress and advance payments	494	272		(48)	(1)	3	(312)	408
Total	6,492	868	(1,177)	(48)	(2)	214	(2)	6,345

Additions made during the first half of 2009 include 140 million euros of internally generated assets (171 million euros in the first half of 2008).

Industrial patents and intellectual property rights at June 30, 2009 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit, estimated in three years). They mainly refer to Telecom Italia S.p.A. (1,973 million euros) and the Brazil Business Unit (442 million euros).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	93

Concessions, licenses, trademarks and similar rights at June 30, 2009 mainly refer to:

•	the unamortized cost of UMTS and GSM licenses (1,687 million euros for Telecom Italia S.p.A. and 861 million euros for the Brazil Business Unit);

•	unamortized cost of the license for the WiMax service of Telecom Italia S.p.A. for 13 million euros (14 million euros of additions for the acquisition in 2008);

•	Indefeasible Rights of Use-IRU (202 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•	TV frequencies of the Media Business (134 million euros);

•	costs incurred by the European Broadband companies for Local Loop Unbundling (186 million euros).

Other intangible assets at June 30, 2009 include:

•

195 million euros for the capitalization of subscriber acquisition costs amortized over the minimum contract period (12 or 24 months) and referring to some sales campaigns of Telecom Italia S.p.A. (134 million euros), the Tim Brasil group (45 million euros) and European Broadband (16 million euros);

•

72 million euros for the unamortized amount attributed to the customer relationship (64 million euros, amortized over 5.4 years) and the audience agreement (8 million euros, amortized over 5 years) of the internet activities in Germany.

Work in progress and advance payments at June 30, 2009 have been written down by 48 million euros: in light of the new organization of the Domestic Business Unit structure and the continuance of fixed-mobile convergence, at this time the credit management platform developed for the fixed consumer clientele is no longer considered usable.

Note 5 – Tangible assets (owned and under finance leases)

•	Property, plant and equipment owned

Property, plant and equipment owned decreased by 301 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

(millions of euros)	12/31/2008	Additions	Depreciation	Disposals	Exchange differences	Other changes	6/30/2009
Land	123					3	126
Buildings (civil and industrial)	493	1	(22)	(2)	4	32	506
Plant and equipment	12,037	803	(1,459)	(3)	200	84	11,662
Manufacturing and distribution equipment	38	4	(10)			1	33
Ships	33		(4)			1	30
Other	857	56	(192)	(6)	37	77	829
Construction in progress and advance payments	671	287		(21)	13	(185)	765
Total	14,252	1,151	(1,687)	(32)	254	13	13,951

Additions in the first half of 2009 include 118 million euros of internally generated assets (100 million euros in the first half of 2008).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	94

•	Assets held under finance leases

Assets held under finance leases decreased by 52 million euros compared to December 31, 2008. Details on the composition and movements during the year are as follows:

(millions of euros)	12/31/2008	Additions	Depreciation	Other changes	6/30/2009
Buildings (civil and industrial)	1,302	10	(54)	19	1,277
Plant and equipment	37		(1)		36
Aircraft	3		(2)		1
Other	16		(6)	(1)	9
Construction in progress and advance payments	52	14		(31)	35
Total	1,410	24	(63)	(13)	1,358

Note 6 – Other non-current assets

Other non-current assets decreased by 1,705 million euros compared to December 31, 2008 and include:

(millions of euros)	6/30/2009	12/31/2008
Investments accounted for using the equity method:
Associates	403	435
Joint ventures	69	61
	472	496

Other investments	59	57
Securities, financial receivables and other non-current financial assets:
Securities other than investments	16	15
Financial receivables and other non-current financial assets	1,378	2,648
	1,394	2,663

Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	298	170
Medium/long-term prepaid expenses	521	524
	819	694

Deferred tax assets	463	1,002
Total	3,207	4,912

Investments in associates accounted for using the equity method decreased due to the reclassification of the Italtel Group (39 million euros) to other investments since the shareholders’ agreements ended at the close of 2008 and were not renewed; it includes the investments in ETECSA (338 million euros), Tiglio I (39 million euros), Teleleasing (17 million euros) and other minor companies (9 million euros), including the remaining interest held in Telecom Media News S.p.A. after the sale of a 60% stake in the company.

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A. and Consorzio Tema Mobility in which 50% stakes are held.

Other investments include the investments in Fin.Priv. (17 million euros), Sia-SSB (11 million euros) and other minor investments (31 million euros).

The 19.37% investment in Italtel Group, reclassified from investments in associates and recorded at cost, was written off on the basis of a valuation backed by a specific report on its estimated value, conducted by an independent appraiser.

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	95

Financial receivables and other non-current financial assets are composed as follows:

(millions of euros)	6/30/2009	12/31/2008
Financial receivables for lessors’ net investments	235	257
Loans to employees	55	59
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	1,067	2,310
Other financial receivables	21	22
Total	1,378	2,648

The total amount (non-current and current portion) of these receivables is as follows:

(millions of euros)	6/30/2009	12/31/2008
Non-current portion	235	257
Current portion	131	143
Total	366	400

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-mark component.

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to 819 million euros (694 million euros at December 31, 2008).

They include, among others:

•	the fair value of the two call options on 50% of Sofora Telecomunicaciones S.A. share capital for 75 million euros (70 million euros at December 31, 2008);

•	medium/long-term prepaid expenses relating to the deferral of costs of 521 million euros (524 million euros at December 31, 2008) in connection with the recognition of revenues.

Note 7 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets increased by 183 million euros compared to December 31, 2008 and are composed of the following:

(millions of euros)	6/30/2009	12/31/2008
Amounts due on construction contracts	28	26
Trade receivables:
Receivables from customers	4,954	4,780
Receivables from other telecommunications operators	1,740	1,693
	6,694	6,473
Miscellaneous receivables and other current assets:
Other receivables	984	1,198
Trade and miscellaneous prepaid expenses	578	404
	1,562	1,602
Total	8,284	8,101

Trade receivables amount to 6,694 million euros (6,473 million euros at December 31, 2008), and are net of the provision for bad debts of 845 million euros (828 million euros at December 31, 2008).

Trade receivables specifically refer to the Parent, Telecom Italia, (5,037 million euros) and the Brazil Business Unit (894 million euros).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	96

Other receivables amount to 984 million euros (1,198 million euros at December 31, 2008), and are net of a provision for bad debts of 59 million euros (60 million euros at December 31, 2008). Details are as follows:

(millions of euros)	6/30/2009	12/31/2008
Advances to suppliers	79	99
Receivables from employees	29	27
Tax receivables	247	239
Receivables from factoring companies	324	357
Sundry receivables	305	476
Total	984	1,198

The reduction in sundry receivables is basically due to the collection of a receivable from the Tax Authorities (100 million euros) for legal interest earned up to the date of the reimbursement of the principal portion of the TLC operating fee for the year 1999.

Note 8 – Discontinued operations/non-current assets held for sale

At June 30, 2009, the line item shows a zero balance since the investments held in the companies Luna Rossa Challenge 2007, Luna Rossa Trademark and Mia Economia were sold during the first quarter of 2009.

The net gains on the disposal amount to 3 million euros and are recognized in the income statement in “Other income from investments”.

In the first half of 2008, Non-current assets held for sale had included Liberty Surf group (operating in the Broadband segment in France), the disposal of which was finalized on August 26, 2008.

The following movements took place from January 1, 2008 to June 30, 2009:

(millions of euros)	1/1/2008	Reclassifications	Disposals	12/31/2008	Disposals		6/30/2009
Liberty Surf	—	249	(249)				—
Luna Rossa Challenge 2007	—	9		9	(9)		—
Luna Rossa Trademark		°°		°°	(°°	)	—
Mia Economia		°°		°°	(°°	)	—
Total	—	258	(249)	9	(9)		—

The income statement and the statement of cash flows relating to “Discontinued operations/Non-current assets held for sale” in the first half of 2008 only referred to Liberty Surf group.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	97

Note 9 – Equity

Equity includes:

(millions of euros)	6/30/2009	12/31/2008
Equity attributable to owners of the Parent	25,820	26,095
Equity attributable to Minority Interest	801	730
Total	26,621	26,825

The following refers to the composition of the Equity attributable to owners of the Parent:

(millions of euros)	6/30/2009	12/31/2008
Share capital	10,585	10,591
Paid-in capital	1,689	1,689
Reserve for available-for-sale financial assets	(26)	(22)
Reserve for cash flow hedges	(176)	441
Reserve for exchange differences on translating foreign operations	708	255
Other gains (losses) of associates and joint ventures accounted for using the equity method	(53)	(39)
Other reserves and retained earnings (accumulated losses), including profit for the period	13,093	13,180
Total	25,820	26,095

The movements in Share capital during the first half of 2009 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2008 and June 30, 2009

(number of shares of par value 0.55 euros)			At 12/31/2008	Purchase of treasury shares	At 6/30/2009	% of share capital
Ordinary shares issued	(A	)	13,380,795,473		13,380,795,473	68.95
less: treasury shares	(B	)	(150,816,387)	(11,400,000)	(162,216,387)
Ordinary shares outstanding	(C	)	13,229,979,086	(11,400,000)	13,218,579,086

Savings shares issued and outstanding	(D	)	6,026,120,661		6,026,120,661	31.05

Total Telecom Italia S.p.A. shares issued	(A+D	)	19,406,916,134		19,406,916,134	100
Total Telecom Italia S.p.A. shares outstanding	(C+D	)	19,256,099,747	(11,400,000)	19,244,699,747

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	98

Reconciliation between the value of shares outstanding at December 31, 2008 and June 30, 2009

(millions of euros)			Share capital at 12/31/2008	Change in share capital as a result of treasury share buybacks	Share capital at 6/30/2009
Ordinary shares issued	(A	)	7,360		7,360
less: treasury shares	(B	)	(83)	(6)	(89)
Ordinary shares outstanding	(C	)	7,277	(6)	7,271

Savings shares issued and outstanding	(D	)	3,314		3,314

Total Telecom Italia S.p.A. share capital issued	(A+D	)	10,674		10,674
Total Telecom Italia S.p.A. share capital outstanding	(C+D	)	10,591	(6)	10,585

The total amount of ordinary treasury shares held at June 30, 2009, 508 million euros, was recorded for the part relating to the par value (89 million euros) as a deduction from share capital issued and, for the remaining amount, as a deduction from Other reserves.

The Reserve for available-for-sale financial assets has a negative balance of 26 million euros at June 30, 2009 which decreased by 4 million euros compared to December 31, 2008. It includes unrealized losses relating to the investment in Assicurazioni Generali (-2 million euros) and unrealized gains relating to the investment in Fin.Priv. (2 million euros) by the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-22 million euros) and the negative fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (-4 million euros). This reserve is expressed net of deferred tax assets of 2 million euros (at December 31, 2008, it was expressed net of deferred tax liabilities of 6 million euros).

The Reserve for cash flow hedges has a negative balance of 176 million euros at June 30, 2009 which decreased by 617 million euros compared to December 31, 2008. This reserve is expressed net of deferred tax assets of 60 million euros (at December 31, 2008, it was expressed net of deferred tax liabilities of 180 million euros). In particular, this reserve includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements.

Reserve for exchange differences on translating foreign operations show a positive balance of 708 million euros at June 30, 2009 which increased by 453 million euros compared to December 31, 2008. These mainly refer to exchange differences in euros on the translation of the financial statements of the Brazil Business Unit.

Other gains (losses) of associates and joint ventures accounted for using the equity method show a negative balance of 53 million euros at June 30, 2009 which decreased by 14 million euros compared to December 31, 2008. They mainly refer to exchange differences on translating to euros the Telecom Italia Group’s share of the equity of the investments in ETECSA Cuba and Sofora Telecomunicaciones.

Other reserves and retained earnings (accumulated losses), including profit for the period amount to 13,093 million euros and decreased by 87 million euros compared to December 31, 2008. The change is mainly due to the sum of the following:

•	dividends approved for 1,029 million euros (1,609 million euros in 2008);

•	profit for the year attributable to owners of the Parent, equal to a 964 million euros (1,117 million euros in the first half of 2008).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	99

Equity attributable to Minority Interest, equal to 801 million euros, increased by 71 million euros compared to December 31, 2008 and is represented by the sum of:

•	dividends approved (24 million euros);

•	loss for the period attributable to Minority Interest for 23 million euros (loss for 32 million euros in the first half of 2008);

•	the positive change in “Exchange differences on translating foreign operations” (118 million euros).

The line item consists principally of the equity attributable to the Minority Interest of the companies of the Brazil Business Unit and the Media Business Unit.

•	Future potential changes in share capital

The following table shows the future potential changes in share capital by reason of the conversion of bonds and the exercise of options in the stock option plans still outstanding at June 30, 2009:

	Number of maximum shares issuable	Par value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional increases approved (ord. sh.)
Bonds “Telecom Italia 1.5% 2001-2010”	228,626,142	125,744	359,092
Stock Option Plan 2002 Top	7,261,915	3,994	16,253	2,788052
Stock Option Plan 2002	18,113,737	9,963	42,958
of which grants March 2002	17,889,280	9,840	42,541	2,928015
grants August-2002	224,457	123	417	2,409061
Stock Option Plans 2003-2005 – ex-TIM	1,212,557	667	2,887	2,930636
Total additional increases approved (ord. sh.)	255,214,351	140,368	421,190
Additional increases not yet approved (ord. sh.)	1,600,000,000	880,000

Additional details on the stock option plans are disclosed in the Note “Stock option and performance share granting plans of the Telecom Italia Group”.

With regard to the additional increases not yet approved, the shareholders’ meeting held on April 8, 2009 granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning April 8, 2009, to increase against payment, at one or more times, share capital for a maximum total amount of 880,000,000 euros, through the issue, with or without paid-in capital, of a maximum of 1,600,000,000 ordinary shares of par value 0.55 euros each:

(i)	to be offered as option rights to those entitled in whole or in part,

(ii)	to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall establish the subscription price (including any paid-in-capital) and shall fix a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	100

•	Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors of Telecom Italia S.p.A. has the right to issue, at one or more times and for five years, starting April 8, 2009, bonds convertible into ordinary shares, to be offered as option rights to those entitled, for a maximum nominal amount of 1,000,000,000 euros.

At December 31, 2008, Telecom Italia S.p.A. held 26,272,014 treasury shares, of which 25,000,000 were purchased to service the plan for granting free Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries (“Performance Share Granting Plan”), as part of the first tranche of the treasury share buyback program announced on August 8, 2008.

Between March 17 and March 31, 2009, Telecom Italia S.p.A. purchased 11,400,000 ordinary shares to service the stock option reserved for Executive Officers of Telecom Italia S.p.A. (“Stock Option Plan Top 2008”), as part of the second tranche of the treasury share buyback program announced on August 8, 2008.

The Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008, in fact, had also passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase of Telecom Italia S.p.A. ordinary shares, at one or more times and at any date, for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, was in relation to the implementation, approved by the board of directors in its meeting held on April 15, 2008, of the stock option plan reserved for the Executive Officers of Telecom Italia S.p.A. approved by the same ordinary shareholders’ meeting held on April 14, 2008.

As decided by the board of directors in its meeting of August 8, 2008, the unit price for the purchases was between a minimum and a maximum corresponding to the weighted average official stock prices of ordinary shares registered by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively increased or decreased by 10%. The purchase of treasury shares in any case took place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase was carried out. The purchases were made on regulated markets, according to the manner allowed by the regulations and laws in force.

As a result of these purchases, the authorization for the buyback of treasury shares approved by the shareholders’ meeting held on April 14, 2008 was used and the treasury share buyback Program announced on August 8, 2008 ended.

On June 30, 2009, the Telecom Italia Group holds 162,216,387 treasury shares, of which 37,672,014 are held through the Parent, Telecom Italia, and 124,544,373 through Telecom Italia Finance.

With regard to these latter shares, dividends equal to 5 million euros, relating to 99,936,853 ordinary shares deposited at Lehman Brothers International (Europe) in administration (“LBIE”), is yet to be collected and is recorded as a receivable from LBIE.

When the Lehman Brothers bankruptcy was announced, the Telecom Italia S.p.A. shares had been deposited at LBIE under a custody contract. Owing to the complexity of the liquidation procedures these shares are still held under custody and the relative dividends were collected by LBIE.

Actions to obtain the restitution of the shares and the receipt of the relative dividends are in progress but the time involved cannot currently be quantified.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	101

Note 10 – Financial liabilities (current and non-current)

(millions of euros)		6/30/2009	12/31/2008
Financial payables (medium/long-term):
Bonds		27,189	25,139
Convertible bonds		—	541
		27,189	25,680
Amounts due to banks		5,139	5,803
Other financial payables		432	453
		32,760	31,936
Finance lease liabilities (medium/long-term)		1,637	1,713
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,689	2,877
Deferred income		4	1
		2,693	2,878
TOTAL NON-CURRENT FINANCIAL LIABILITIES	(A)	37,090	36,527
Financial payables (short-term):
Bonds		4,179	4,490
Convertible bonds		561	7
		4,740	4,497
Amounts due to banks		2,101	883
Other financial payables		386	346
		7,227	5,726
Finance lease liabilities (short-term)		276	274
Other financial liabilities (short-term)
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		360	236
Non-hedging derivatives		72	25
Deferred income		1	6
		433	267
TOTAL CURRENT FINANCIAL LIABILITIES	(B)	7,936	6,267
TOTAL FINANCIAL LIABILITIES	(C) = (A+B)	45,026	42,794

Bonds are composed as follows:

(millions of euros)		6/30/2009	12/31/2008
Non-current portion		27,189	25,139
Current portion		4,179	4,490
Total carrying amount		31,368	29,629
Fair value adjustment and measurement at amortized cost		(649)	(1,383)
Total nominal repayment amount		30,719	28,246

The nominal repayment amount totals 30,719 million euros and increased by 2,473 million euros compared to December 31, 2008 (28,246 million euros), mainly due to the balance between repayments and new issues during the first half of 2009 by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. and the difference in the USD /euro exchange rate.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	102

The following table lists the bonds issued to third parties by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and at market value:

Currency	Amount (millions of euros)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 6/30/09 (%)	Market value at 6/30/09 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	796	796	3-month Euribor + 0.20%	6/7/07	6/7/10	99.915	99.259	790
Euro	750	750	4.500%	1/29/04	1/28/11	99.560	102.252	767
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952	105.402	1,318
Euro	1,000	1,000	3-month Euribor + 0.53%	12/6/05	12/6/12	100	92.630	926
Euro	650	650	6.750%	3/19/09	3/21/13	99.574	106.547	693
Euro	500	500	3-month Euribor + 0.63%	7/19/07	7/19/13	100	92.965	465
Euro	500	500	7.875%	1/22/09	1/22/14	99.728	111.805	559
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	99.910	672
Euro	120	120	3-month Euribor + 0.66%	11/23/04	11/23/15	100	88.235	106
GBP	500	587	5.625%	6/29/05	12/29/15	99.878	93.544	549
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	112.982	960
Euro	400	400	3-month Euribor + 0.79%	6/7/07	6/7/16	100	87.244	349
GBP	750	880	7.375%	5/26/09	12/15/17	99.608	100.288	883
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	94.534	1,182
GBP	850	998	6.375%	6/24/04	6/24/19	98.850	93.720	935
Euro	358	358	6-month Euribor (base 365)	1/1/02	1/1/22	100	100	358
GBP	400	469	5.875%	5/19/06	5/19/23	99.622	86.043	404
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	70.177	470
Subtotal		12,701						12,386
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,849	1,849	(b) 6.575%	7/30/99	7/30/09	(*)98.649	100.282	1,854
Euro	119	119	3-month Euribor + 1.30%	6/12/08	6/14/10	100	100.012	119
Euro	2,000	2,000	(a) 7.500%	4/20/01	4/20/11	99.214	106.988	2,140
Euro	1,000	1,000	7.250%	4/24/02	4/24/12	(*)101.651	107.601	1,076
Euro	850	850	6.875%	1/24/03	1/24/13	99.332	106.865	908
JPY	20,000	148	3.550%	4/22/02	5/14/32	99.250	64.039	95
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*)109.646	102.682	1,042
Subtotal		6,981						7,234
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,250	884	4.000%	10/6/04	1/15/10	99.732	100.419	888
USD	700	495	4.875%	9/28/05	10/1/10	99.898	101.105	501
USD	400	283	3-month US Libor + 0.48%	9/28/05	2/1/11	100	100.375	284
USD	850	601	3-month US Libor + 0.61%	7/18/06	7/18/11	100	95.998	577
USD	750	531	6.200%	7/18/06	7/18/11	99.826	103.582	550
USD	2,000	1,415	5.250%	10/29/03	11/15/13	99.742	99.138	1,403
USD	1,000	707.5	6.175%	6/18/09	6/18/14	100	101.399	717
USD	1,250	884	4.950%	10/6/04	9/30/14	99.651	96.188	851
USD	1,400	991	5.250%	9/28/05	10/1/15	99.370	95.698	948
USD	1,000	707.5	6.999%	6/4/08	6/4/18	100	101.881	721
USD	1,000	707.5	7.175%	6/18/09	6/18/19	100	101.833	720
USD	1,000	707.5	6.375%	10/29/03	11/15/33	99.558	88.479	626
USD	1,000	707.5	6.000%	10/6/04	9/30/34	99.081	85.450	605
USD	1,000	707.5	7.200%	7/18/06	7/18/36	99.440	97.681	691
USD	1,000	707.5	7.721%	6/4/08	6/4/38	100	103.442	732
Subtotal		11,037						10,814
Total		30,719						30,434

Note (a), (b): see the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating”.

(*)	Weighted average issue price for bonds issued with more than one tranche.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	103

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

The following table lists the bonds partly bought back during the year by the Telecom Italia Group:

BUYBACKS	Currency	Amount (millions)
Telecom Italia Finance S.A., 1,849(*) million euros 6.575% maturing 2009	Euro	253.77
Telecom Italia Finance S.A., 119.38 million euros Floating Rates Notes maturing 2010	Euro	20.00
Telecom Italia S.p.A., 796 million euros Floating Rates Notes maturing 2010	Euro	53.75

(*)	Net of 107 million euros repurchased by the company during 2008.

The following table lists the bonds repaid during the year by the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount:

Currency	Amount (millions of euros)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.:
Euro	(*)1,450	1,450	5.150%	2/9/99	2/9/09	99.633
Bonds issued by Telecom Italia S.p.A.:
Euro	110	110	3-month Euribor + 0.60%	4/8/04	3/30/09	100

(*)	Net of 50 million euros repurchased by the company during 2008.

•	Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating

(a) TI Finance S.A. bonds-“Euro Notes”: 2,000 million euros, 7.50% interest, maturing April 2011

These securities carry protection for investors which would be triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and Standard&Poor’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

Nevertheless, the relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, in 2008, the coupon was further increased by 0.25% (a first step-up occurred after Moody’s rated the bonds Baa2 in August 2003, raising the coupon from 7% to 7.25%) due to a change in Standard&Poor’s credit rating in March 2008. The step-up was applied starting with the April 2008 coupon; the new rate is now 7.50%.

(b) TI Finance S.A. bonds - 1,849 million euros, 6.575% interest, maturing July 2009

These bonds carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of every coupon period, this minimum rating will be checked and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period will have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	104

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the coupon interest is fixed, the minimum rating is Ba1/BB+ or below, the original coupon will be increased by 1.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the original coupon will be increased by 0.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa2/BBB, the original coupon will be increased by 0.45%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa1/BBB+, the original coupon will be increased by 0.15%;

•	ratings higher than the minimum rating do not lead to increases in the original coupon.

Under this mechanism, since October 2000 (the date the mechanism was introduced), the original coupon has been increased by 0.45% (reaching the current 6.575%).

•	Changes in Telecom Italia’s ratings

Telecom Italia’s ratings at June 30, 2009 by the major rating agencies are the following:

Standard&Poor’s Most recent revision July 29, 2009		Moody’s Most recent revision June 17, 2009		Fitch Ratings Most recent revision June 12, 2009
Rating	Outlook	Rating	Outlook	Rating	Outlook
BBB	Stable	Baa2	Stable	BBB	Stable

Convertible bonds can be analyzed as follows:

(millions of euros)	6/30/2009	12/31/2008
Non-current portion	—	541
Current portion	561	7
Total carrying amount	561	548
Measurement at amortized cost	13	26
Total nominal repayment amount	574	574

The following table shows the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Currency	Nominal repayment amount (millions of euros)	Coupon	Underlying shares	Issue date	Maturing date	Issue price (%)	Market price at 6/30/2009 (%)	Market value at 6/30/2009 (millions of euros)
Convertible bonds issued by Telecom Italia S.p.A.:
Euro	574	1.500%	TI S.p.A.	11/23/01	1/1/10	100	116.500	565

•	Financial covenants / other covenants / other features of convertible bonds

The bonds listed do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	105

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

Gross financial debt according to the original currency of the transaction is as follows:

	6/30/2009 (millions of foreign currency)	6/30/2009 (millions of euros)	12/31/2008 (millions of foreign currency)	12/31/2008 (millions of euros)
USD	16,025	11,338	13,898	9,986
GBP	2,509	2,944	1,780	1,869
BRL	2,657	970	2,408	740
JPY	47,297	349	54,918	435
EURO		29,425		29,764
		45,026		42,794

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	6/30/2009	12/31/2008
Up to 2.5%	4,788	441
From 2.5% to 5%	6,970	10,376
From 5% to 7.5%	22,517	21,379
From 7.5% to 10%	5,650	4,923
Over 10%	1,100	985
Accruals/deferrals, MTM and derivatives	4,001	4,690
	45,026	42,794

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	6/30/2009	12/31/2008
Up to 2.5%	5,448	441
From 2.5% to 5%	13,877	12,339
From 5% to 7.5%	16,710	20,918
From 7.5% to 10%	3,497	3,491
Over 10%	1,493	915
Accruals/deferrals, MTM and derivatives	4,001	4,690
	45,026	42,794

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	106

The maturities of non-current financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Maturities of Financial liabilities – nominal repayment amount maturing by 6/30/ of the year:
(millions of euros)	2010	2011	2012	2013	2014	After 2014	Total
Bonds	4,223	3,528	3,382	2,500	3,795	13,865	31,293
Loans and other financial liabilities	1,958	599	317	194	1,502	4,738	9,308
Finance lease liabilities	259	179	175	137	120	1,026	1,896
Total	6,440	4,306	3,874	2,831	5,417	19,629	42,497
Current financial liabilities	675						675
Total	7,115	4,306	3,874	2,831	5,417	19,629	43,172

Medium/long-term amounts due to banks total 5,139 million euros (5,803 million euros at December 31, 2008) and decreased by 664 million euros.

Short-term amounts due to banks of 2,101 million euros increased by 1,218 million euros (883 million euros at December 31, 2008) and include 1,826 million euros for the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables amount to 432 million euros (453 million euros at December 31, 2008). They include 145 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029, 248 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A. maturing 2013 and 29 million euros of payables to the Ministry of Economic Development. The other short-term financial payables amount to 386 million euros (346 million euros at December 31, 2008).

Medium/long-term finance lease liabilities total 1,637 million euros (1,713 million euros at December 31, 2008) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 276 million euros (274 million euros at December 31, 2008).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amount to 2,689 million euros (2,877 million euros at December 31, 2008) and mainly refer to derivatives on liability positions in which the Group pays flows in USD and GBP.

Hedging derivatives relating to hedged items classified as current liabilities of a financial nature total 360 million euros (236 million euros at December 31, 2008). Additional details are provided in the Note “Derivatives”.

Short-term non-hedging derivatives total 72 million euros (25 million euros at December 31, 2008) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Revolving Credit Facility

Currently, the Telecom Italia Group has a syndicated Revolving Credit Facility (RCF) expiring August 2014 for 8 billion euros, of which 1.5 billion euros is drawn down.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	107

The following table presents the composition and drawdown of the syndicated committed credit line available at June 30, 2009:

	6/30/2009		12/31/2008
(billions of euros)	Secured	Drawn down	Secured	Drawn down
Revolving Credit Facility - expiring 2014	8.0	1.5	8.0	1.5

In August 2007, a revision was made to the acquisition of control clause which guarantees that Telecom Italia will retain the credit line even after the change in its shareholders of reference.

The revisions were introduced without changing the advantageous economic conditions of the credit line (Euribor +0.25%) and made it possible to extend the average term of the 8 billion euros committed bank line while guaranteeing maximum flexibility in terms of the company’s access to capital markets.

The change in the acquisition of control clause was also adopted, at the same time, in the documentation of the other syndicated bank line (Term Loan) drawn down in full for 1.5 billion euros with a January 2010 expiration date.

Note 11 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at June 30, 2009 and December 31, 2008 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself. This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and the net financial debt calculated according to the criteria of the Telecom Italia Group adopted in previous years and presented in the Interim Management Report as well as the new net financial debt measure which excludes the fair value measurement of derivatives and related financial assets/liabilities (adjusted net financial debt) commented in the Interim Management Report.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	108

TELECOM ITALIA GROUP - CONSOLIDATED NET FINANCIAL DEBT

(millions of euros)		6/30/2009	12/31/2008 Restated
Non-current financial liabilities (*):
Financial payables		32,760	31,936
Finance lease liabilities		1,637	1,713
Non-current liabilities for hedging derivatives		2,689	2,877
Other financial liabilities		4	1
		37,090	36,527
Less:
Non-current financial receivables for lessors’ net investments		(235)	(257)
Non-current assets for hedging derivatives		(1,067)	(2,310)
		(1,302)	(2,567)
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A)	35,788	33,960
Current financial liabilities (*):
Financial payables		7,227	5,726
Finance lease liabilities		276	274
Current liabilities for hedging and non-hedging derivatives		432	261
Other financial liabilities		1	6
		7,936	6,267
Less:
Current financial receivables for lessors’ net investments		(131)	(143)
Current assets for hedging derivatives		(199)	(180)
		(330)	(323)
TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B)	7,606	5,944
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	(C)	—	—
TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C)	43,394	39,904
Current financial assets (*):
Securities other than investments		(999)	(185)
Financial receivables and other current financial assets		(380)	(491)
Cash and cash equivalents		(7,068)	(5,416)
		(8,447)	(6,092)
Less:
Current financial receivables for lessors’ net investments		131	143
Current assets for hedging derivatives		199	180
		330	323
	(E)	(8,117)	(5,769)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(F)	—	—

TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F)	(8,117)	(5,769)

NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION N. DEM/6064293/2006	(H=D+G)	35,277	34,135

Non-current financial assets (*):
Securities other than investments		(16)	(15)
Financial receivables and other non-current financial assets		(1,378)	(2,648)
		(1,394)	(2,663)
Less:
Non-current financial receivables for lessors’ net investments		235	257
Non-current assets for hedging derivatives		1,067	2,310
		1,302	2,567
TOTAL NON-CURRENT FINANCIAL ASSETS (*) (°)	(I)	(92)	(96)

NET FINANCIAL DEBT (**)	(L=H+I)	35,185	34,039
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(M)	(326)	487
NET FINANCIAL DEBT, EXCLUDING REVERSAL OF FAIR VALUE MEASUREMENT OF DERIVATIVES AND RELATED FINANCIAL LIABILITIES/ASSETS (ADJUSTED NET FINANCIAL DEBT)	(L+M)	34,859	34,526

(*)	Net of assets for hedging derivatives and financial receivables for lessors’ net investments.
(**)	As regards the effects of related party transactions on net financial debt, see the specific table included in the Note “Related party transactions” in the six months consolidated financial statements.
(°)	At June 30, 2009, the item includes: low-rate loans made to employees (55 million of euro) and securities other than investments (16 million of euro).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	109

•	Covenants and negative pledges relating to outstanding positions at June 30, 2009

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 854 million euros (out of a total of 2,542 million euros at June 30, 2009) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

for the loan with a nominal amount of 350 million euros, if Telecom Italia’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loans with a nominal amount of 500 million euros, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project. This clause also applies to the guaranteed loan of 300 million euros made by the EIB in June 2009.

The syndicated bank lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of 100 million euros at June 30, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, that at June 30, 2009, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	110

Note 12 – Financial risk management

•	Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterparty with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activities of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results obtained;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management of the above financial risks by the Telecom Italia Group are described below.

•	Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operations, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65 - 70% for the fixed-rate component and 30% - 35% for the floating-rate component.

In managing market risk, the Group adopted a guideline “Policy for debt management using derivative instruments” and mainly uses the following derivative instruments:

•	Interest Rate Swaps (IRS) are used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards are used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparties with a high credit rating.

Effective May 1, 2009, in order to reduce the Group’s credit exposure arising from the mark-to-market measurement of derivatives and to allow settlement under a single ISDA Master Agreement, the contracts put into place with 29 banking counterparties have been assigned by Telecom Italia Finance S.A. and Telecom Italia Capital S.A. to Telecom Italia S.p.A., the counterparty of the remaining portfolio that was not assigned. The procedure did not involve any change in the contract terms or in the original hedge accounting relationships set up at the Group level.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	111

The exposure to the various market risks can be measured by sensitivity analyses, in accordance with IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at June 30, 2009 and at December 31, 2008, assuming that such amounts are representative of the entire year.

•	The exchange risk of the Group’s loans denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when they are accounted for at their fair value, in accordance with IAS 39. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in the reference interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates of floating-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

•

The changes in fair value of the two call options on 50% of Sofora Telecomunicaçiones S.A. share capital (at June 30, 2009 for a positive 5 million euros with a carrying amount equal to 75 million euros) have been determined using an internal valuation model in which the input values, among other things, are the market value of the assets of Sofora Telecomunicaciones S.A., less the share price of its listed investment holdings (Nortel Inversora and, through this company, Telecom Argentina). The market prices of these investments are subject to volatility and consequently influence the fair value of the options held by the Telecom Italia Group; accordingly, they are included in this analysis.

Call options on Sofora Telecomunicaciones S.A. share capital – Sensitivity analysis

Assuming an increase (decrease) of 10% in the price of Sofora Telecomunicaciones S.A.’s listed investment holdings (Nortel Inversora and, through this company, Telecom Argentina S.A.) and, therefore, the value of Sofora Telecomunicaciones S.A.’s assets, the change in fair value of the options would have been more (less) 32 million euros, bringing the relative carrying amount to 107 million euros (43 million euros).

Exchange rate risk – Sensitivity analysis

At June 30, 2009 (and at December 31, 2008), the exchange risk of the Group’s loans denominated in currencies other than euro was fully hedged. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

With regard to the derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with the international accounting standards that regulate hedge accounting, the mark-to-market measurement of such instruments is accrued in specific undistributable Equity reserves. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	112

date renders any assumption about the trend of the variables insignificant. As the contract expiration date approaches, the accounting effects described will be gradually absorbed until they cease to exist.

•

if at June 30, 2009 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher (lower) compared to that actually realized, then higher (lower) finance expenses, before the tax effect, would have been recognized in the income statement for 65 million euros (52 million euros at December 31, 2008).

Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, please refer to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, account was taken of the intrinsic nature of the transactions under consideration (financial characteristics and duration) rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for resetting the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on the sale of securities), has been considered in the category of floating rate.

FINANCIAL LIABILITIES (at the nominal repayment amount)

	6/30/2009			12/31/2008
(millions of euros)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
Bonds	20,791	9,928	30,719	21,289	6,957	28,246
Convertible bonds	574	—	574	574	—	574
Loans and other payables (*)	7,088	4,791	11,879	7,289	4,109	11,398
TOTAL	28,453	14,719	43,172	29,152	11,066	40,218

(*)	At 6/30/2009 current liabilities total 675 million euros, of which 535 million euros is at floating rates (at 12/31/2008, 782 million euros, of which 700 million euros was at floating rates).

FINANCIAL ASSETS (at the nominal investment amount)

	6/30/2009			12/31/2008
(millions of euros)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
Deposits and cash	—	5,263	5,263	—	4,412	4,412
Euro Commercial Papers	—	70	70	—	100	100
Receivables on sale of securities	—	1,498	1,498	—	493	493
Securities	4	1,235	1,239	25	570	595
Other receivables	551	139	690	636	255	891
TOTAL	555	8,205	8,760	661	5,830	6,491

With regard to floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Additional information is provided in the Note “Financial liabilities (current and non-current)”. As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	113

•	Credit risk

The management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as an improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterparty, deposits are made with high-credit-quality banking and financial institutions with at least an A rating and generally for periods of less than three months. As for other temporary investments of liquidity, there are transactions in euro commercial paper (the issuers all have an A- rating by Standard&Poor’s and headquarters in Europe) and repurchase agreements on Italian government securities made by Telecom Italia S.p.A. with Mediobanca as the counterparty. With regard to bond portfolio management, the issuers have at least a BBB+ rating.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and assignment of its credit positions among different banking counterparties. Consequently, there are no significant positions with any one single counterparty.

•	Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin which makes it possible to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at June 30, 2009, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 18-24 months.

16% of gross financial debt at June 30, 2009 (nominal repayment amount) will become due in the following 12 months.

Maturities of non-current financial liabilities (including the current portion of medium/long-term debt) in terms of the expected nominal repayment amount is the following:

Maturities of non-current financial liabilities – nominal repayment amount:

		maturing by 12/31/ of the year:
(millions of euros)	1/7 – 12/31/09	2010	2011	2012	2013	After 2013	Total
Bonds	1,849	2,869	4,165	3,250	3,415	15,745	31,293
Loans and other financial liabilities	229	2,120	420	182	1,197	5,160	9,308
Finance lease liabilities	70	232	188	169	140	1,097	1,896
Total	2,148	5,221	4,773	3,601	4,752	22,002	42,497

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	114

The following table reports the contractual cash flows that are not discounted to present value and the interest flows relative to bonds (which account for 72% of gross financial debt at nominal repayment amounts) determined using the conditions and interest and exchange rates prevailing at June 30, 2009:

		maturing by 12/31/ of the year:
(millions of euros)	7/1 – 12/31/09	2010	2011	2012	2013	After 2013	Total
Bonds
Principal	1,849	2,869	4,165	3,250	3,415	15,745	31,293
Interest	559	1,448	1,320	1,134	938	8,097	13,496
Total cash out	2,408	4,317	5,485	4,384	4,353	23,842	44,789

•	Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. The fair value of IRS and CCIRS reflects the difference between the fixed rate which should be paid/received and the market interest rate (having the same maturity as the swap) at the measurement date.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRS, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRS imply the exchange of the reference principal, in the respective currencies of denomination, in addition to the exchange of flows of interest at the maturity date and eventually at the intermediate payment dates.

Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

Note 13 – Derivatives

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate risk and the change in commodity prices and interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at June 30, 2009 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparties.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and on demand.

The following tables show the derivative transactions put into place by the Telecom Italia Group at June 30, 2009, divided between fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	115

Table 1 - Fair Value Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of 20 billion JPY (equivalent amount of 148 million euros at 6/30/2009), broken down as follows:

• by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

•      by Telecom Italia Finance S.A., the sale of an swaption exercisable annually, from 2012 to 2031, to hedge the call option embedded in the underlying debt, through which TI Finance sold the right to receive a semiannual floating rate in JPY and receives a fixed rate of 3.55%;

• by Telecom Italia S.p.A., a CCIRS contract on an intragroup loan in JPY at a floating rate, in which Telecom Italia S.p.A. receives 6-month LIBOR in JPY and pays 6-month Euribor.	172	(55)

CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 3,500 million USD (equivalent amount of 2,475.5 million euros at 6/30/2009) issued by Telecom Italia Capital S.A. in October 2004 (5-year tranche of 1,250 million USD, 10-year tranche of 1,250 million USD and 30-year tranche of 1,000 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	2,831	(214)

CCIRS transactions put into place by Telecom Italia S.p.A. on bonds for a total amount of 2,500 million USD (equivalent amount of 1,769 million euros at 6/30/2009) issued by Telecom Italia Capital S.A. in September 2005 (5-year tranche of 700 million USD, 5.35-year tranche of 400 million USD and 10-year tranche of 1,400 million USD), converting the coupon fixed rate in USD to the 6-month Euribor.	2,068	(232)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2011 on the two 5-year tranches of a total 1,600 million USD (equivalent amount of 1,132 million euros at 6/30/2009) on bonds for a total amount of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor in USD +0.61%) to the 6-month Euribor.	1,264	(98)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on bonds of 750 million euros issued by Telecom Italia S.p.A. in January 2004, converting the coupon rate of 4.5% to the 6-month Euribor.	750	7

IRS transactions put into place by Telecom Italia Finance S.A. maturing 2011 on bonds of 2,000 million euros issued by Telecom Italia Finance S.A. in April 2001, converting the coupon rate of 7.5% to the 6-month Euribor.	250	2

IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on bonds of 650 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 6.75% to the 1-month Euribor.	650	(6)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of 850 million euros issued by Telecom Italia S.p.A. in March 2009, converting the coupon rate of 8.25% to the 1-month Euribor.	850	(15)

CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 6/30/2009 of 880 million euros) issued by Telecom Italia S.p.A. in May 2009, converting the coupon rate of 3.64745% to the 3-month Euribor.	851	(3)

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	116

IRS transactions put into place by Telecom Italia S.p.A. maturing 2011 on BTP government securities in portfolio at 4.25%, notional amount of 350 million euros, converting the coupone rate of 4.25% to the 6-month Euribor.	350	(2)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 3%, notional amount of 350 million euros, converting the coupon rate of 3% to the 6-month Euribor.	350	—

IRS transactions put into place by Telecom Italia S.p.A. maturing 2012 on BTP government securities in portfolio at 4.25%, notional amount of 100 million euros, converting the coupon rate of 4.25% to the 6-month Euribor.	100	(1)

IRS transactions put into place by Telecom Italia S.p.A. maturing 2013 on BTP government securities in portfolio at 3.75%, notional amount of 100 million euros, converting the coupon rate of 3.75% to the 6-month Euribor.	100	—
Total Fair Value Hedge Derivatives	10,586	(617)

The selected method to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2 - Cash Flow Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euros)	(millions of euros)
USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge contractual flows of 43 million USD expiring by June 2013 (monthly expiration dates), fixing the equivalent amount in euros in a range of between 28 and 33 million euros.	33	—

Collar options on commodities purchased by Elettra TLC S.p.A. to hedge contractual flows expiring by December 2010, fixing the equivalent amount in euros in a range of between 6 and 7 million euros.	7	(2)

Forward purchases in USD by Elettra TLC S.p.A. to hedge a contractual flow equal to 6 million USD expiring November 2013.	4	—

Commodity swap transactions put into place by Telenergia S.r.l. to hedge monthly purchases or electrical power from Edison S.p.A. maturing by 2009, receiving the variable index (Im) and paying 36.14 euros per MWh.	2	2

Forward purchases in USD by Telecom Italia S.p.A. to hedge quarterly contractual flows expiring by November 2011.	4	—

Forward purchases in USD by Telecom Italia S.p.A. to hedge monthly contractual flows expiring by November 2013.	1	—

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10–year tranche of 2,000 million USD (equivalent amount of 1,415 million euros at 6/30/2009) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to the fixed rate of 5.0349% in euros.	1,709	(330)

IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on bonds of 120 million euros issued by Telecom Italia S.p.A. at a quarterly floating rate (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	(2)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of 500 million GBP (equivalent amount of 587 million euros at 6/30/2009), issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euros.	751	(154)

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	117

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of 850 million GBP (equivalent amount of 998 million euros at 6/30/2009) issued by Telecom Italia S.p.A. in June 2004, converting a fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euros.	1,258	(267)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of 400 million GBP (equivalent amount of 469 million euros at 6/30/2009) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euros.	587	(132)

IRS transactions put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of 1,000 million euros issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate of Euribor +0.53% to a fixed rate of 4.5404% in euros.	1,000	(33)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the “Dual-Currency” loan of 20 billion JPY (equivalent amount of 148 million euros at 6/30/2009) on Telecom Italia Finance S.A.. The following were put into place:

• by Telecom Italia S.p.A., an IRS contract converting the 5% fixed rate in USD to the 6-month Libor in JPY;

• by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., on the intragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor;

• by Telecom Italia S.p.A., an IRS contract converting the 6-month Euribor to a 6.9395% fixed rate in euros.	174	(47)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of 1,000 million USD (equivalent amount of 707.5 million euros at 6/30/2009) on bonds for a total of 4,000 million USD issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to the fixed rate of 5.994% in euros.	849	(148)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing July 2036 on the 30-year tranche of 1,000 million USD (equivalent amount of 707.5 million euros at (6/30/2009) on bonds for a total of 2,600 million USD issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to the fixed rate of 5.88429% in euros.	791	38

IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on bonds of 500 million euros at a quarterly floating rate issued by Telecom Italia S.p.A. (2007- 2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(33)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2018 on the 10-year tranche of 1,000 million USD (equivalent amount of 707.5 million euros at 6/30/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euros.	642	56

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2038 on the 30-year tranche of 1,000 million USD (equivalent amount of 707.5 million euros at 6/30/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euros.	645	94

IRS transactions put into place by Telecom Italia S.p.A. maturing June 2016 on bonds of 400 million euros at a quarterly floating rate issued by Telecom Italia S.p.A. (2007- 2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(43)

IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the revolving credit facility of 1,500 million euros at a monthly floating rate, converting the 1-month Euribor to a semiannual fixed rate of 4.82583%.	1,500	(140)

IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the EIB loan of 350 million euros at a semiannual floating rate, converting the 6-month Euribor to a semiannual fixed rate of 4.93457%.	350	(33)

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	118

IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the EIB loan of 400 million euros at a quarterly floating rate, converting the 3-month Euribor to a semiannual fixed rate of 5.03388%.	400	(38)

IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the EIB loan of 100 million euros at a semiannual floating rate, converting the 6- month Euribor to a semiannual fixed rate of 4.832%.	100	(9)

CCIRS put into place by Telecom Italia S.p.A. maturing December 2017 on bonds of 750 million GBP (equivalent amount at 6/30/2009 of 880 million euros) issued by Telecom Italia S.p.A. in May 2009, converting a component of the coupon rate of 3.72755% to a fixed rate of 3.82901% in euros.	851	(17)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2014 on the 5-year tranche of 1,000 million USD (equivalent amount of 707.5 million euros at 6/30/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 6.175% in USD to a fixed rate of 5.8186% in euros.	719	(13)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on the 10-year tranche of 1,000 million USD (equivalent amount of 707.5 million euros at 6/30/2009) on bonds for a total of 2,000 million USD issued by Telecom Italia Capital S.A. in June 2009, converting the coupon rate of 7.175% in USD to a fixed rate of 6.694% in euros.	722	(12)
Total Cash Flow Hedge Derivatives	14,119	(1,263)

The hedge of cash flows by derivatives designated as Cash Flow Hedges was considered highly effective and at June 30, 2009 led to:

•	recognition of unrealized expenses in equity for 857 million euros;

•	transfer from equity to the income statement of net gains from exchange rate adjustments for 114 million euros.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	119

Furthermore, at June 30, 2009, the total gain of the hedging instruments that is still recognized in equity amounts to, as a result of the effect of transactions early terminated over the years, 11 million euros. The positive impact reversed to the income statement during the first half of 2009 is 10 million euros.

The transactions hedged by Cash Flow Hedges will generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination	Start of period	End of period	Rate applied	Interest period
	(millions)
USD	2,000	July-09	Nov-13	5.25%	Semiannually
Euro	120	July-09	Nov-15	Euribor 3-month +0.66%	Quarterly
GBP	500	July-09	June-15	5.625%	Annually
GBP	850	July-09	June-19	6.375%	Annually
GBP	400	July-09	May-23	5.875%	Annually
Euro	1,000	July-09	Dec-10	Euribor 3-month +0.53%	Quarterly
USD	186	July-09	Oct-29	5.45%	Semiannually
USD	1,000	July-09	Nov-33	6.375%	Semiannually
USD	1,000	July-09	July-36	7.20%	Semiannually
Euro	500	July-09	July-13	Euribor 3-month+0.63%	Quarterly
USD	1,000	July-09	June-18	6.999%	Semiannually
USD	1,000	July-09	June-38	7.721%	Semiannually
Euro	400	July-09	June-16	Euribor 3-month +0.79%	Quarterly
Euro	1,500	July-09	Aug-14	Euribor 1-month +0.1575%	Monthly
Euro	350	July-09	Mar-14	EIB 6-month +0.29%	Semiannually
Euro	400	July-09	Sept-13	EIB 3-month +0.15%	Quarterly
Euro	100	July-09	Dec-13	Euribor 6-month -0.023%	Semiannually
GBP	750	July-09	Dec-17	3.72755%	Annually
USD	1,000	July-09	June-14	6.175%	Semiannually
USD	1,000	July-09	June-19	7.175%	Semiannually

The selected method to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the main terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedges during the first half of 2009 is immaterial.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	120

Table 3 – Non-Hedge Accounting Derivatives

Description	Notional amount	Mark to Market (Clean Price)
	(millions of euros)	(millions of euros)
Sale of receiver swaptions maturing December 2012, put into place by Telecom Italia Finance S.A. with the bond issued by Telecom Italia S.p.A. in December 2005 maturing 6/12/2012 as the underlying. If exercised, Telecom Italia Finance S.A. would collect 6-month Euribor and pay an annual fixed rate of 3%.	250	(2)
Exchange rate transactions put into place by Telecom Italia S.p.A.	11	—
Exchange rate transactions put into place by Telecom Italia Finance S.A.	77	1
Exchange rate transactions put into place by Telecom Italia Capital S.A.	6	—
Interest and exchange rate transactions put into place by Tim Celular S.A.	554	(22)
Interest rate transactions put into place by Tim Nordeste S.A.	26	2
Total Non-Hedge Accounting Derivatives	924	(21)

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged Risk	Notional amount at 6/30/2009	Notional amount at 12/31/2008	Mark-to-Market Spot (Clean Price) at 6/30/2009	Mark-to-Market Spot (Clean Price) at 12/31/2008
		(millions of euros)	(millions of euros)	(millions of euros)	(millions of euros)
Interest rate swaps	Interest rate risk	3,400	—	(15)	—

Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	7,186	6,335	(602)	(166)

Total Fair Value Hedge Derivatives		10,586	6,335	(617)	(166)

Interest rate swaps	Interest rate risk	4,370	4,480	(331)	(268)

Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	9,698	7,406	(932)	(255)

Commodity Swap	Commodity risk (energy)	9	9	—	(3)

Forward and FX Options	Foreign currency exchange rate risk	42	40	—	(1)
Total Cash Flow Hedge Derivatives		14,119	11,935	(1,263)	(527)

Total Non-Hedge Accounting Derivatives		924	739	(21)	110

Total Telecom Italia Group Derivatives		25,629	19,009	(1,901)	(583)

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	121

Note 14 – Employee benefits

Employee benefits decreased by 28 million euros compared to December 31, 2008. Details are as follows:

(millions of euros)			12/31/2008	Increase	Decrease	6/30/2009
Provision for employee severance indemnities	(A	)	1,112	17	(27)	1,102
Provision for pension plans			24	1	(2)	23
Provision for termination benefit incentives			260	2	(19)	243
Total Other provisions for employee benefits (*)	(B	)	284	3	(21)	266
Total	(A+B	)	1,396	20	(48)	1,368
of which:
Non-current portion			1,212			1,204
Current portion (*)			184			164

(*)	The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased by 10 million euros as a result of accruals charged to the income statement (17 million euros for the interest matured for all the Group companies, the charge for severance indemnity for companies with less than 50 employees and net actuarial (gains) losses and utilizations (27 million euros for indemnities paid to employees who terminated employment and for advances).

The effect on the income statement, included in Employee benefits expenses, is as follows:

(millions of euros)	1st Half 2009	1st Half 2008
Current service cost	°°	°°
Finance expenses	32	25
Net actuarial (gains) losses recognized during the period	(15)	4
Total expenses	17	29
Effective return on plan assets	n/a	n/a

Note 15 – Provisions

Provisions increased by 49 million euros compared to December 31, 2008 and are composed of the following:

(millions of euros)	12/31/2008	Increase	Used through income statement	Used directly	Exchange differences and other changes	6/30/2009
Provision for taxation and tax risks	114	3		(2)	8	123
Provision for restoration costs	424	31		(3)	11	463
Provision for legal disputes	207	38		(40)	9	214
Provision for commercial risks	73	6	(1)	(6)	(2)	70
Provision for risks and charges on investments and corporate-related transactions	125			(5)	1	121
Other provisions	50	8	(2)	(7)	2	51
Total	993	86	(3)	(63)	29	1,042
Of which:
non-current portion	692					742
current portion	301					300

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	122

Note 16 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased by 988 million euros compared to December 31, 2008 and are composed of the following:

(millions of euros)			6/30/2009	12/31/2008
Payables on construction work	(A	)	29	26
Trade payables:
• Payables to suppliers			3,824	5,083
• Payables to other telecommunication operators			1,400	1,514
	(B	)	5,224	6,597
Tax payables	(C	)	1,038	582
Miscellaneous payables and other current liabilities:
• Payables for employee compensation			509	423
• Payables to social security agencies			349	418
• Trade and miscellaneous deferred income			920	906
• Advances received			21	21
• Customer-related items			1,039	1,126
• Payables for “TLC operating fee”			24	22
• Dividends approved, but not yet paid to shareholders			23	22
• Other current liabilities			314	314
• Employee benefits (except for Employee severance indemnities) for current portions expected to be settled within 1 year			164	184
• Provisions for current portions expected to be settled within 1 year			300	301
	(D	)	3,663	3,737

Total	(A+B+C+D	)	9,954	10,942

Trade payables (all due within 1 year) amounting to 5,224 million euros (6,597 million euros at December 31, 2008) mainly refer to Telecom Italia (3,783 million euros) and the companies in the Brazil Business Unit (641 million euros).

Tax payables particularly refer to the Parent for a total of 828 million euros (which includes VAT payable for 662 million euros and the government concession tax for 113 million euros) and companies in the Brazil Business Unit for 179 million euros.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	123

Note 17 – Contingent liabilities, other information, commitments and guarantees

This section illustrates the main judicial, arbitration and tax proceedings in which the Telecom Italia Group companies were involved as of June 30, 2009. No reference is made to such disputes as were mentioned in the 2008 Annual Report and settled in the first half of 2009. Attention is called to the provisions for 64 million euros made for disputes, which are described below, for which an adverse outcome is deemed likely.

Moreover, information is provided on the reimbursement of the license fee for fiscal year 1998 for 529 million euros plus interest.

•	a) Contingent liabilities

FASTWEB

Proceedings initiated by Fastweb in October 2007 are still pending before the Court of Appeal of Milan, for the alleged abusive win-back strategy adopted by Telecom Italia in the market for residential and non-residential fixed-line voice telephony services and broadband internet access services. The plaintiff is seeking compensation for approximately 1,070 million euros.

Fastweb’s lawsuit is based on the order issued by the Court of Appeal of Milan on May 16, 2006, following the urgent motion for relief filed by Fastweb, requiring Telecom Italia to cease and desist from continuing its alleged abusive conduct involving the use of information by the commercial divisions, to win back ex customers, and the development of an incentive system for the sales force, based on larger commissions, designed to squeeze Fastweb out of the markets concerned and to denigrate Fastweb. Telecom Italia filed a formal challenge against Fastweb’s claims.

VODAFONE

Proceedings are still under way before the Court of Appeal of Milan in the action brought by Vodafone under article 33 Law 287/90, seeking compensation originally for 525 million euros and subsequently increased to 759 million euros. The plaintiff maintains that Telecom Italia engaged in abusive conduct, due to its dominant position in fixed telephony, to strengthen its role in the contiguous mobile telephony market, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia’s abusive conduct involved the use (a) of privileged information held in its capacity as incumbent operator, to create specific customer “profiles” and make targeted offers of mobile communication and integrated fixed-mobile services; (b) strategic information related to fixed telephony to compete in the mobile market through offers that could not be replicated by competitors. Moreover, Telecom Italia had allegedly offered discounts on fixed telephony to take mobile customers away from Vodafone and use the 187 service to sell mobile communication services.

This conduct allegedly involved residential and business customers and was illegal also because it broke the law on personal data protection. Telecom Italia filed a formal challenge against Vodafone’s allegations and the ground of its claims.

NOTICE OF COMMENCEMENT OF PROCEEDINGS RECEIVED BY TELECOM ITALIA S.P.A. FOR ADMINISTRATIVE OFFENCES UNDER LEGISLATIVE DECREE 231/2001

In December 2008 Telecom Italia received a notice of commencement of proceedings for administrative offences under articles 21 and 25, paragraph 4 of legislative decree 231/2001, following the investigation, by the Public Prosecutor of Milan, of events involving former Company employees and consultants charged with a series of crimes, including the offence, under legislative decree 231/2001, of bribing public officials to obtain information from confidential archives.

The preliminary hearing is under way, and is scheduled to take place in several sessions both due to the complexity of the matter and to the large number of parties involved.

On April 23, 2009 Telecom Italia filed a civil claim, thus formalizing its own request for damages, against all the defendants as natural persons.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	124

In the hearing held on July 9, 2009, the Court found:

•	that Telecom Italia had standing to sue the defendants for embezzlement and money-laundering and that the civil claim filed was eligible for submission;

•

lack of eligibility for all the civil claims filed against Telecom Italia, as defendant under legislative decree 231/2001, except for the claim filed by the State Attorney on behalf of the Presidency of the Council and the Ministries of the Economy, Interior, Defence as well as the Revenue Agency for losses resulting from the offence of bribery, the only charge brought against Telecom Italia.

In the next hearings, the Court will review the eligibility of the requests for compensation submitted by the parties that, in the penal proceedings under way, will try to establish Telecom Italia’s civil responsibility for the offences committed by former Company employees under the applicable civil laws.

In any case, given the possibility to enter into a plea bargain in connection with the sanction, Telecom Italia’s risk, if found guilty under legislative decree 231/2001, is limited to the payment of a small fine. Moreover, in the case at hand the risk of so-called interdictive sanctions is unlikely.

Telecom Italia, for its part, offered to settle the matter by providing compensation to the roughly 300 employees whose personal information was gathered illegally, thus confirming that it takes very seriously matters involving its employees.

Telecom Italia regards as possible, albeit not quantifiable, the risk of contingent liabilities in connection with the requests for damages against the Company.

EUTELIA AND VOICEPLUS

On June 30, 2009, Telecom Italia was served a summons to appear before the Court of Appeal of Milan, based on a complaint filed by Eutelia and Voiceplus alleging Telecom Italia’s abuse of dominant position in the premium service market (involving the offering to the public of services through so-called Non Geographical Numbers).

Plaintiffs seek compensation of approximately 730 million euros for damages suffered.

These proceedings were initiated as plaintiffs sought relief before the Court of Appeal of Milan which, on appeal, ordered Telecom Italia to cease and desist from certain alleged abuses of dominant position perpetrated in the management of business relationships with Eutelia and Voiceplus in connection with non geographical numbers.

Telecom Italia will seek dismissal of the case.

TAX DISPUTES

In February and March 2009 - following the tax audits conducted by the Finance Police, the main findings of which have already been settled with the Revenue Agency, as indicated in the 2008 Annual Report – the Company received notices disputing the income taxes and VAT deductibility of certain “TOP” and “Security” expenses for fiscal years 2002 and from 2004 to 2007, resulting in estimated back taxes and fines of approximately 30 million euros. To this end, the Company activated a procedure with the Revenue Agency for a pre-litigation settlement agreement.

ARGENTINA

On June 27, 2008 W de Argentina - Inversiones SL (“Los W”), partners of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A. initiated proceedings against Telecom Italia International N.V. before the Commercial Court of Buenos Aires to void the call option agreement signed in 2003 by Telecom Italia International N.V and Los W for an alleged “subsequent conflict” with the Argentine corporate law. The existence of the dispute was recorded in Sofora Telecomunicaciones S.A.’s shareholder register. For the time being, no administative or judiciary act - including the orders by SECOM (Argentina’s telecommunications Authority) and CNDC (Argentina’s antitrust Authority), details of which are provided below – has been adopted to void the Call Option Agreement, or the Group’s rights thereunder, as only the relevant exercise period has been suspendeed.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	125

* * *

On October 6, 2008 Los W and its shareholders filed a lawsuit against Telecom Italia and Telecom Italia International, as well as certain directors of the Telecom Argentina Group companies appointed by Telecom Italia. The plaintiffs requested that the court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina group nominated by Telecom Italia, determined by the alleged de facto control of Telecom Italia – and consequently of Telecom Argentina – by Telefónica S.A., which controls also Telecom Argentina’s main competitor, Telefónica de Argentina S.A..

In December 2008, Telecom Italia e Telecom Italia International filed their defence brief requesting that the plaintiff’s arguments and claims be rejected.

* * *

On November 25, 2008 the Labour Court of the city of Lanus (province of Buenos Aires) issued an interim order, upon request of a Telecom Argentina employee:

(i)	prohibiting Sofora from changing its shareholder structure;

(ii)	prohibiting Sofora and Telecom Argentina from changing the employment conditions applicable to their employees, pending a pronouncement by the Ministry of Labour on the effects of the alleged monopolistic structure of the Argentine telecommunication market (deriving from the Telefónica S.A.’s alleged controlling interest in Telecom Italia) on the employment terms and conditions for workers in the telecommunication sector.

Telecom Italia and Telecom Italia International filed a motion claiming lack of jurisdiction of the court where the proceedings were initiated and that the plaintiff’s claims were groundless.

On February 3, 2009 the interim order was reversed and the proceedings were terminated.

***

On December 29, 2008 a similar interim order was issued by the Labour Court of San Isidro (province of Buenos Aires), at the request of a Telecom Argentina employee, again on the basis of an alleged monopoly structure of the Argentine telecommunication market. This order required Telecom Argentina to refrain from changing the current terms and conditions of employment for its employees and Telecom Argentina, Sofora, Los W, Telecom Italia and Telecom Italia International to refrain from transferring or selling shares, rights and/or options on Sofora Telecomunicaciones S.A. shares.

Telecom Italia and Telecom Italia International filed a motion claiming lack of jurisdiction of the courts where the proceedings were initiated and that the plaintiff’s claims were groundless.

In March 2009 the interim order was reversed.

***

On April 15, 2009 the administrative court of appeal served Telecom Italia and Telecom Italia International with an ex parte interim order issued on March 26, 2009, upon request of the Dracma group and W de Argentina Inversiones SL. This order suspended Telecom Italia International’s rights under the option agreement, as well as any other disposition rights thereunder (in particular the assignment of the agreement to third parties), until SECOM (the Argentine telecommunication regulator) rules on Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. (“Telco Transaction”) or until the court rules on the action that the Dracma group and W de Argentina Inversiones SL will have to bring to obtain a declaratory judgment confirming the validity of the obligations set out by SECOM Note 1004/08.

ARGENTINA – SECOM

On June 26, 2008 SECOM (the Argentine telecommunication regulator) issued Note 1004/08, ordering Telecom Italia and Telecom Italia International to request SECOM’s authorization to sign any agreement or to perform any act that would result in:

(i)	any increase, howsoever arising, of their direct or indirect equity interests in the companies of the Telecom Argentina Group;

(ii)	assignment to third parties of Telecom Italia’s and Telecom Italia International’s rights on Sofora Telecomunicaciones S.A. shares or rights on the call options on Sofora Telecomunicaciones S.A. shares;

(iii)	the performance of acts of disposition that would distort competition and undermine the general economic interest.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	126

SECOM’s order was based on Telefónica S.A.’s potential role as a substantial shareholder in Telecom Italia – and consequently in Telecom Argentina – with the risk of distortive effects for competition in the telecommunication market.

On August 11, 2008 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” before the Ministry of Federal Planning, Public Investments and Services against the order, considered detrimental to both companies. The Ministry did not make a decision yet.

* * *

On December 30, 2008 SECOM issued Note 2573/08 whereby:

(i)	Telecom Italia and Telecom Italia International were requested to file a brief on the interim order of the Labour Court of Lanus;

(ii)	Telecom Italia and Telecom Italia International were ordered to refrain from any legal act that might entail a change in Sofora Telecomunicaciones S.A.’s share capital or from transferring the rights related to the call options held by Telecom Italia International until SECOM rules on Telco S.p.A.’s acquisition of 100% of Olimpia S.p.A. (“Telco Transaction”).

On January 26, 2009 Telecom Italia and Telecom Italia International filed a “Recurso jerarquico” before the Ministry of Federal Planning, Public Investments and Services against the order, considered detrimental to both companies.

ARGENTINA – CNDC

On January 6, 2009, the CNDC (Argentina’s Antitrust) notified Resolution 123/08 to Telecom Italia and Telecom Italia International, prohibiting the Telecom Italia Group from performing any action related to the exercise of the call options or the transfer of such options, until the CNDC rules on these call options in the light of the Telco Transaction.

Telecom Italia and Telecom Italia International challenged the Resolution and filed an appeal seeking the reversal of the Resolution. Subsequently, on January 28, 2009 (with Resolution no. 6/09) the CNDC refused to transfer the case to the court having jurisdiction over it, declaring that there was no detriment to Telecom Italia and Telecom Italia International, as Resolution 123/08 had simply suspended the exercise period of Telecom Italia International’s call options, without undermining the company’s contractual rights.

Telecom Italia and Telecom Italia International regard Resolution 6/09 as illegal and asked the Courts to step in and take over the appeal case against Resolution 123/08.

On June 25, 2009 the Civil and Commercial Court of Appeal of Buenos Aires affirmed its jurisdiction over the appeal case against Resolution 123/08 submitted by Telecom Italia and Telecom Italia International, notifying the CNDC on July 28, 2009 that a ruling on the case is pending.

* * *

On January 9, 2009 the CNDC notified Resolution 4/09 to Telecom Italia and Telecom Italia International, requiring – among other things – that Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (in their capacity as “sellers”) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (in their capacity as “buyers” of all of Olimpia’s shares outstanding) notify the Telco Transaction as, according to an early assessment of the Authority, this would result in a market concentration within the meaning of the Argentine antitrust rules.

Moreover, the foregoing resolution ordered the buyers to refrain from exercising, directly or indirectly, their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia lnternational, Sofora, Nortel Inversora and Telecom Argentina and their subsidiaries, including such rights as arise under shareholder agreements, until the CNDC adopts a decision on the alleged concentration resulting from the acquisition.

According to qualified experts, this restriction should be construed as limited to the Argentine market. Moreover, with the same resolution, the CNDC ordered the directors and statutory auditors appointed by Telecom Italia in the companies of the Argentina Telecom group to refrain from taking any action that would result in a violation of this resolution.

In connection with this case, on July 23, 2009 the SECOM disclosed a consultative opinion rendered to the CNDC. According to this opinion, the Telco Transaction violates a number of telecommunication rules and, as such, the CNDC is recommended not to approve it.

***

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	127

On March 30, 2009 the CNDC issued Resolution 43/09, whereby it appointed two inspectors (“veedores”), until April 30, 2009, with the mandate of monitoring compliance of the companies of the Telecom Argentina group with the provisions of Resolution 4/09, performing their tasks also by participating in meetings of the governance bodies, and reporting every week on their activities to the CNDC. The assignment was extended for 30 business days with Resolution 62/09.

The inspectors completed their assignment and, to this date, there is no knowledge of any further extension.

Following the appeal against Resolution 62/09 submitted, among others, by the companies of the Telecom Argentina group, on July 8, 2009, the CNDC issued Resolution 81/09, granting the submission of the above challenge to the Civil and Commercial Court of Appeal of Buenos Aires.

***

On April 3, 2009, in connection with the antitrust inquiry into the Telco Transaction, the CNDC issued Resolution 44/09, stating that Telecom Italia, Telecom Italia International, the directors, officers and representatives of Telecom Italia and Telecom Italia International, and their direct and indirect shareholders, as well as the directors and statutory auditors designated by Telecom Italia and Telecom Italia International in the companies of the Telecom Argentina Group should have refrained and should refrain from adopting decisions or giving instructions that entailed or would entail in future, directly or indirectly, the exercise of “derechos politicos”, including such rights as arise from shareholder agreements in the companies of the Telecom Argentina group.

Consequently, the CNDC ordered the companies of the Telecom Argentina Group to reverse, as of January 9, 2009, such decisions adopted by corporate bodies or directors as involved the exercise of “derechos politicos”. The Telecom Italia Group filed an urgent appeal against this decision in order to protect its own interests.

Subsequently, the CNDC issued Resolution 54/09, refusing to transfer the appeal by Telecom Italia and Telecom Italia International to the ordinary court. Both companies then filed a complaint with the judicial authority stating that Resolution 54/09 was illegal and requesting the competent judicial authority (Civil and Commercial Court of Appeal of Buenos Aires) to take over the case of the appeal against Resolution 44/09.

Accordingly, on April 24, 2009 the court ordered that the shareholder meetings of Nortel and Telecom Argentina be suspended and that the boards of directors of Sofora and Nortel refrain from discussing matters to be submitted to the shareholder meetings of the Telecom Argentina group, pending a more in-depth review by the same court of the appeal submitted by Telecom Italia and Telecom Italia International.

On July 27, 2009 the Civil and Commercial Court of Appeal of Buenos Aires accepted the Telecom Italia Group’s request, and ordered the suspension of the effects of the foregoing Resolution 44/09, which prevented Telecom Italia and the directors nominated by it in the companies of the Telecom Argentina Group from exercising their “derechos politicos”.

* * *

On May 26, 2009 the CNDC issued Resolution 64/09, ordering:

(i)	the re-establishment of Telecom Argentina’s previously dissolved “Consejo de Direccion”;

(ii)	the cancellation of certain organizational arrangements in Telecom Argentina;

(iii)	the institution of a five-day deadline for certain directors of Telecom Argentina to submit evidence against their alleged violation of the CNDC’s orders on the exercise of “derechos politicos”.

Telecom Italia, Telecom Italia International, the Companies of the Telecom Argentina group and certain Company directors challenged this Resolution.

On June 10, 2009, following the request for relief submitted by Telecom Italia and Telecom Italia International in the appeal, the Civil and Commercial Court of Appeal of Buenos Aires ordered Telecom Italia’s Board of Directors to refrain, during the upcoming meeting of June 12, 2009, from addressing the item on the agenda related to the implementation of the provisions of Resolution 64/09.

On July 8, 2009 the CNDC issued Resolution 80/09, which allowed the transfer of the above challenge to the Civil and Commercial Court of Appeal of Buenos Aires.

BOLIVIA – ENTEL

On March 29, 2007 as part of a plan to nationalize various private companies, the Bolivian government enacted legislation instituting a commission to negotiate, within 30 days of the enactment of said law, the “return” of Entel S.A. to the Bolivian State. This equity interest had been acquired by the Telecom Italia Group in 1995 through the Dutch vehicle ETI, which is wholly owned by Telecom International N.V.

The above legislation indicates that Entel and ETI were responsible for a series of administrative and tax irregularities. Telecom Italia took part in the meetings with the commission solely to learn the position of the government on the “return” of Entel and said that it had not committed any of the alleged irregularities.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	128

Subsequently, on April 23, 2007 the Bolivian government adopted two other measures, repealing all the acts on which the previous government had based its conclusions that Entel had fulfilled the obligations entered into at the time of the privatization and declaring illegitimate all the initiatives undertaken under the repealed laws (especially the reduction of Entel’s capital approved at the end of 2005). In addition, the Bolivian government voided a series of administrative measures, including the acts adopted in 1995 to privatize Entel.

On October 12, 2007, after failing to settle the matter amicably, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., citing the violation of the international treaty for the protection of foreign investment in Bolivia and applying for damages to obtain compensation for the losses incurred as a result of the measures adopted by the Bolivian government.

On October 31, 2007 ICSID disclosed the registration of the request for arbitration filed by ETI.

On May 1, 2008 the Bolivian Government issued a decree providing for the nationalization of the Telecom Italia Group’s investment in Entel. The decree also provided for a price to be determined for the expropriated shares within 60 days of its publication, net of all the recognized and contingent liabilities of Entel S.A..

In light of the entirely arbitrary nature of the expropriation and of the violation of the international agreements between Bolivia and the Netherlands, ETI obtained the temporary seizure of Entel assets in the United States and the United Kingdom, a measure that was subsequently not confirmed by the competent courts.

To date the Bolivian Government has not set a price or the payment of compensation for the expropriation. On December 16, 2008 the first hearing of the arbitration proceeding was held to discuss procedural matters and establish a schedule for the proceeding.

Subsequently, a motion was filed to question the jurisdiction of the ICSID over the case and, on March 20, 2009, Bolivia filed its brief arguing the lack of ICSID’s jurisdiction over the dispute. ETI filed its counter-brief on June 24, 2009.

At the present time, it is therefore deemed that the right to obtain damages rests on solid ground and that the carrying value of the investment can be recovered.

GERMANY – AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. that they had initiated arbitration proceedings before the Paris International Chamber of Commerce (“ICC”) in relation to the contract for TIDE’s acquisition of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and executed on February 28, 2007.

The aim of the request for arbitration is to:

(i)	obtain a ruling that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

(ii)	obtain an order for defendants to cause HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) to return to AOL the amount invoiced to customers for the above services (approximately 2 million euros).

During November 2008 Telecom Italia and TIDE appointed their arbitrators and applied to the ICC for the recusal of the arbitrator appointed by AOL.

In January 2009, Telecom Italia and TIDE filed their own briefs and cross-claims. In March 2009, AOL filed its own defence briefs. On April 30, 2009 the arbitration panel was appointed and on July 6, 2009 the parties and the arbitrators signed the Terms of reference.

OTHER LIABILITIES RELATED TO THE SALE OF ASSETS AND EQUITY INTERESTS

In relation to the sale agreements for assets and companies signed in previous years, the Telecom Italia Group made representations and warranties with respect to certain legal, tax, social-security and labor matters which might entail indemnity payments to the buyers equal to a percentage of the acquisition price.

As of June 30, 2009, in light of the above contingent liabilities, amounting to approximately 900 million euros, provisions were made for 112 million euros to cover the cases for which payment is deemed likely.

The Telecom Italia Group made further representations and warranties, though the maximum amount that the Telecom Italia Group might be called upon to disburse in connection with the liabilities that might arise therefrom cannot be currently determined.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	129

DISPUTES CONCERNING LICENSE FEES FOR 1994-1998

Proceedings are still pending in relation to the request to the Ministry of Communications to make whole Telecom Italia and TIM for the license fees paid for 1994-1998.

•	b) Other information

LICENSE FEE FOR 1998

In March 2009 Telecom Italia filed an appeal with the Council of State against ruling by the Lazio Regional Administrative Court (TAR) which rejected the Telecom Italia Group’s request to be repaid the 1998 license fee despite the favourable decision of the EU Court of Justice of February 23, 2008 on the preliminary ruling question raised by the Lazio Court.

In particular, in 2003 Telecom Italia and TIM had brought separate actions before the Lazio TAR to determine their right to repayment of the license fee for 1998 (equal to 386 million euros for Telecom Italia and to 143 million euros for TIM, plus interest) in light of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licenses in the field of telecommunications services and Italian law, and specifically Article 20 of Law 448/1998, which had extended to 1998 the obligation for telecommunications operators to pay the annual license fee. The hearing for Telecom Italia’s case has been scheduled for November 2009.

MOBILE TELEPHONY: DEALER INVESTIGATION

Following the information provided in the 2008 Annual Report, attention is called to the significant results achieved in the first half of 2009 pursuant to the additional actions taken in managing the indirect sales, i.e. dealers, channel.

In addition to a programme to verify dormant SIM cards incorrectly associated with an ID card (which, as of July 31, 2009, led to the termination of roughly 1,050,000 SIM cards) and to implement stricter controls, innovative software solutions have been developed for the systems used in the sales outlets.

Steps have been taken in the so-called “ethnic channel”. In particular, the partner certification process has been improved and closer-scrutiny procedures have been introduced to check the appropriateness of the documents obtained by the sales outlets serving this segment of the market.

•	c) Commitments and guarantees

Guarantees were provided - for a total of 206 million euros, net of back-to-back guarantees received for 152 million euros – by Telecom Italia on behalf of associated companies (17 million euros) and other third parties for medium/long-term financial transactions.

Furthermore, the equity interest in Tiglio I (47.80%) was pledged with the lenders of this associated company.

Purchase and sale commitments outstanding at June 30, 2009 for 207 million euros and 2 million euros, respectively, refer to obligations to be fulfilled in connection with transactions that are not typically part of the Group’s “operating cycle”. Purchase commitments include obligations for 203 million euros related to the DVB-H contracts entered into by Telecom Italia with the main domestic television operators (particularly the Mediaset group and Sky Italia) to provide the “TIM TV” service.

The Parent Company, Telecom Italia, issued “weak” comfort letters, for a total of 34 million euros, on behalf of ETECSA for vendor financing.

Guarantees were provided by third parties to Group companies, amounting to 3,384 million euros, to guarantee financing received (2,111 million euros) and performance under contracts outstanding (1,273 million euros).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	130

Details of the main guarantees at June 30, 2009 are as follows:

Issuer	Amount
(millions of euros)
BBVA - Banco Bilbao Vizcaya Argentaria	789
Intesa SanPaolo	295
Sumitomo	129
Banca Nazionale del Lavoro	242
Bank of Tokyo - Mitsubishi UFJ	252
Banco Santander	86

Other banks in favor of the EIB (1)	229
Others for guarantees related to the 3G service in Brazil	233

(1)	For loans provided by the EIB to fund the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia BroadBand France and Telecom Italia Banda Larga Mezzogiorno.

•	d) Assets pledged as collateral for financial liabilities

The contracts for supported loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of 523 million euros are guaranteed by a part of the receipts of those companies, deposited in bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	131

Note 18 – Finance income

Finance income increased by 13 million euros compared to the first half of 2008. Details are as follows:

(millions of euros)			1st Half 2009	1st Half 2008
Other finance income:
Income from financial receivables, classified as Non-current assets			1	5
Income from securities other than investments, classified as Non-current assets			—	1
Income from securities other than investments, classified as Current assets			9	9
Income other than the above:
Interest income			61	156
Foreign exchange gains			270	340
Income from fair value hedge derivatives			271	189
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			349	255
Income from non-hedging derivatives			18	16
Miscellaneous finance income			11	55
	(A	)	990	1,026
Positive fair value adjustments to:
Fair value hedge derivatives			22	20
Underlying financial assets and liabilities of fair value hedges			477	444
Non-hedging derivatives			36	22
	(B	)	535	486

Total	(A+B	)	1,525	1,512

Foreign exchange gains amount to 270 million euros and decreased by 70 million euros compared to the first half of 2008 (340 million euros). This amount was reduced by 103 million euros of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (376 million euros in the first half of 2008). The counterpart of foreign exchange gains is represented by foreign exchange losses (208 million euros in the first half of 2009; 321 million euros in the first half of 2008). Additional information is provided in the Note “Finance expenses”.

Income from fair value hedge derivatives (271 million euros) increased by 82 million euros compared to the first half of 2008 (189 million euros) and refers to CCIRS contracts for 122 million, IRS contracts for 146 million euros and other derivative contracts for 3 million euros.

The positive effect of the Reversal of the Reserve for cash flow hedge derivatives to the income statement for the interest rate component (349 million euros) increased by 94 million euros compared to the first half of 2008 (255 million euros). It refers to CCIRS contracts for 194 million euros and IRS contracts for 155 million euros, which include 10 million euros for the positive effect of the early closing of cash flow hedge derivatives on 1,500 million euros of underlying debt relating to the Term Loan totaling 3,000 million euros expiring in 2010.

Income from non-hedging derivatives (18 million euros) increased by 2 million euros compared to the first half of 2008 (16 million euros) and refers to IRS contracts for 13 million euros, CCIRS contracts for 4 million euros and other derivative contract for 1 million euros.

Miscellaneous finance income (11 million euros) decreased by 44 million euros compared to the first half of 2008 (55 million euros) mainly due to lower income generated by the purchase of own bonds (43 million euros). Positive fair value adjustments to fair value hedge derivatives of 22 million euros increased by 2 million euros compared to the first half of 2008 (20 million euros). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 17 million euros (55 million euros in the first half of 2008).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	132

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of 477 million euros increased by 33 million euros compared to the first half of 2008 (444 million euros). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to 447 million euros (436 million euros in the first half of 2008).

Positive fair value adjustments to non-hedging derivatives of 36 million euros increased by 14 million euros compared to the first half of 2008 (22 million euros); 5 million euros of the increase refers to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting) and the counterpart of this amount is represented by foreign exchange losses. Another 5 million euros of the increase is due to the positive effect of the measurement of the Sofora Telecomunicaciones S.A. option (a negative 110 million euros in the first half of 2008).

Note 19 – Finance expenses

Finance expenses decreased by 113 million euros compared to the first half of 2008. Details are as follows:

(millions of euros)			1st Half 2009	1st Half 2008
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			838	837
Interest expenses to banks			122	178
Interest expenses to others			114	102
			1,074	1,117
Commissions			13	8
Foreign exchange losses			208	321
Charges from fair value hedge derivatives			247	247
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			392	261
Charges from non-hedging derivatives			34	28
Miscellaneous finance expenses			95	86
	(A	)	2,063	2,068
Negative fair value adjustments to:
Fair value hedge derivatives			447	436
Underlying financial assets and liabilities of fair value hedge derivatives			17	55
Non-hedging derivatives			90	171
	(B	)	554	662

Total	(A+B	)	2,617	2,730

Foreign exchange losses (208 million euros) decreased by 113 million euros compared to the first half of 2008 (321 million euros). This amount was reduced by 217 million euros by foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (1 million euros in the first half of 2008). The counterpart of this amount is represented by foreign exchange gains (270 million euros in the first half of 2009, 340 million euros in the first half of 2008).

Charges from fair value hedge derivatives (247 million euros), unchanged compared to the first half of 2008, refer to CCIRS contracts for 183 million euros and IRS contracts for 64 million euros.

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (392 million euros) increased by 131 million euros compared to the first half of 2008 (261 million euros) and refers to CCIRS contracts for 256 million euros and IRS contracts for 136 million euros.

Charges from non-hedging derivatives (34 million euros) increased by 6 million euros compared to the first half of 2008 (28 million euros), and refer to IRS contracts for 10 million euros, CCIRS contracts for 23 million euros and other derivative contracts for 1 million euros.

Miscellaneous finance expenses (95 million euros) increased by 9 million euros compared to the first half of 2008 (86 million euros).

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	133

Negative fair value adjustments to fair value hedge derivatives (447 million euros) increased by 11 million euros compared to the first half of 2008 (436 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to 477 million euros (444 million euros in the first half of 2008).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (17 million euros) decreased by 38 million euros compared to the first half of 2008 (55 million euros). The counterpart of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives equal to 22 million euros (20 million euros in the first half of 2008).

Negative fair value adjustments to non-hedging derivatives of 90 million euros decreased by 81 million euros compared to the first half of 2008 (171 million euros); 110 million euros of this reduction is due to the absence of the negative effect of the measurement of the Sofora Telecomunicaciones S.A. option which was partly offset by higher charges of 34 million euros referring to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting) with a counterpart in foreign exchange gains.

Note 20 – Segment information

•	a) Segment information

The data of the Telecom Italia Group is presented in this Half-yearly Financial Report at June 30, 2009 based on the following operating segments:

•	Domestic

•	Brazil

•	European BroadBand

•	Media

•	Olivetti

•	Other operations

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	134

Consolidated income statements by operating segments

	Domestic		Brazil		European Broadband		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated total
(millions of euros)	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008
Third-party revenues	10,834	11,302	2,296	2,533	603	635	98	130	122	157	—	52	—	—	13,953	14,809
Intragroup revenues	57	89	3	4	10	7	16	18	31	23	36	46	(153)	(187)	—	—
Revenues by segment	10,891	11,391	2,299	2,537	613	642	114	148	153	180	36	98	(153)	(187)	13,953	14,809
Other income	105	120	26	26	3	9	1	1	8	6	1	1	(6)	(5)	138	158
Total operating revenues and other income	10,996	11,511	2,325	2,563	616	651	115	149	161	186	37	99	(159)	(192)	14,091	14,967
Acquisition of goods and services	(4,117)	(4,545)	(1,321)	(1,427)	(415)	(461)	(82)	(137)	(126)	(154)	(15)	(42)	125	152	(5,951)	(6,614)
Employee benefits expenses	(1,700)	(1,976)	(98)	(121)	(64)	(65)	(36)	(44)	(34)	(39)	(25)	(30)	3	1	(1,954)	(2,274)
of which: charges for accruals to employee severance indemnities	(17)	(27)	—	—	—	—	—	(1)	—	—	—	(2)	—	—	(17)	(30)
Other operating expenses	(374)	(352)	(347)	(486)	(21)	(16)	(3)	(3)	(3)	(4)	(3)	(3)	1	(1)	(750)	(865)
of which: bad debts expenses and charges for accruals to provisions	(222)	(220)	(93)	(203)	(21)	(16)	(1)	(1)	(3)	(4)	—	—	2	—	(338)	(444)
Changes in inventories	24	26	(37)	(8)	—	1	—	—	(10)	(1)	—	(1)	(1)	—	(24)	17
Internally generated assets	215	233	5	—	13	9	—	—	—	—	—	—	25	29	258	271
EBITDA	5,044	4,897	527	521	129	119	(6)	(35)	(12)	(12)	(6)	23	(6)	(11)	5,670	5,502
Depreciation and amortisation	(2,283)	(2,278)	(488)	(522)	(138)	(117)	(30)	(34)	(3)	(4)	(1)	(9)	16	12	(2,927)	(2,952)
Gains (losses) on disposals of non-current assets	(2)	27	(2)	(1)	—	—	(11)	—	—	—	—	—	—	—	(15)	26
Impairment reversals (losses) on non-current assets	(48)	(1)	—	—	—	—	—	—	—	—	—	—	—	—	(48)	(1)
EBIT	2,711	2,645	37	(2)	(9)	2	(47)	(69)	(15)	(16)	(7)	14	10	1	2,680	2,575
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(17)	(7)	—	—	—	—	—	—	—	—	50	44	—	—	33	37
Other income (expenses) from investments															(33)	2
Finance income															1,525	1,512
Finance expenses															(2,617)	(2,730)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS															1,588	1,396
Income tax expenses															(647)	(163)
PROFIT FROM CONTINUING OPERATIONS															941	1,233
Profit (loss) from Discontinued operations/ Non-current assets held for sale															—	(148)
PROFIT FOR THE PERIOD															941	1,085
of which:															—	—
* Profit attributable to owners of the Parent															964	1,117
* Profit (loss) attributable to Minority Interest															(23)	(32)

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Capital expenditures by operating segments

	Domestic		Brazil		European Broadband		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated total
(millions of euros)	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008
Purchase of intangible assets	619	719	154	624	81	97	18	20	—	—	1	—	(5)	(28)	868	1,432
Purchase of tangible assets	990	1,233	134	200	43	92	6	7	2	1	—	1	—	(10)	1,175	1,524
Total capital expenditures	1,609	1,952	288	824	124	189	24	27	2	1	1	1	(5)	(38)	2,043	2,956

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	135

Headcount at period-end by operating segments

	Domestic		Brazil		European Broadband		Media		Olivetti		Other operations		Consolidated total
(number)	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008
Employees (*)	61,009	61,816	10,149	10,285	2,778	2,912	850	967	1,124	1,194	650	651	76,560	77,825

(*)	Employees at period-end do not take into account the number of employees relating to discontinued operations/non-current assets held for sale.

Other information at period-end by operating segments

	Domestic		Brazil		European Broadband		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated total
(millions of euros)	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008	6/30/2009	12/31/2008
						0		0				0				restated
Operating assets by segment	66,937	67,676	5,713	4,992	1,783	1,795	617	624	219	224	172	164	(237)	(265)	75,204	75,210
Investments accounted for using the equity method	45	103	—	—	1	1	—	—	1	1	425	391	—	—	472	496
Discontinued operation /Non-current assets held for sale															—	9
Unallocated assets															10,467	9,935
Total assets															86,143	85,650

Operating liabilities by segment	11,465	12,313	1,086	1,382	272	352	149	174	177	191	69	75	(198)	(216)	13,020	14,271
Liabilities directly associated with Discontinued operation /Non-current assets held for sale															—	—
Unallocated liabilities															46,502	44,554
Equity															26,621	26,825
Total equity and liabilities															86,143	85,650

•	b) Revenues by geographical area

			Breakdown by the location of operations		Breakdown by location of the Group’s customers
(millions of euros)			1st Half 2009	1st Half 2008	1st Half 2009	1st Half 2008
Italy	(A	)	10,898	11,447	10,175	10,541
Abroad	(B	)	3,055	3,362	3,778	4,268
Total	(A+B	)	13,953	14,809	13,953	14,809

Half-year Condensed Consolidated Financial Statements at June 30, 2009 of the Telecom Italia Group	136

Note 21 – Related party transactions

There are no significant transactions with related parties, including intragroup transactions, which are nonrecurring or unusual / atypical in nature.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, statement of financial position and statement of cash flows.

The figures in the separate consolidated income statement and consolidated statement of cash flows for the first half of 2009 are compared to those of the first half of 2008, while the figures in the statement of financial position at June 30, 2009 are compared with those at December 31, 2008.

The effects on the individual line items of the separate consolidated income statements for the first six months of 2009 and 2008 are as follows:

		Related parties
SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1ST HALF 2009 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Revenues	13,953	97	13	359			469	3.4
Other income	138	2					2	1.4
Acquisition of goods and services	5,951	50	4	248			302	5.1
Employees benefits expenses	1,954			2	48	7	57	2.9
Finance income	1,525			39			39	2.6
Finance expenses	2,617	16		194			210	8.0

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1ST HALF 2008 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Revenues	14,809	80	10	430			520	3.5
Other income	158	2	4				6	3.8
Acquisition of goods and services	6,614	53	14	302			369	5.6
Employees benefits expenses	2,274			2	46	22	70	3.1
Finance income	1,512	1		30			31	2.1
Finance expenses	2,730	17		52			69	2.5

(*)	Other related parties through directors, statutory auditors and key managers.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	137

The effects on the individual line items of the consolidated statement of financial position at June 30, 2009 and at December 31, 2008 are as follows:

		Related parties
STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 6/30/2009 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	(1.394)			(86)			(86)	6,2
Securities other than investments (current assets)	(999)
Financial receivables and other current financial assets	(380)			(15)			(15)	3,9
Cash and cash equivalents	(7.068)			(2.027)			(2.027)	28,7
Non-current financial liabilities	37.090	226		256			482	1,3
Current financial liabilities	7.936	166		436			602	7,6
Total net financial debt	35.185	392		(1.436)			(1.044)	(3,0)

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	819	27					27	3,3

Trade and miscellaneous receivables and other current assets	8.284	105	12	297			414	5,0
Miscellaneous payables and other non-current liabilities	1.243		22	3			25	2,0

Trade and miscellaneous payables and other current liabilities	9.954	66	9	287	31		393	3,9

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2008 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	(2.663)			(255)			(255)	9,6
Securities other than investments (current assets)	(185)
Financial receivables and other current financial assets	(491)	(27)		(14)			(41)	8,4
Cash and cash equivalents	(5.416)	(8)		(1.189)			(1.197)	22,1
Non-current financial liabilities	36.527	247		608			855	2,3
Current financial liabilities	6.267	142		75			217	3,5
Total net financial debt	34.039	354		(775)			(421)	(1,2)

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
Miscellaneous receivables and other non-current assets	694	4					4	0,6
Trade and miscellaneous receivables and other current assets	8.101	113	6	267			386	4,8
Miscellaneous payables and other non-current liabilities	1.539		23	3			26	1,7
Trade and miscellaneous payables and other current liabilities	10.942	50	58	313	31		452	4,1

(*)	Other related parties through directors, statutory auditors and key managers.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	138

The effects on the individual line items of the consolidated statement of cash flows for the first six months of 2009 and 2008 are as follows:

		Related parties
STATEMENT OF CASH FLOWS LINE ITEMS 1st HALF 2009 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Purchase of intangible and tangible assets on accrual basis	2.043	1		12			13	0,6
Dividends paid	1.050			168			168	16,0

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
STATEMENT OF CASH FLOWS LINE ITEMS 1st HALF 2008 (millions of euros)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Purchase of intangible and tangible assets on accrual basis	2.956	1	150	22			173	5,9
Dividends paid	1.664			267			267	16,0

(*)	Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	1st Half 2009	1st Half 2008	TYPE OF CONTRACT
REVENUES
ETECSA	2	2	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.	11	5	Lombardy Region social health system information networking and telephone services
Teleleasing S.p.A.	83	72	Sale of equipment as per the 2000 collaboration agreement
Other minor companies	1	1
Total revenues	97	80
OTHER INCOME	2	2	Recovery of costs of personnel on secondment and recovery of costs for services rendered
ACQUISITION OF GOODS AND SERVICES
ETECSA	42	29	International telecommunications services and roaming
NordCom S.p.A.		1	Costs for purchase and development of computer solutions
Teleleasing S.p.A.	3	18	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Telbios S.p.A.	2	2	Supply of remote medicine services and products
Tiglio I S.r.l.	2	2	Lease of buildings
Other minor companies	1	1
Total acquisition of goods and services	50	53
FINANCE INCOME		1	Interest income on loans made to Aree Urbane S.r.l.
FINANCE EXPENSES	16	17	Interest expenses for finance leases with Teleleasing

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	139

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	6/30/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS		27	Loans with Aree Urbane S.r.l.
CASH AND CASH EQUIVALENTS		8	Treasury account with Teleleasing S.p.A.
NON-CURRENT FINANCIAL LIABILITIES
Teleleasing S.p.A.	225	246	Finance lease equipment.
Tiglio I S.r.l.	1	1	Sale and leaseback transactions.
Total non-current financial liabilities	226	247
CURRENT FINANCIAL LIABILITIES	166	142	Finance lease of equipment and treasury account with Teleleasing S.p.A.
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS
LI.SIT. S.p.A.	2	4	Receivables representing the residual share premium paid.
Aree Urbane S.r.l.	25		Non interest-bearing loan to shareholders.
Total miscellaneous receivables and other non-current assets	27	4
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Asscom S.r.l.	1
ETECSA	11	11	International telecommunications services, roaming and dividends to be
LI.SIT. S.p.A.	40	51	Lombardy Region social health system information networking and telephone services.
Telbios S.p.A.	2	1	Supply of telephone services, ADSL lines and lease of a building.
Teleleasing S.p.A.	47	48	Sale of equipment as per the 2000 collaboration agreement.
Telecom Media News S.p.A.	1		Property leases and telecommunications services.
Other minor companies	3	2
Total trade and miscellaneous receivables and other current assets	105	113
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
ETECSA	12	5	Telecommunications services and roaming.
LI.SIT. S.p.A.	19	18	Deferred financial income on the information networking project of the Lombardy Region social health system.
Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services.
Nord.Com S.p.A.	1	2	Purchase and development of computer services.
Telbios S.p.A.	3	5	Supply of services and products for the remote medicine offering.
Teleleasing S.p.A.	25	16	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement and purchase of telecommunications equipment.
Telecom Media News S.p.A.	1		Performance of service relating to information content.
Tiglio I S.r.l.	3	2	Lease of properties.
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	66	50

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	1st Half 2009	1st Half 2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS	1	1	Acquisition from other minor companies.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	140

Transactions with companies controlled by associates and joint ventures

Beginning January 1, 2009, Italtel Group S.p.A. and all the companies in the Italtel group are no longer considered related parties since the shareholders’ agreements expired at the end of 2008 and have not been renewed.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	1st Half 2009	1st Half 2008	TYPE OF CONTRACT
REVENUES
Telecom Argentina group	13	9	Services: international telecommunications and roaming; data, voice and supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services.
Italtel group		1	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks.
Total revenues	13	10
OTHER INCOME		4	Commercial settlement with the Italtel group.
ACQUISITION OF GOODS AND SERVICES
Telecom Argentina group	4	3	International telecommunications services and roaming.
Italtel group		11	Maintenance contracts and assistance for switching equipment.
Total acquisition of goods and services	4	14

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	6/30/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Telecom Argentina group	12	5	Services: international telecommunications and roaming; data, voice and supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services.
Italtel group		1	Supply and maintenance of equipment, telephone and data transmission services.
Total trade and miscellaneous receivables and other current assets	12	6
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	22	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to the Telecom Argentina group.
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Telecom Argentina group	9	3	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity.
Italtel group		55	Supply contracts connected with investment and operating activities.
Total trade and miscellaneous payables and other current liabilities	9	58

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euros)	1st Half 2009	1st Half 2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS		150	These refer to the purchase of telephone equipment from the Italtel group.

At June 30, 2009, the Telecom Italia Group has provided guarantees on behalf of associates and companies controlled by associates for a total of 17 million euros (31 million euros at 12/31/2008), of which, on behalf of: Aree Urbane S.r.l. 11 million euros (11 million euros at 12/31/2008), ETECSA 3 million euros (3 million euros at 12/31/2008) and Telecom Media News S.p.A. 3 million euros. At 12/31/2008, 16 million euros had been provided as guarantees on behalf of the Italtel group, which is no longer a related party and 1 million euros on behalf of other minor companies. Furthermore, weak comfort letters have also been provided for a total of 34 million euros (138 million euros at 12/31/2008) on behalf of ETECSA, in respect of loans from suppliers.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	141

Transactions with other related parties

(through directors, statutory auditors and key managers)

On February 27, 2009, following the resignation of Gianni Mion (through whom both the companies of the Edizione group and the Sintonia group were related parties of Telecom Italia), Stefano Cao was co-opted as director (through whom only the companies of the Sintonia group are related parties of Telecom Italia); the shareholders’ meeting of April 8, 2009 later confirmed this appointment.

Consequently, the separate consolidated income statement and the statement of consolidated financial position transactions reported in the following tables include the income statement transactions with respect to the Edizione group from January 1, to March 31, 2009 and the Sintonia group from January 1, to June 30, 2009, while the financial position transactions at June 30, 2009 refer solely to the companies of the Sintonia group.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	1st Half 2009	1st Half 2008	TYPE OF CONTRACT
REVENUES
Edizione group	3	5	Supply of telephone and data transmission services managed in outsourcing with dedicated assistance.
Generali group	25	25	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications products and services for foreign holdings.
Intesa SanPaolo group	61	63	Telephone, data and international network services, ICT services, Lan network management, applications platform.
Mediobanca group	3	3	Telephone and MPLS data network services and marketing of data and VoIP devices.
Telefónica group	266	326	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Other minor companies and companies that are no longer related parties	1	8
Total revenues	359	430
ACQUISITION OF GOODS AND SERVICES
China Unicom group	2		International telecommunications services and roaming.
Edizione group	5	1	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and internet rights connected with sports events.
Generali group	12	12	Insurance premiums and property leases.
Intesa SanPaolo group	10	11	Mobile banking services, commissions for telephone bills payment services and collections by credit cards.
Mediobanca group	1		Credit recovery activities.
Telefónica group	218	252	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Others, companies that are no longer related parties		26
Total acquisition of goods and services	248	302
EMPLOYEE BENEFITS EXPENSES	2	2	Non-obligatory employee insurance taken out with the group.
FINANCE INCOME
Intesa SanPaolo group	24	26	Bank accounts, deposits and hedging derivatives.
Mediobanca group	15	4	Bank accounts, deposits and hedging derivatives.
Total finance income	39	30
FINANCE EXPENSES
Intesa SanPaolo group	181	33	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts.
Mediobanca group	13	19	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Total finance expenses	194	52

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	142

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	6/30/2009	12/31/2008	TYPE OF CONTRACT
NET FINANCIAL DEBT
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS
Intesa SanPaolo group	76	225	Hedging derivatives.
Mediobanca group	10	30	Hedging derivatives.
Total securities, financial receivables and other non-current financial assets	86	255
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL RECEIVABLES
Intesa SanPaolo group	10	13	Hedging derivatives.
Mediobanca group	5	1	Hedging derivatives.
Total financial receivables and other current financial assets	15	14
CASH AND CASH EQUIVALENTS
Intesa SanPaolo group	509	696	Bank accounts and deposits.
Mediobanca group	1.498	493	Repurchase agreements.
Telefónica group	20		Commercial paper.
Total cash and cash equivalents	2.027	1.189
NON-CURRENT FINANCIAL LIABILITIES
Intesa SanPaolo group	190	478	Revolving Credit Facility, hedging derivatives, loans and finance lease liabilities.
Mediobanca group	66	130	Revolving Credit Facility and hedging derivatives.
Total non-current financial liabilities	256	608
CURRENT FINANCIAL LIABILITIES
Intesa SanPaolo group	367	74	Term Loan Facility, bank accounts, hedging derivatives, finance lease liabilities and other financial payables.
Mediobanca group	69	1	Term Loan Facility and hedging derivatives.
Total current financial liabilities	436	75
OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS
TRADE AND MISCELLANEOUS AND OTHER CURRENT ASSETS
Generali group	32	21	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications products and services for foreign holdings.
Intesa SanPaolo group	185	178	Supply of telephone and data transmission services and ICT services and LAN network management, international data network, applications platform and specialist services for call center management.
Mediobanca group	1	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices.
Edizione group	3	4	Supply of telephone and data transmission services.
Telefónica group	76	63	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Total trade and miscellaneous receivables and other current assets	297	267

OTHER STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	6/30/2009	12/31/2008	TYPE OF CONTRACT
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	3	3	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group.
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
China Unicom group	1		International telecommunications services and roaming.
Generali group	1		Deferred income regarding outsourcing of data networks and central and peripheral telephony.
Intesa SanPaolo group	202	232	Mobile banking services and credit recovery activities.
Mediobanca group	2	2	Credit recovery activities and factoring commissions.
Edizione group	8	9	Fees for laying telephone cables along expressways and property leases.
Telefónica group	73	70	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Total trade and miscellaneous payables and other current liabilities	287	313

STATEMENT OF CASH FLOWS LINE ITEMS (millions of euro)	1st Half 2009	1st Half 2008	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS
Telefónica group	12	21	Capitalization of costs connected with unbundling in Germany.
Others, companies that are no longer related parties		1
Total purchase of intangible and tangible assets on an accrual basis	12	22

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	143

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS (millions of euros)	1st Half 2009	1st Half 2008	TYPE OF CONTRACT
EMPLOYEE BENEFITS EXPENSES			Contributions to pension funds.
Fontedir	7	7
Telemaco	38	35
Other Italian and foreign pension funds	3	4
Total employee benefits expenses	48	46

STATEMENT OF FINANCIAL POSITION LINE ITEMS (millions of euros)	6/30/2009	12/31/2008	TYPE OF CONTRACT
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			Payables for contributions to pension funds.
Fontedir	5	5
Telemaco	24	24
Other Italian and foreign pension funds	2	2
Total trade and miscellaneous payables and other current liabilities	31	31

Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 7.4 million euros in the first half of 2009 (22.2 million euros in the first half of 2008), analyzed as follows:

(millions of euros)	1st Half 2009	1st Half 2008
Short-term remuneration	6,8	7,6
Long-term remuneration		0,1
Employment termination benefit incentives		14,5
Share-based payments (*)	0,6
	7,4	22,2

(*)	This is the fair value of rights matured at June 30, 2009 under the Telecom Italia incentive plans (PSG and TOP 2008).

Key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.

Managers:
Paolo Annunziato [1]	Head of Public Affairs
Oscar Cicchetti	Head of Domestic Market Operations
Stefano Ciurli [2]	Head of Purchasing
Antonino Cusimano	Head of General Counsel & Corporate and Legal Affairs
Luca Luciani [3]	Director Chairman of Tim Brasil
Antonio Migliardi	Head of Human Resources and Organization
Marco Patuano	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico [4]	Head of Purchasing
Giovanni Stella	Deputy Chairman of Telecom Italia Media S.p.A.
Head of Media Business Unit
Head of Disposal Telecom Italia S.p.A.

[1]	to February 26, 2009.
[2]	from March 16, 2009.
[3]	from January 19, 2009.
[4]	to March 15, 2009.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	144

Note 22 – Stock option and performance share granting plans of the Telecom Italia Group

The stock option and performance share granting plans in effect at June 30, 2009 and at December 31, 2008 are the following, respectively:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia S.p.A. ordinary shares;

•

free Telecom Italia S.p.A. ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

The changes between December 31, 2008 and June 30, 2009 in the stock option and performance share granting plans of Telecom Italia S.p.A. are described in the following paragraphs.

•	Stock Option Plans - Telecom Italia S.p.A.

In the description of the stock option plans, in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, that means a quantity of options equal to the number of ordinary shares actually subscribable of the current Telecom Italia S.p.A.. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	145

The main features of the Telecom Italia S.p.A. stock option plans in effect at December 31, 2008 and at June 30, 2009 are summarized in the following tables.

Stock Option Plans (Date of shareholders’ meeting resolution)	BoD Grant Date	Lot		Exchange Ratio (1)	Exercise Price of Options (2)	Exercise Price of Equivalent Options (3)	Original Grant		Exercise period		Equivalent Options Outstanding at:
							No. of Options	No. of Equivalent Options	from	to	12/31/2008	6/30/2009
	(Grantees)				(euros)	(euros)
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single		1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	11,400,000	11,400,000

2002 Top Plan	2/13/2002	2	°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	5,050,330	—
(6/12/2001 - 5/26/2003)	(16 Top Managers)	3	°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	8,318,193	7,261,915

2002 Plan granted in	3/26/2002	2	°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	13,119,891	—
March	(Managers of the Group)	3	°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	18,717,132	17,889,280
(12/15/1998 - 8/10/2000
- 5/3/2001 - 5/26/2003)

2002 Plan granted in	8/1/2002	2	°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	168,343	—
August	(Managers of the Group)	3	°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	224,457	224,457
(12/15/1998 - 8/10/2000
- 5/3/2001 - 5/26/2003)

2003-2005 Plan	5/6/2002	2	°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	863,096	—
(10/10/2000 - 4/7/2005)	(Managers and employees of the Group)	3	°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,212,557	1,212,557
Total											59,073,999	37,988,209

(1)	Number of Telecom Italia ordinary shares granted for the exercise of one option.
(2)	Original exercise price determined for the exercise of one option.
(3)	Subscription price of one Telecom Italia S.p.A. ordinary share coming from the exercise of one equivalent option.

Information on the changes during the first half of 2009 in the Telecom Italia S.p.A. stock options plans is as follows:

•	“Stock Option 2002 Top Plan”: on February 18, 2009, the terms for exercising the second lot of options expired.

•	“Stock Option 2002 Plan”: on March 3, 2009, the terms for exercising the second lot of options expired.

•	“Stock Option Plans 2003-2005”: on May 31, 2009, the terms for exercising the second lot of options expired.

•	“Stock Option 2008 Top Plan”

The fair value of the options of the 2008 Top Plan, was determined as a total of 2.6 million euros and is being recognized in equity over the vesting period of the options with an offsetting entry to “Employee benefits expenses”; the amount charged to income in the first half of 2009 is 0.4 million euros.

During the first half of 2009 no stock options were exercised.

The market value of Telecom Italia S.p.A. ordinary shares at June 30, 2009 and at December 31, 2008 was respectively 0.9898 euros and 1.1492 euros, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	146

Aggregate movements in all Telecom Italia S.p.A. stock option plans from December 31, 2008 to June 30, 2009 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option
		(euros)
Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88
Lapsed (1) during the period	(2,332,718)	2.86
Expired (2) during the period	(18,753,072)	2.89
Options outstanding at June 30, 2009	37,988,209	2.60
Of which: Options exercisable at June 30, 2009	26,588,209	2.89

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).
(2)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia S.p.A. stock option plans in effect at June 30, 2009 and at December 31, 2008, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Range of Prices	Equivalent options outstanding at June 30, 2009			Equivalent options exercisable at June 30, 2009
(euros)	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
		(years)	(euros)		(euros)
1.95	11,400,000	4.79	1.95	—	—
2.41	224,457	0.67	2.41	224,457	2.41
2.78 – 2.94	26,363,752	0.67	2.89	26,363,752	2.89
	37,988,209			26,588,209

Range of Prices	Equivalent options outstanding at December 31, 2008			Equivalent options exercisable at December 31, 2008
(euros)	Equivalent Options	Residual Weighted Average Life	Weighted Average Grant Price	Equivalent Options	Weighted Average Grant Price
		(years)	(euros)		(euros)
1.95	11,400,000	5.29	1.95	—	—
2.41	392,800	0.74	2.41	392,800	2.41
2.78 – 2.94	47,281,199	0.80	2.89	47,281,199	2.89
	59,073,999			47,673,999

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	147

•	Performance Share Granting Plan - Telecom Italia S.p.A.

Information on the changes during the first half of 2009 in the Telecom Italia S.p.A. Performance Share Granting Plan is as follows:

the situation at June 30, 2009 shows that the number of shares which could potentially be effectively granted based on the rights attributed is equal to 12,444,000 while the number at December 31, 2008 was equal to 13,114,800;

the fair value of the rights of the Performance Share Granting Plan was determined as a total of 2.5 million euros and is being recognized in equity over the vesting period of the rights with an offsetting entry to “Employee benefits expenses”; the amount charged to the separate income statement in the first half of 2009 is 0.4 million euros.

Note 23 – Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

The effect of non-recurring events and transactions in the first half of 2009 is as follows:

(millions of euros)		Equity	Net profit for the period	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	(A)	26,621	941	35,185	1,633
Other sundry expenses		(7)	(7)	—	—
Expenses for mobility agreements under Law 223/91		—	—	56	(56)
Loss on sale of Telecom Media News		(11)	(11)	10	(10)
Impairment loss on intangible assets		(33)	(33)	—	—
Net gains on disposal of Other investments		3	3	(13)	13
Receipt of interest connected with the refund of the TLC operating fee		—	—	(100)	100
Total effect	(B)	(48)	(48)	(47)	47
Effect of Discontinued Operations	(C)	—	—	1	(1)
Figurative amount – financial statements	(A-B-C)	26,669	989	35,231	1,587

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the period.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	148

The impact of non-recurring items on individual income statement line items is as follows:

(millions of euros)	1st Half 2009	1st Half 2008
Other operating expenses:
Other sundry expenses	(7)	(3)
Employee benefits expenses:
Expenses for mobility agreements under Law 223/91	—	(287)
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBIDTA)	(7)	(290)
Gains (losses) on non-current assets:
Gains on properties	—	25
Loss on disposal of Telecom Media News	(11)	—
Impairment reversals (losses) on non-current assets:
Impairment loss on intangible assets	(48)	—
IMPACT ON OPERATING PROFIT (EBIT)	(66)	(265)
Other income (expenses) from investments
Gains on disposals of Other investments	3	1
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(63)	(264)
Effect of income taxes on non-recurring items	15	71
Discontinued operations	—	(1)
IMPACT ON PROFIT FOR THE PERIOD	(48)	(194)

Note 24 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2009 the Telecom Italia Group has not put into place any atypical and/or unusual operations, as defined by that Communication.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	149

Note 25 – Other information

•	a) Exchange rates used to translate foreign currency financial statements (*)

		Period-end exchange rates (statements of financial position)		Average exchange rates for the period (income statements and statements of cash flows)
(local currency against 1 euro)		6/30/2009	12/31/2008	1st Half 2009	1st Half 2008
Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580
CZK	Czech koruna	25.88200	26.87500	27.13152
HUF	Hungarian forint	271.55000	266.70000	289.79938
CHF	Swiss franc	1.52650	1.48500	1.50583	1.60654
TRY	Turkish lira	2.16140	2.14880	2.15132	1.88989
GBP	Pound sterling	0.85210	0.95250	0.89454	0.77532
RON	New Romanian leu	4.20720	4.02250	4.22955
SSK	Slovakia koruna (°)		30.12600

North America
USD	U.S. dollar	1.41340	1.39170	1.33316	1.53061

Latin America
VEF	Venezuelan bolivar	3.03499	2.98840	2.86269	3.28667
BOB	Bolivian	9.92525	9.76720	9.36376	11.39702
PEN	Peruvian nuevo sol	4.25231	4.37155	4.13683	4.36040
ARS	Argentinean peso	5.35858	4.80444	4.84920	4.80150
CLP	Chilean peso	749.70000	888.08600	780.97343	714.78984
COP	Colombian peso	3,037.17000	3,124.48000	3,089.53656	2,809.03803
MXN	Mexican peso	18.55370	19.23330	18.44074	16.24081
BRL	Brazilian real	2.75840	3.25240	2.92345	2.59480

Other countries
ILS	Israeli shekel	5.53225	5.27800	5.41155	5.38726

(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.
(°)	As of January 1, 2009, the Slovakia Koruna was replaced by the euro currency.

•	b) Research and development

in the first half of 2009, expenditures for research and development activities amount to a total of 374 million euros (385 million euros in the first half of 2008) and are represented by external costs and labor costs of dedicated staff.

Research activities expensed during the first half of 2009 amount to 43 million euros (43 million euros in the first half of 2008); capitalized development costs total 331 million euros (342 million euros in the first half of 2008).

Research and development activities conducted by the Telecom Italia Group are detailed in the Interim Management Report in the “Sustainability Section” under “Research and Development”.

Note 26 – Events subsequent to June 30, 2009

There are no significant events subsequent to June 30, 2009 which warrant mention at the date of August 6, 2009.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	150

Note 27 – List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10.673.803.874
	(ITALY)

SUBSIDIARIES CONSOLIDATED LINE-BY-LINE

DOMESTIC BU

ELETTRA TLC S.p.A.	ROME	EUR	10.329.200	70,0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(services rendered in connection with submarine cable systems for telecommunications)	(ITALY)

I.T. TELECOM S.r.l.	POMEZIA (ROME)	EUR	7.000.000	100,0000		TELECOM ITALIA S.p.A.
(software development and software consulting)	(ITALY)

LATIN AMERICAN NAUTILUS ARGENTINA S.A.	BUENOS AIRES	ARS	9.998.000	95,0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(ARGENTINA)			5,0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS BOLIVIA S.r.l.	LA PAZ	BOB	6.730.600	99,9999		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(BOLIVIA)			0,0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL Ltda	RIO DE JANEIRO	BRL	6.850.598	99,9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
(installation and maintenance of submarine cable systems)	(BRAZIL)			0,0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda	RIO DE JANEIRO	BRL	8.844.866	99,9999		LATIN AMERICAN NAUTILUS Ltd
(holding company)	(BRAZIL)			0,0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.

LATIN AMERICAN NAUTILUS CHILE S.A.	SANTIAGO	CLP	12.048.300.586	100,0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(CHILE)

LATIN AMERICAN NAUTILUS COLOMBIA Ltda	BOGOTA’	COP	240.225.000	99,9999		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(COLOMBIA)

LATIN AMERICAN NAUTILUS Ltd	DUBLIN	USD	1.000.000	100,0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(installation and maintenance of submarine cable systems)	(IRELAND)

LATIN AMERICAN NAUTILUS MEXICO S.A.	MEXICO, D.F.	MXN	100.000	99,9999		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(MEXICO)			0,0001		LATIN AMERICAN NAUTILUS USA Inc.

LATIN AMERICAN NAUTILUS PANAMA S.A.	PANAMA	USD	10.000	100,0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)

LATIN AMERICAN NAUTILUS PERU’ S.A.	LIMA	PEN	56.865.179	100,0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(PERÙ)

LATIN AMERICAN NAUTILUS SERVICE Inc.	FLORIDA	USD	10.000	100,0000		LATIN AMERICAN NAUTILUS USA Inc.
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS St. Croix LLC	VIRGIN ISLANDS	USD	10.000	100,0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS USA Inc.	FLORIDA	USD	20.000	100,0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(USA)

LATIN AMERICAN NAUTILUS VENEZUELA C.A.	CARACAS	VEF	981.457	100,0000		LATIN AMERICAN NAUTILUS Ltd
(installation and maintenance of submarine cable systems)	(VENEZUELA)

LOQUENDO SOCIETA’ PER AZIONI	TURIN	EUR	3.573.741	99,9846		TELECOM ITALIA S.p.A.
(research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	(ITALY)

MATRIX S.p.A.	MILAN	EUR	2.100.000	100,0000		TELECOM ITALIA S.p.A.
(Internet services)	(ITALY)

MED - 1 (NETHERLANDS) B.V.	AMSTERDAM	EUR	18.200	100,0000		MED - 1 SUBMARINE CABLES Ltd
(holding company)	(NETHERLANDS)

MED - 1 ITALY S.r.l.	ROME	EUR	548.477	100,0000		MED - 1 (NETHERLANDS) B.V.
(installation and management submarine cable systems in Italian seas)	(ITALY)

MED - 1 SUBMARINE CABLES Ltd	RAMAT GAN	ILS	55.886.866	99,9123		TELECOM ITALIA SPARKLE S.p.A.
(installation and management of cable Lev)	(ISRAEL)

MEDITERRANEAN NAUTILUS B.V.	AMSTERDAM	EUR	18.003	100,0000		MEDITERRANEAN NAUTILUS Ltd
(holding company)	(NETHERLANDS)

MEDITERRANEAN NAUTILUS GREECE S.A.	ATHENS	EUR	111.600	100,0000		MEDITERRANEAN NAUTILUS B.V.
(installation and management of submarine cable systems)	(GREECE)

MEDITERRANEAN NAUTILUS ISRAEL Ltd	RAMAT GAN	ILS	1.000	100,0000		MEDITERRANEAN NAUTILUS B.V.
(TLC services, installation and management of submarine cable systems)	(ISRAEL)

MEDITERRANEAN NAUTILUS ITALY S.p.A.	ROME	EUR	3.100.000	100,0000		MEDITERRANEAN NAUTILUS B.V.
(installation and management of submarine cable systems)	(ITALY)

MEDITERRANEAN NAUTILUS Ltd	DUBLIN	USD	153.259	100,0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
(TLC services, installation and management of submarine cable systems)	(IRELAND)

MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON	ISTANBUL	TRY	350.000	99,9988		MEDITERRANEAN NAUTILUS B.V.
HIZMETLERI TICARET ANONIM SIRKETI	(TURKEY)			0,0003		MEDITERRANEAN NAUTILUS Ltd
(telecommunications services)				0,0003		MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0,0003		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0,0003		MEDITERRANEAN NAUTILUS GREECE S.A.

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	151

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OLIVETTI MULTISERVICES S.p.A.	MILAN	EUR	20.337.161	100,0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

PATH.NET S.p.A.	ROME	EUR	25.800.000	100,0000		TELECOM ITALIA S.p.A.
(networking systems and telecommunications)	(ITALY)

TECNOSERVIZI MOBILI S.r.l.	ROME	EUR	26.000	100,0000		TELECOM ITALIA S.p.A.
(management of movable assets)	(ITALY)

TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES Scarl	MILAN	EUR	2.750.000	81,8182		TELECOM ITALIA S.p.A.
(internal auditing for the Telecom Italia Group)	(ITALY)			18,1818		TELECOM ITALIA MEDIA S.p.A.

TELECOM ITALIA NETHERLANDS B.V.	AMSTERDAM	EUR	18.200	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(NETHERLANDS)

TELECOM ITALIA SAN MARINO S.p.A.	ROVERETA-FALCIANO	EUR	1.808.000	99,9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services in San Marino)	(REP. OF S. MARINO)			0,0001		TELECOM ITALIA S.p.A.

TELECOM ITALIA SPAIN SL UNIPERSONAL	MADRID	EUR	2.003.096	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SPAIN)

TELECOM ITALIA SPARKLE BULGARIA EOOD	SOFIA	BGN	5.860	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BULGARIA)

TELECOM ITALIA SPARKLE CZECH S.R.O.	PRAGUE	CZK	6.720.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(CZECH REPUBLIC)

TELECOM ITALIA SPARKLE EST S.r.l.	BUCHAREST	RON	88.560	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(RUMANIA)

TELECOM ITALIA SPARKLE HUNGARY K.F.T.	BUDAPEST	HUF	2.860.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(HUNGARY)

TELECOM ITALIA SPARKLE LUXEMBOURG S.A.	LUXEMBOURG	EUR	41.625.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(holding company)

TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc.	NEW YORK	USD	15.550.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications and promotional services)	(USA)

TELECOM ITALIA SPARKLE S.p.A.	ROME	EUR	200.000.000	100,0000		TELECOM ITALIA S.p.A.
(public and private telecommunication services management)	(ITALY)

TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd	SINGAPORE	USD	5.121.120	99,9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)				0,0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc.

TELECOM ITALIA SPARKLE SLOVAKIA S.R.O.	BRATISLAVA	EUR	300.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SLOVAKIA)

TELECONTACT CENTER S.p.A.	NAPLES	EUR	770.000	100,0000		TELECOM ITALIA S.p.A.
(telemarketing services)	(ITALY)

TELEFONIA MOBILE SAMMARINESE S.p.A.	B.GO MAGGIORE	EUR	78.000	51,0000		TELECOM ITALIA SAN MARINO S.p.A.
(mobile telephony services)	(REP. OF S. MARINO)

TELEMEDIA INTERNATIONAL USA Inc.	NEW JERSEY	USD	154.022.889	100,0000		TMI - TELEMEDIA INTERNATIONAL Ltd
(telecommunications services)	(USA)

TELENERGIA S.r.l.	ROME	EUR	50.000	100,0000		TELECOM ITALIA S.p.A.
(import, export, purchase, sale and exchange of electrical energy)	(ITALY)

TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A.	TURIN	EUR	390.000	100,0000		TELECOM ITALIA S.p.A.
(manufacturing and sale of systems for encrypted crypto’s telecommunications)	(ITALY)

TI BELGIUM S.P.R.L. - B.V.B.A	BRUSSELS	EUR	3.000.000	99,9999		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(BELGIUM)

TI GERMANY GmbH	FRANKFURT	EUR	25.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(GERMANY)

TI SWITZERLAND GmbH	ZURICH	CHF	2.000.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(SWITZERLAND)

TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GmbH	VIENNA	EUR	2.735.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(AUSTRIA)

TI UNITED KINGDOM Ltd	LONDON	GBP	4.150.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)

TIS FRANCE S.A.S.	PARIS	EUR	18.295.000	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(installation and maintenance of telecommunications services for fixed network and relating activities)	(FRANCE)

TMI - TELEMEDIA INTERNATIONAL Ltd	LONDON	EUR	3.983.254	100,0000		TELECOM ITALIA SPARKLE S.p.A.
(telecommunications services)	(UK)

TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda	SAO PAOLO	BRL	8.909.639	100,0000		TMI - TELEMEDIA INTERNATIONAL Ltd
(telecommunications services)	(BRAZIL)

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	152

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
BRAZIL BU

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	6.067.040.293	100,0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(BRAZIL)

TIM CELULAR S.A.	SAO PAOLO	BRL	7.731.647.115	100,0000		TIM PARTICIPAÇÕES S.A.
(mobile telephony operator)	(BRAZIL)

TIM NORDESTE S.A.	JABOATAO DOS	BRL	1.654.343.184	100,0000		TIM CELULAR S.A.
(mobile telephony operator)	GUARARAPES (BRAZIL)

TIM PARTICIPAÇÕES S.A.	RIO DE JANEIRO	BRL	7.632.371.374	69,8605	81,3248	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
(holding company)	(BRAZIL)

EUROPEAN BROADBAND BU

BBEYOND B.V.	HOOFDDORP	EUR	18.000	100,0000		BBNED N.V.
(telecommunications services)	(NETHERLANDS)

BBNED N.V.	HOOFDDORP	EUR	82.430.000	99,9939		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(NETHERLANDS)			0,0061		BBNED N.V.

HANSENET TELEKOMMUNIKATION GmbH	HAMBURG	EUR	91.596.500	100,0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
(telecommunications services)	(GERMANY)

INTERNLNET B.V.	NIJMEGEN	EUR	39.960	100,0000		BBNED N.V.
(internet services)	(NETHERLANDS)

TELECOM ITALIA DEUTSCHLAND HOLDING GmbH	HAMBURG	EUR	25.000	100,0000		TELECOM ITALIA S.p.A.
(holding company)	(GERMANY)

MEDIA BU

BEIGUA S.r.l.	ROME	EUR	51.480	51,0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

GIALLO VIAGGI. It S.r.l. (in liquidation)	MILAN	EUR	10.000	100,0000		TELECOM ITALIA MEDIA S.p.A.
(research, design, development, production of information and telematic products for tourism)	(ITALY)

MTV ITALIA S.r.l.	ROME	EUR	12.151.928	51,0000		TELECOM ITALIA MEDIA S.p.A.
(services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	(ITALY)

MTV PUBBLICITA’ S.r.l.	MILAN	EUR	10.400	100,0000		MTV ITALIA S.r.l.
(advertising agency)	(ITALY)

TELECOM ITALIA MEDIA BROADCASTING S.r.l.	ROME	EUR	15.000.000	100,0000		TELECOM ITALIA MEDIA S.p.A.
(purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	(ITALY)

TELECOM ITALIA MEDIA S.p.A.	ROME	EUR	100.510.259	65,7069	66,7962	TELECOM ITALIA S.p.A.
(development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	(ITALY)			2,2471	2,2846	TELECOM ITALIA FINANCE S.A.

OLIVETTI BU

ADVALSO S.p.A.	IVREA (TURIN)	EUR	500.000	100,0000		OLIVETTI S.p.A
(planning, production and servicing of telecommunication services and product)	(ITALY)

OLIVETTI AUSTRIA GmbH (in liquidation)	VIENNA	EUR	36.336	100,0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and accessories)	(AUSTRIA)

OLIVETTI DEUTSCHLAND GmbH	NURNBERG	EUR	25.600.000	100,0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and holding company)	(GERMANY)

OLIVETTI ENGINEERING S.A.	YVERDON LES BAINS	CHF	100.000	100,0000		OLIVETTI I-JET S.p.A.
(product research and development based on ink-jet technology)	(SWITZERLAND)

OLIVETTI ESPANA S.A.	BARCELONA	EUR	1.229.309	99,9912		OLIVETTI INTERNATIONAL B.V.
(product research and development based on ink-jet technology)	(SPAIN)

OLIVETTI FRANCE S.A.	PUTEAUX	EUR	3.190.000	100,0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment and software)	(FRANCE)

OLIVETTI I-JET S.p.A.	ARNAD (AOSTA)	EUR	15.000.000	100,0000		OLIVETTI S.p.A
(manufacture and sale of products and accessories for office equipment)	(ITALY)

OLIVETTI INTERNATIONAL B.V.	AMSTERDAM	EUR	355.027.092	100,0000		OLIVETTI S.p.A
(holding company)	(NETHERLANDS)

OLIVETTI S.p.A	IVREA (TURIN)	EUR	83.500.000	100,0000		TELECOM ITALIA S.p.A.
(manufacture and sale of products and accessories for office equipment)	(ITALY)

OLIVETTI UK Ltd.	MILTON KEYNES	GBP	6.295.712	100,0000		OLIVETTI INTERNATIONAL B.V.
(sale of office equipment)	(UK)

TIESSE S.c.p.A.	ROME	EUR	103.292	61,0000		OLIVETTI S.p.A
(installation and assistance for electronic, computer, telematic and telecommunication equipment)	(ITALY)

TOP SERVICE S.p.A. (in liquidation)	IVREA (TURIN)	EUR	293.618	91,2069		OLIVETTI S.p.A
(electronic diagnostics and repairs of computer products)	(ITALY)

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	153

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OTHER OPERATIONS

BRASILCO S.r.l. (in liquidation)	MILAN	EUR	10.000	100,0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(ITALY)

EMSA SERVIZI S.p.A. (in liquidation)	ROME	EUR	5.000.000	100,0000		TELECOM ITALIA S.p.A.
(real estate services management)	(ITALY)

ETI - EURO TELECOM INTERNATIONAL N.V.	AMSTERDAM	EUR	50.050	100,0000		ICH - INTERNATIONAL COMMUNICATION HOLDING N.V.
(holding company)	(NETHERLANDS)

H.R. SERVICES S.R.L.	L AQUILA	EUR	10.000	100,0000		TELECOM ITALIA S.p.A.
(planning, development and supply of training services)	(ITALY)

ICH - INTERNATIONAL COMMUNICATION HOLDING N.V.	AMSTERDAM	EUR	50.000	100,0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(NETHERLANDS)

NETESI S.p.A. (in liquidation)	MILAN	EUR	434.715	100,0000		TELECOM ITALIA S.p.A.
(telecommunications and multimedia services)	(ITALY)

OFI CONSULTING S.r.l.	IVREA (TURIN)	EUR	95.000	100,0000		TELECOM ITALIA S.p.A.
(administrative consulting)	(ITALY)

OLIVETTI GESTIONI IVREA S.r.l.	IVREA (TURIN)	EUR	100.000	100,0000		TELECOM ITALIA S.p.A.
(real estate services)	(ITALY)

OLIVETTI HOLDING B.V.	AMSTERDAM	EUR	15.882.770	100,0000		TELECOM ITALIA FINANCE S.A.
(finance company)	(NETHERLANDS)

PURPLE TULIP B.V.	AMSTERDAM	EUR	18.000	100,0000		TELECOM ITALIA INTERNATIONAL N.V.
(holding company)	(NETHERLANDS)

SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC S.p.A.	TURIN	EUR	35.745.120	100,0000		TELECOM ITALIA S.p.A.
(finance company)	(ITALY)

SHARED SERVICE CENTER S.r.l.	ROME	EUR	1.756.612	100,0000		TELECOM ITALIA S.p.A.
(planning, design, installation running of computer services)	(ITALY)

TECO SOFT ARGENTINA S.A. (in liquidation)	BUENOS AIRES	ARS	12.000	100,0000		TELECOM ITALIA S.p.A.
(design, development and sale of software)	(ARGENTINA)

TELECOM ITALIA CAPITAL S.A.	LUXEMBOURG	EUR	2.336.000	100,0000		TELECOM ITALIA S.p.A.
(finance company)

TELECOM ITALIA FINANCE S.A.	LUXEMBOURG	EUR	542.090.241	100,0000		TELECOM ITALIA S.p.A.
(finance company)

TELECOM ITALIA INTERNATIONAL N.V.	AMSTERDAM	EUR	2.399.483.000	100,0000		TELECOM ITALIA S.p.A.
(holding company)	(NETHERLANDS)

TELECOM ITALIA LAB S.A. (in liquidation)	LUXEMBOURG	EUR	43.598	99,9484		TELECOM ITALIA S.p.A.
(holding company)				0,0516		TELECOM ITALIA FINANCE S.A.

TELECOM ITALIA LATAM S.A.	SAO PAOLO	BRL	118.925.804	100,0000		TELECOM ITALIA S.p.A.
(telecommunications and promotional services)	(BRAZIL)

TIAUDIT LATAM S.A.	SAO PAOLO	BRL	1.500.000	69,9995		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES Scarl
(internal auditing)	(BRAZIL)			30,0000		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

ASSOCIATED AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
AREE URBANE S.r.l.	MILAN	EUR	10.000	31,6500		TELECOM ITALIA S.p.A.
(real estate)	(ITALY)			0,9700		TELECOM ITALIA MEDIA S.p.A.

ASSCOM INSURANCE BROKERS S.r.l.	MILAN	EUR	100.000	20,0000		TELECOM ITALIA S.p.A.
(insurance mediation)	(ITALY)

BALTEA S.r.l.	IVREA (TURIN)	EUR	2.220.000	49,0000		OLIVETTI S.p.A
(manufacture and sale of office equipment and computer and telecommunications services)	(ITALY)

BROAD BAND SERVICE S.p.A.	SERRAVALLE	EUR	77.000	20,0000		TELECOM ITALIA SAN MARINO S.p.A.
(production and sales of multimedia services)	(REP.OF S.MARINO)

CONS. SCUOLA SUP.ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation)	NAPLES	EUR	127.500	20,0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONS.CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE S.c.r.l.	NAPLES	EUR	589.258	47,9327		TELECOM ITALIA S.p.A.
(delivery of services in the IT and industrial automation fields)	(ITALY)

CONSORZIO E O (in liquidation)	ROME	EUR	15.482	50,0000		TELECOM ITALIA S.p.A.
(professional training)	(ITALY)

CONSORZIO TEMA MOBILITY	TURIN	EUR	850.000	50,0000		TELECOM ITALIA S.p.A.
(marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	(ITALY)

CONSORZIO TURISTEL (in liquidation)	ROME	EUR	77.460	33,3333		TELECOM ITALIA S.p.A.
(online tourism services)	(ITALY)

Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA	HAVANA	USD	1.749.313.080	27,0030		TELECOM ITALIA INTERNATIONAL N.V.
(telecommunications services)	(CUBA)

IM.SER S.r.l.	MILAN	EUR	21.165	40,0000		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

LI.SIT. - LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A.	MILAN	EUR	6.500.000	24,2000		TELECOM ITALIA S.p.A.
(information, TLC services and products for the local public administration)	(ITALY)

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	154

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
MOVENDA S.p.A.	ROME	EUR	133.333	24,9998		TELECOM ITALIA LAB S.A.
(technological platforms for the development of mobile Internet services)	(ITALY)			7,5000		MOVENDA S.p.A.

NORDCOM S.p.A.	MILAN	EUR	5.000.000	42,0000		TELECOM ITALIA S.p.A.
(application service provider)	(ITALY)

OCN-TRADING S.r.l. (in liquidation)	IVREA (TURIN)	EUR	40.800	40,0000		TELECOM ITALIA S.p.A.
(trading company)	(ITALY)

SOFORA TELECOMUNICACIONES S.A.	BUENOS AIRES	ARS	439.702.000	32,5000		TELECOM ITALIA S.p.A.

(holding company)	(ARGENTINA)			17,5000		TELECOM ITALIA INTERNATIONAL N.V.

TELBIOS S.p.A.	MILAN	EUR	983.100	34,4708		TELECOM ITALIA S.p.A.
(technological services supporting the health sector)	(ITALY)

TELECOM MEDIA NEWS S.p.A.	ROMA	EUR	1.120.000	40,0000		TELECOM ITALIA MEDIA S.p.A.
(multimedia journalistic information)

TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A.	MILAN	EUR	9.500.000	20,0000		SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC
(financial leasing of real estate and other assets)	(ITALY)

TIGLIO I S.r.l.	MILAN	EUR	5.255.704	45,6991		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)			2,1027		TELECOM ITALIA MEDIA S.p.A.

TIGLIO II S.r.l.	MILAN	EUR	10.000	49,4700		TELECOM ITALIA S.p.A.
(real estate management)	(ITALY)

WEMACOM TELEKOMMUNIKATION GmbH	SCHWERIN	EUR	60.000	25,0000		HANSENET TELEKOMMUNIKATION GmbH
(telecommunications services)	(GERMANY)

XTRA MEDIA SERVICES B.V.	NIJMEGEN	EUR	18.000	49,0000		INTERNLNET B.V.
(internet services)	(NETHERLANDS)

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	155

Certification of the Half-year Condensed Consolidated Financial Statements at June 30, 2009 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions

1.	We, the undersigned, Franco Bernabè, as the Chief Executive Officer, and Marco Patuano, as the Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2009.

2.	Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.	The undersigned also certify that

3.1.	the half-year condensed consolidated financial statements at June 30, 2009:

a)	are prepared in conformity with International Financial Reporting Standards, as endorsed by the European Union through the EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS);

b)	agree with the results of the accounting records and entries;

c)	provide a fair and correct representation of the financial conditions, results of operations and cash flows of the Company and its consolidated subsidiaries;

3.2.	the interim management report includes a reliable analysis of material events which took place during the first six months of the year 2009 and their impact on the half-year condensed consolidated financial statements at June 30, 2009, together with a description of the main risks and uncertainties for the remaining six months of the year 2009. The interim management report also includes a reliable analysis of information concerning significant related party transactions.

August 6, 2009

Franco Bernabè	Marco Patuano

Chief Executive Officer	Manager responsible for preparing
the Company’s financial reports

Telecom Italia Group – Half-yearly condensed consolidated financial statements at June 30, 2009	156

Auditors’ review report on the interim condensed consolidated financial statements

(Translation from the original Italian text)

To the Shareholders of

Telecom Italia S.p.A.

1.	We have reviewed the interim condensed consolidated financial statements, comprising the statement of financial position, the separate income statement, the statements of comprehensive income, changes in equity and cash flows and the related explanatory notes, of Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group”) as of June 30, 2009. Management of Telecom Italia S.p.A. is responsible for the preparation of the interim condensed consolidated financial statements in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to issue this review report based on our review.

2.	We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution No. 10867 of July 31, 1997. Our review consisted mainly of obtaining information on the accounts included in the interim condensed consolidated financial statements and the consistency of the accounting principles applied, through discussions with management, and of applying analytical procedures to the financial data presented in these consolidated financial statements. Our review did not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and was substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements as we expressed on the annual consolidated financial statements.

With respect to the consolidated financial statements of the prior year and the interim condensed consolidated financial statements of the corresponding period of the prior year, presented for comparative purposes, which have been restated in accordance with IAS 1 (2007) and, as described in the explanatory notes, as a consequence of the retrospective application of IFRIC 13, reference should be made to our reports issued on March 16, 2009 and on August 27, 2008, respectively. We have examined the methods adopted to restate the comparative financial information, and the related disclosures, for the purpose of issuing this review report.

3.	Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Telecom Italia Group as of June 30, 2009 are not prepared, in all material respects, in conformity with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Milan, Italy

August 27, 2009

Reconta Ernst & Young S.p.A.

Signed by: Nadia Locati, Partner

This report has been translated into the English language solely for the convenience of international readers

Independent auditors’ report	157

Useful Information

Free copies of this report can be obtained by:

Calling to	Free number 800020220 (for calls inside Italy) or number +39 011 2293603 (for calls outside Italy) to disposal for information and help to shareholders

E – mail	Corporate.affairs@telecomitalia.it

Internet	Users of the world wide can access the half - yearly financial report at June 30, 2009 and obtain information about Telecom Italia and its products and services at the following address: http://www.telecomitalia.it,

Investor Relations	+ 39 – 0285954131 / 0285954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office, Piazza degli Affari, 2 – 20123 Milan

Headquarters and secondary office in Corso d’Italia, 41 – 00198 Rome

Share Capital 10,673,803,906.70

Tax code/Vat no. and Milan Companies register file no. 00488410010

Register A.E.E. IT08020000000799

Useful information	158

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: September 22, 2009